Exhibit 99.1

Annual Meeting April 18, 2023 | Bank of Montreal Notice of Annual Meeting of Shareholders and Management Proxy Circular

Notice of Annual Meeting of Shareholders

You’re invited to attend BMO’s 2023 annual meeting of shareholders.

How to attend

You can participate in the meeting virtually by logging on to the webcast. You may also attend in person at our Institute for Learning (IFL), 3550 Pharmacy Avenue, Toronto, Ontario. Please see the inside back cover of this circular for a map and directions.

Please monitor our website (bmo.com/annualmeeting), and our transfer agent’s website (www.envisionreports.com/BMO2023), for updates, including in the format of our meeting due to any changes in public health guidelines.

Date and time Tuesday, April 18, 2023 9:30 a.m. Eastern time	Webcast https://web.lumiagm.com/401480051 Enter password: bmo2023 (case sensitive)	In person BMO IFL, 3550 Pharmacy Avenue, Toronto, Ontario

Who can vote

You can vote if you held BMO shares as of the close of business on February 17, 2023, except as noted on page 4. You have one vote per share. There were 709,753,378 common shares outstanding on February 17, 2023, but there may be fewer eligible votes because of voting restrictions – see page 4.

How to vote

You can vote in advance by proxy or voting instruction form, or vote in real-time at the virtual meeting by logging on to the webcast, or in person. Voting using the form you received is the easiest way to vote. How you cast your vote depends on how you hold your shares (see page 5 for details).

Have questions about voting? Contact our transfer agent, Computershare Trust Company of Canada:

by phone 1-800-340-5021 (toll-free in Canada and the United States) 1-514-982-7555 (outside North America)	by email service@computershare.com

2023 meeting agenda

	Board recommendation	Read more

1. Receive BMO’s consolidated financial statements for the year ended October 31, 2022 and the auditors’ report	> Download a copy at www.bmo.com	page 2

2. Elect the board of directors	> Vote FOR each nominated director	page 2

3. Appoint the auditors	> Vote FOR	page 2

4. Vote (on an advisory basis) on our approach to executive compensation	> Vote FOR	page 3

5. Consider the shareholder proposals to be voted on, where properly introduced at the meeting	> Vote AGAINST	page 3

You will also consider any other business that is properly brought before the meeting.

In order for items 2, 3, 4 and 5 to be approved by shareholders, they require a majority (more than 50%) of the votes cast to be FOR the item. The results of the shareholder vote on items 4 and 5 are non-binding, but they will influence the board’s consideration of these matters.

Please take a moment to vote. Your participation is important to us.

By order of the board of directors

Paul Noble

SVP, Chief Legal Officer, Enterprise Legal & Corporate Secretary

February 6, 2023

How to ask questions at the meeting You can ask questions during the webcast, in person, or by sending them to us before the meeting:

Where to get a copy of the 2023 meeting materials

We’re making the management proxy circular available online instead of by mail according to a set of rules developed by the Canadian Securities Administrators called notice and access, and pursuant to an exemption received from the Office of the Superintendent of Financial Institutions. We are also using notice and access to deliver our annual report to beneficial shareholders. If you’ve already given us instructions to send you printed documents, your meeting materials are enclosed with this notice.

You can download the circular and annual report on our transfer agent’s website (www.envisionreports.com/BMO2023), on our website (bmo.com/annualmeeting), or on SEDAR (www.sedar.com). If you prefer to have a paper copy, contact our transfer agent, Computershare, and they will send you a copy.

Check in regularly for information updates

Please monitor our transfer agent’s website (www.envisionreports.com/BMO2023), on our website (bmo.com/annualmeeting), and on SEDAR (www.sedar.com). Please be sure to check in regularly for any updates, including in the format of our meeting due to any changes in public health guidelines.

corp.secretary@bmo.com
Bank of Montreal Corporate Secretary’s Department 100 King Street West 1 First Canadian Place, 21st Floor Toronto, Ontario, Canada M5X 1A1

Look for more information online

www.bmo.com/corporategovernance

2023 Management Proxy Circular	2022 Annual Report	2022 Sustainability Report and Public Accountability Statement	2022 Climate Report	2022 Voting Results

Management Proxy Circular

Message to shareholders

Dear Fellow Shareholders,

The Annual Meeting of Shareholders this year is scheduled to be held on Tuesday, April 18, 2023, in Toronto. This is your opportunity to participate in the governance of your company, and we encourage you to attend either in person, or virtually. At the meeting, you will hear directly from management about the Bank’s performance in 2022 and vote on all business matters brought forward, including the election of the members of the board of directors for the next year.

The business to be conducted is set out in the pages of this Notice of Meeting and Management Proxy Circular.

We encourage you to read this document in combination with the 2022 Annual Report, which sets out the Bank’s financial performance for the fiscal year ended October 31, 2022. We suggest you also review our 2022 Sustainability Report and Public Accountability Statement, and our Climate Report, which chart our progress toward meeting our commitments to support a thriving economy and promote sustainability and inclusivity in our society. In this way, we Boldly Grow the Good in business and life.

We strive to support a sustainable and inclusive future. We believe we have a role as a champion for progress and a catalyst for change. We leverage our position as a leading financial services provider in order to create opportunities for our stakeholders and communities to make positive, sustainable change, because we believe that success can be mutual.

While the North American economy faced headwinds in 2022 as economic momentum slowed worldwide and central banks began to address rising inflation, BMO delivered competitive performance in Fiscal 2022, driven by our leading Winning Culture and strong alignment on achieving our strategic priorities. Our diversified and advantaged business mix continues to enable us to deliver strong, well-balanced results throughout market cycles. BMO’s three operating groups are deeply integrated

George A. Cope, Chair of the Board	Darryl White Chief Executive Officer

between Canada and the United States, with a supportive global presence. With the acquisition of California-based Bank of the West, our position as a leading North American bank with a strong franchise on both sides of the border has been enhanced. We are confident that we have more opportunities than ever to grow the good and support financial progress for our clients and communities in the years ahead.

In Fiscal 2022, BMO reported adjusted earnings per share of $13.23, up from $12.96 in Fiscal 2021. We also ended the year announcing an increase in the quarterly dividend to $1.43 per common share, up 8 per cent from 2021, extending BMO’s unbroken dividend record since 1829.

As was discussed in the Annual Report, there were no changes to the Board over the past year. As you consider the candidates who will stand for election to the board on April 18, you will see that we are nominating six women and seven men for the board, in keeping with our commitment to maintain gender balance. You will also see that we are striving to maintain balanced representation on the board from Canada and the United States – with six of our nominees being American and seven Canadian. The board composition reflects well-informed leaders with diverse backgrounds, relevant experience, and independence from management. We thank the Bank’s shareholders for entrusting us with their support.

Again, we hope you will participate in this year’s Annual Meeting. In advance of the meeting, we also encourage you to submit your vote on the various business matters. You will find an explanation of the voting instructions in this Management Proxy Circular. Please take the time to review the material in this document. Your active involvement matters to your Board of Directors and the management team. We hope you can join us on April 18.

George A. Cope	Darryl White

Guide to the 2023 management proxy circular

In this circular:

•	we, our, us, BMO and the bank mean Bank of Montreal and our subsidiaries
•	you, your and shareholder refer to holders of BMO common shares
•	shares means BMO common shares
•	circular means this management proxy circular
•	board means BMO’s board of directors

Information in this circular is as at February 6, 2023 and in Canadian dollars, unless indicated otherwise.

What we’re discussing at our 2023 annual meeting, important information about voting, and details about the proposed board.	▶	1	The Annual Meeting 2 2 2023 Meeting Agenda 4 Voting Instructions 8 About the Nominated Directors

All about our board and corporate governance practices, and how these are integral to our performance and long-term sustainability.	▶	2	Governance 16 17 About the Board of Directors 25 Building an Effective Board 34 Director Compensation 36 2022 Committee Reports

How executive compensation effectively links bank results, compensation for executives, financial returns to shareholders, and our commitment to pursuing growth responsibly and sustainably.	▶	3

Executive Compensation 41

42 Message from the Chair of the Human Resources Committee

47 Compensation Governance and Oversight

50 BMO’s Approach to Executive Compensation

62 2022 Performance and Compensation

78 Executive Compensation Tables and Other Financial Information

Administrative information and the board’s mandate.	▶	4	Other Information 90

The shareholder proposals received this year, including the three being voted on.	▶	5	Shareholder Proposals 93

Bank of Montreal Management Proxy Circular 2023	1

THE ANNUAL MEETING

2023 Meeting Agenda

1. Receive BMO’s financial statements

Our consolidated financial statements for the year ended October 31, 2022 are available in our 2022 Annual Report on our website at www.bmo.com and in our profile on SEDAR at www.sedar.com.

2. Elect the board of directors

Shareholders will elect 13 directors to the board this year. Each nominated director is experienced and qualified to serve on our board. You can read about each nominee beginning on page 9.

All of the 13 nominees were elected at our 2022 annual meeting and are standing for re-election, to hold office for a term of one year until our next annual meeting or until their successors are elected or appointed.

If, for any reason, at the time of the meeting any nominee is unable to serve, your proxyholder can vote for a substitute nominee at their discretion, unless you have specified otherwise on your proxy or voting instruction form. You can read more about voting beginning on page 4.

The board recommends you vote FOR each nominee.

If you have selected the BMO representatives (George Cope or Darryl White) as your proxyholder and have not specified your voting instructions, they will vote for all of the nominees listed in this circular.

Majority voting for directors

Our Majority Voting Policy requires a director standing for election or re-election in an uncontested election to offer to resign if he or she receives more withhold votes than for votes. The Governance and Nominating Committee will review the matter and recommend to the board to accept the resignation unless there are exceptional circumstances. The nominee will not participate in the discussions.

3. Appoint the auditors

The board proposes that KPMG LLP be appointed as the shareholders’ auditors for the 2023 fiscal year. KPMG LLP has been one of BMO’s auditing firms since 1990 and became our sole auditing firm on November 1, 2003.

Auditors’ fees

The table below shows the fees paid to KPMG LLP for the fiscal years ended October 31, 2022 and 2021:

The board recommends you vote FOR the appointment of KPMG LLP as auditors.

If you have selected the BMO representatives (George Cope or Darryl White) as your proxyholder and have not specified your voting instructions, they will vote for the appointment of KPMG LLP as auditors.

Fees ($ millions) (1)	2022	2021
Audit fees	$23.5	$25.2
Audit-related fees Includes fees paid for specified procedures on the circular and other services, and French translation of financial statements, related continuous disclosures and other public documents containing financial information	4.8	3.4
Tax services fees Includes fees paid for tax compliance services provided to various BMO-managed investment company complexes	0.3	0.1
All other fees Includes fees paid by BMO-managed investment company complexes	0.7	1.3
Total	$29.3	$30.0
(1) The classification of fees is based on applicable Canadian securities laws and U.S. Securities and Exchange Commission definitions.

2	Bank of Montreal Management Proxy Circular 2023

Auditor independence

We have a strict policy limiting other services that the auditors can provide to the bank. The Audit and Conduct Review Committee (or its delegate) pre-approves all services to be provided by the auditors following our Auditor Independence Standard, either case by case, or in annual budgets for specific services. This helps protect the audit function from conflicts of interest and helps ensure auditor independence. A rigorous process ensures that all services provided by the auditors comply with our standard as well as professional standards and securities regulations, including mandatory audit partner rotation.

4. Vote (on an advisory basis) on our approach

to executive compensation

We are asking you to vote on the way we compensate our executives.

BMO’s success depends on the strength and performance of its people. The executive compensation program is designed to support our Purpose and strategic priorities, and tie executive rewards to the long-term growth and health of the organization. Bank results, compensation for executives, financial returns to shareholders and BMO’s commitment to pursuing growth responsibly and sustainably are all connected in a way that does not encourage or reward inappropriate risk-taking.

This vote is advisory and non-binding, but the results will influence how the Human Resources
Committee looks at executive compensation in the future.

The board recommends you vote
FOR our approach to executive
compensation.

If you have selected the BMO
representatives (George Cope or Darryl
White) as your proxyholder and have
not specified your voting instructions,
they will vote for this resolution.

Last year 94.52% of the votes cast at
our 2022 annual meeting of
shareholders were for our approach to
executive compensation.

You will vote on the following resolution:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in the management proxy circular delivered in advance of our 2023 annual meeting of shareholders.

If you have questions or comments about our executive compensation program, you can contact the Corporate Secretary’s department or communicate directly with the board of directors (see page 24 for details).

5. Consider the shareholder proposals

The Mouvement d’éducation et de défense des actionnaires (MÉDAC) submitted three shareholder proposals, of which one is being voted on, to the bank to be included in this management proxy circular. InvestNow Inc. submitted one shareholder proposal to the bank to be included in this management proxy circular and voted on. B.C. General Employees’ Union
General Fund and B.C. General Employees’ Union Defence Fund (BCGEU) and Investors for Paris
Compliance on behalf of the Salal Foundation, have jointly submitted one shareholder proposal to the bank. BCGEU has submitted one shareholder proposal to the bank with the support from the Union of British Columbia Indian Chiefs. The Shareholder Association for Research &
Education (SHARE) on behalf the Atkinson Foundation and BCGEU have jointly submitted one shareholder proposal to the bank to be included in this management proxy circular and voted
on. The shareholder proposals submitted for your vote, where properly introduced at the meeting, along with the Bank’s responses to them, are set out starting at page 93.

Following discussions with the bank: (i) MÉDAC has agreed not to submit two of its proposals;
(ii) BCGEU and Investors for Paris Compliance on behalf of the Salal Foundation agreed not to submit its proposal; and (iii) BCGEU also agreed not to submit its own proposal, respectively, to a shareholder vote. Each withdrawn proposal is reproduced in full, along with the bank’s response to each starting on pages 94, 100 and 101, respectively. These four withdrawn proposals are not part of the formal business of the meeting.

See page 93 for the complete text of each shareholder proposal and our response.

The board recommends you
vote AGAINST the shareholder
proposals.

If you have selected the BMO
representatives (George Cope or Darryl
White) as your proxyholder and have
not specified your voting instructions,
they will vote against these proposals.

How to submit a shareholder proposal

If you would like to submit a proposal for the next annual meeting, we must receive it by November 8, 2023.

You’ll find instructions for submitting director nominations in the board’s Proxy Access Policy, on our website at www.bmo.com/home/about/banking/corporate-governance/select-documents.

Bank of Montreal Management Proxy Circular 2023	3

Voting Instructions

You can participate in the meeting virtually by logging on to the webcast. You may also attend in person at BMO IFL, 3550 Pharmacy Avenue, Toronto, Ontario. Check our website (bmo.com/annualmeeting) regularly for updates, including in the format of our meeting due to any changes in public health guidelines.

Date and time	Webcast
Tuesday, April 18, 2023 9:30 a.m. Eastern time	https://web.lumiagm.com/401480051 Enter password: bmo2023 (case sensitive)
In person BMO IFL, 3550 Pharmacy Avenue, Toronto, Ontario

Who Can Vote

You can vote if you held BMO shares as of the close of business on February 17, 2023, except as noted below. You have one vote per share.

The following shares cannot be voted (unless approved by the Minister of Finance):

•	shares beneficially owned by:
•	the Government of Canada or any of its agencies
•	the government of a province or any of its agencies
•	the government of a foreign country or any political subdivision of a foreign country or any of its agencies
•	any person who has acquired more than 10% of any class of BMO shares
•	shares owned by a person, or an entity controlled by a person, who beneficially owns shares representing more than 20% of the eligible votes that can be cast at the meeting.

There were 709,753,378 common shares outstanding on February 17, 2023. To the knowledge of BMO’s directors and officers, no one person or entity beneficially owned, directly or indirectly, or exercised control or direction over more than 10% of our outstanding shares as at that date.

Soliciting your proxy

Management has provided access to or, if requested, sent you this management proxy circular to encourage you to vote at BMO’s 2023 annual meeting.

We solicit proxies by mail, but our outside agency, Morrow Sodali (Canada) Ltd. may also contact you by mail, email or phone to ask you to vote. BMO pays for the costs of the proxy solicitation. We expect to pay approximately $40,000 to Morrow Sodali (Canada) Ltd. for their services, plus any related expenses. You can reach them toll-free at 1-888-999-1787 or by email at assistance@morrowsodali.com.

Your vote is confidential

Computershare counts all proxy votes, and will only discuss them with the bank when legally necessary, when a shareholder clearly intends to communicate with management, or when there is a proxy contest.

What You’ll be Voting On

You will vote on the four items listed below and consider any other business that is properly brought before the meeting. In order for each of these items to be approved by shareholders, they require a majority (more than 50%) of the votes cast to be FOR the item. The results of any shareholder vote on the advisory and shareholder proposals are non-binding, but they will influence the board’s consideration of these matters.

	Board recommendation	Read more
Elect the board of directors You can vote for or withhold	> Vote FOR each nominated director	page 2
Appoint the auditors You can vote for or withhold	> Vote FOR	page 2
Vote (on an advisory basis) on our approach to executive compensation You can vote for or against	> Vote FOR	page 3
Consider the shareholder proposals to be voted on, where properly introduced at the meeting Vote for, against or abstain	> Vote AGAINST	page 3

4	Bank of Montreal Management Proxy Circular 2023

How to Vote

You can vote in advance by proxy or voting instruction form, or vote in real-time at the virtual or in person meeting. Voting using the form you received is the easiest way to vote. How you cast your vote depends on how you hold your shares.

If you hold your BMO shares directly or through BMO’s Employee Share Ownership Plan, Employee Share Purchase Plan or 401(k) Savings Plan

You have received a proxy form or voting instruction form from Computershare.

How to vote in advance

Send your voting instructions online, by phone or by completing all sections of your form, signing it, and sending it to Computershare.

Provide your voting instructions online by going to www.investorvote.com and following the instructions
Call 1-866-732-VOTE (8683) (toll-free)
Mail your signed form in the envelope provided (or mail it to Bank of Montreal, c/o Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1)
or
Fax your signed form to 1-866-249-7775 (toll-free in Canada and the United States) 1-416-263-9524 (outside North America)

You will need your 15-digit control number on your form to provide your voting instructions online or by phone.

Be sure to send in your voting instructions right away. Computershare must receive your voting instructions by no later than 5:00 p.m. (Eastern time) on April 14, 2023 (or if the meeting is adjourned, the second last business day before it is reconvened).

How to vote at the virtual meeting

To vote at the virtual meeting:

•	Log in online at https://web.lumiagm.com/401480051. We recommend that you log in at least fifteen minutes before the meeting starts
•	Click “I have a login” and then enter the 15-digit control number on your proxy form (your username)
•	Enter your password: bmo2023 (case sensitive)
•	Follow the instructions to access the meeting, and vote when prompted.

How to vote in person

If you wish to vote in person at the meeting, do not complete or return the enclosed proxy form but bring it with you to the meeting. When you arrive at the meeting, please register with our transfer agent, Computershare Trust Company of Canada.

How to change your vote

If you change your mind after you’ve voted in advance, you must deliver a signed written notice changing your instructions to one of the following:

•	our Corporate Secretary before 5:00 p.m. (Eastern time) on April 14, 2023 (or if the meeting is adjourned, the second last business day before it is reconvened) at the address or email on page 91 of this circular
•	the Chair of the Board before the meeting starts or any adjourned meeting reconvenes.

You can also change your vote by voting at the virtual meeting or in person (see the instructions above).

About proxyholders

You can appoint someone to be your proxyholder by writing their name in the space provided on your form or, if you’re providing your voting instructions online, by following the online instructions. This person does not need to be a BMO shareholder. Make sure they understand they must attend the meeting and vote for you, following your voting instructions. If you properly complete and return your proxy form or voting instruction form but do not include voting instructions, your proxyholder can decide how to vote.

After you have appointed your proxyholder:

1.	Very important additional step to vote at the virtual meeting – Register their name and contact information with Computershare by going to www.computershare.com/BankofMontreal
2.	Computershare will confirm their registration and send them an email, the day before the meeting, with a 4-alpha character code (their username)
3.	Your proxyholder can vote online following the instructions on page 6.

Please ensure your proxyholder registers with our transfer agent, Computershare Trust Company of Canada, when they arrive at the meeting. If you don’t appoint a proxyholder, George Cope or Darryl White, directors of the bank, will be your proxyholder. If you properly complete and return your proxy form or voting instruction form but do not include voting instructions, they will vote for you as follows:

•	for each nominated director
•	for appointing the auditors
•	for our approach to executive compensation
•	against each shareholder proposal.

If there are other items brought before the meeting, your proxyholder will decide how to vote.

Have questions about voting? Contact our transfer agent, Computershare Trust Company of Canada:
by phone 1-800-340-5021 (toll-free in Canada and the United States) 1-514-982-7555 (outside North America)

by email service@computershare.com

Bank of Montreal Management Proxy Circular 2023	5

If you hold your shares through a bank or broker (your intermediary)

You are a non-registered shareholder, and you received a voting instruction form from your intermediary. Most BMO shareholders are non-registered.

We may not have records of your shareholdings as a non-registered shareholder—make sure you follow the instructions on your voting instruction form to vote.

How to vote in advance

Send your voting instructions online, by phone or by completing all sections of your voting instruction form, signing it, and sending it to your intermediary following the instructions below, or the instructions on the form. Your intermediary will vote on your behalf, following the voting instructions you provide.

Provide your voting instructions online by going to www.proxyvote.com and following the instructions

Call 1-800-474-7493 (English) / 1-800-474-7501 (French) (toll-free in Canada and the United States)
or
Mail your signed form in the envelope provided

You will need your 16-digit control number on your voting instruction form to provide your voting instructions online or by phone.

Be sure to send in your voting instructions right away. For your vote to count, your intermediary needs to receive your voting instructions in enough time to send them to Computershare. Computershare must receive your voting instructions from your intermediary by no later than 5:00 p.m. (Eastern time) on April 14, 2023 (or if the meeting is adjourned, the second last business day before it is reconvened).

How to vote at the virtual meeting

Before the virtual meeting you need to:

1.

Appoint yourself as proxyholder by writing your name in the space provided on your voting instruction form, and signing the form. Do not complete the voting section of the form because you will be voting at the virtual meeting

2.	Send your voting instruction form to your intermediary following the instructions on the form

3.

Very important additional step: Register your name and contact information with Computershare by going to www.computershare.com/BankofMontreal. Computershare will send you an email, the day before the meeting, with a 4-alpha character code (your username)

4.	Vote at the virtual meeting:
•	Log in online at https://web.lumiagm.com/401480051. We recommend that you log in at least fifteen minutes before the meeting starts
•	Click “I have a login” and then enter the 4-alpha character code you received by email from Computershare (your username).
•	Enter your password: bmo2023 (case sensitive)
•	Follow the instructions to access the meeting, and vote when prompted.

How to vote in person

If you wish to vote in person at the meeting, insert your name in the space provided for the proxyholder appointment on the voting instruction form, and return it as instructed by your intermediary. If no space is provided for you to insert your name on the form as proxyholder, please contact your intermediary for instructions. Do not complete the voting section of the voting instruction form, since you will vote in person at the meeting. When you arrive at the meeting, please register with our transfer agent, Computershare Trust Company of Canada.

We also encourage you to appoint yourself as proxyholder and register your name and contact information with Computershare by going to www.computershare.com/BankofMontreal so that in the event you do not attend in person, you may still vote virtually.

How to change your vote

If you change your mind after you’ve sent your voting instructions, you may be able to submit new voting instructions on-line. If you are unable to do so or you decide to vote at the virtual meeting, contact your intermediary to find out what to do.

Important Information for non-registered shareholders located in the United States

If you are a non-registered shareholder located in the United States, and you wish to appoint yourself or a third party as a proxyholder, you must first obtain a valid legal proxy from your intermediary and register your proxyholder with Computershare. To do so, you should follow these steps:

•	Follow the instructions on the voting instruction form sent to you by your intermediary. Mark the appropriate box on the voting instruction form to confirm you wish to attend the meeting and vote these shares. Return the voting instruction form in a manner permitted by your intermediary by the required deadline thereby requesting a legal proxy to be sent to you. Please contact your intermediary if you do not receive the legal proxy or if you have any questions.
•	After you receive a valid legal proxy form from your intermediary, you must submit such legal proxy form to Computershare. You can submit your proxy: (a) by email to: USLegalProxy@computershare.com (Subject Line: Legal Proxy); or (b) by courier to Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Attn: Legal Proxy, Toronto, Ontario M5J 2Y1 and in both cases it must be received no later than 5:00 p.m. (ET) on April 14, 2023.
•	You will receive a confirmation of your registration by email after Computershare receives your registration materials.
•	Please note that you are then required to register your appointment as a proxyholder at www.computershare.com/BankofMontreal as noted (How to vote at the virtual meeting).

Without following this process, the appointed proxyholder will only be able to log in to the meeting as a guest and will not be able to vote or otherwise participate or exercise rights as proxyholder at the meeting, including not being able to move a shareholder proposal. However, if you have received confirmation of registration of your legal proxy, your appointed proxyholder may attend and participate in person at the meeting.

6	Bank of Montreal Management Proxy Circular 2023

Important information about the virtual meeting and asking questions

Voting at the meeting

•	You need a username to vote at the meeting. Otherwise, you can only attend as a guest. Please follow the instructions above to get a username if you want to vote (How to vote at the virtual meeting).
•	You cannot vote if you dial in by telephone. You must log onto the webcast and be connected to the internet at all times to vote at the meeting.
•	If you hold shares in several accounts, make sure you appoint yourself as the proxyholder for all accounts, so you receive only one 4-alpha character code (one username). Otherwise, you will have to sign in on separate devices for each account.
•	It is your responsibility to make sure you are connected for the entire meeting. You should allow plenty of time to check into the meeting online. You’ll find more information in our virtual meeting guide, including a list of compatible web browsers. You can download a copy on SEDAR (www.sedar.com), on our transfer agent’s website (www.envisionreports.com/BMO2023) or from our website (bmo.com/annualmeeting).

Important information about moving a shareholder proposal

Moving a shareholder proposal

Only registered shareholders or duly appointed proxyholders may move a shareholder proposal. If you are a non-registered shareholder, you must follow the instructions above to appoint yourself as proxyholder, including special instructions for non-registered shareholders located in the United States. If a shareholder proposal has not been duly moved at the meeting, it cannot proceed to a vote unless waived by the Chair who will do so in exceptional circumstances only.

Asking questions

•	Both online and in person, shareholders or their proxyholders may submit questions in real time. During the live webcast, questions or comments may be submitted online at anytime during the meeting until the Chair of the meeting closes the question and answer session.
•	To ensure fairness for all, the Chair of the meeting will decide on the order questions are responded to and the amount of time allocated to each question. The Chair can edit or reject questions considered inappropriate. If your question is related to a personal matter, a BMO representative will contact you after the meeting.
•	We will do our best to respond to all your questions during the meeting. Any questions not answered during the meeting will be answered following the meeting.
•	Meeting minutes will be posted on bmo.com/annualmeeting after the meeting.

Attending as a guest

•	Guests cannot vote, ask questions or otherwise participate at the meeting. If you have appointed a proxyholder (other than yourself), you can still attend the meeting, but you MUST attend as a guest. If you access the meeting as a registered shareholder, your previous voting instructions will be revoked.

Bank of Montreal Management Proxy Circular 2023	7

About the Nominated Directors

An effective board is independent, qualified and diverse. Directors must have appropriate skills and be committed to the role. Having the right mix of directors leads to better decision-making and more effective oversight.	What you’re voting on You’re electing 13 directors to hold office for a one-year term. All of the 13 nominated directors currently serve on the board. The board recommends you vote FOR each nominee.

Independence

All of the nominees are independent except Darryl White, because he is our Chief Executive Officer. Under the Bank Act (Canada), the bank’s CEO must be a member of the board. See page 26 for more about how we determine independence.

Skills

All of the nominated directors have experience in accounting and finance, human resources, mergers & acquisitions, risk management, strategic planning, executive leadership and experience on other boards. See page 28 for more about the board’s mix of skills.

Commitment

Directors are expected to attend at least 75% of their board and committee meetings. Total average attendance at meetings in fiscal 2022 of the independent directors standing for re-election was 99.6%. See page 32 for more information about attendance.

Diversity

The independent nominated directors reflect the changing demographics of the markets we operate in, the talent available with the expertise required, and our evolving customer and employee base. We also believe in the importance of having each gender make up at least one-third of the independent directors. In addition, one of the independent directors identifies as a Person of Colour (Asian). All of our nominee directors are fluent in English. Four of the nominee directors speak French fluently, one speaks Hebrew fluently and one speaks Hindi fluently. You can read more about our policies on board diversity on page 27 and director tenure on page 32.

8	Bank of Montreal Management Proxy Circular 2023

Director profiles

This year there are 13 directors nominated to serve on the board. All have agreed to serve for a one-year term.

Board composition and size are reviewed every year based on several things, including the calibre and scope of director expertise, level of engagement, quality of discussions with management, director succession and committee membership (see page 27 for more about the selection process).

Share ownership

All the nominees seeking re-election are BMO shareholders and 12 of the 13 nominated directors meet our share ownership requirements. You can read more about share ownership requirements for BMO directors and executives on pages 34 and 58.

Share ownership is calculated as at February 6, 2023, and the value is based on $135.46, the closing price of our shares on the Toronto Stock Exchange (TSX) on that date.

It includes shares each director beneficially owns or controls, or holds directly or indirectly, and holdings under our deferred share unit (DSU) plan for directors. Mr. White’s holdings include shares, DSUs, restricted share units (RSUs) and performance share units (PSUs) granted under our executive incentive plans.

George A. Cope, C.M.
Chair of the Board (since March 31, 2020)
Independent Age: 61 Director since: 2006 Residence: Toronto, Ontario, Canada 2022 voting results: 95.56% for 2022 attendance: 100%

Has chief executive officer experience and brings more than 25 years of public company experience in the Canadian communications industry, earning a reputation as an innovative operational and financial strategist and leader of high- performance teams

BUSINESS EXPERIENCE

•	President and Chief Executive Officer of BCE Inc. and Bell Canada (2008- 2020) (retired on January 5, 2020)

AREAS OF EXPERTISE*

•	Executive leadership / Strategic planning / Mergers and acquisitions / Regulatory - Public policy

OTHER PUBLIC COMPANY BOARDS (last five years)

•	CGI Inc. (since January 2020, lead director since February 2022) (Corporate Governance Committee, Human Resources Committee)
•	Bell Canada (2008 to 2020)
•	BCE Inc. (2008 to 2020)

SERVICE AND RECOGNITION

•	Recognized as Report on Business CEO of the Year and Corporate Citizen Award (2019), one of Harvard Business Review’s top 100 Best- Performing CEOs in the World (2019), Canada’s Outstanding CEO of the Year (2015), Ivey Business Leader of the Year (2013)
•	Appointed to the Order of Canada (2014) and inducted into the Canadian Business Hall of Fame (2018)
•	Chair of United Way Toronto (2013)
•	Queen’s Diamond Jubilee Medal (Bell Let’s Talk, 2012)

EDUCATION

•	HBA, Ivey School of Business, Western University
•	Honorary doctorate degrees (Western University, University of Windsor, Trent University and Queen’s University)

SHARE OWNERSHIP (as at February 6, 2023)

Shares: 63,160 / $8,555,654

DSUs: 65,110 / $8,819,801

Total: 128,270 / $17,375,454

Total amount at risk (as a multiple of the cash portion of his annual retainer): 199x

> Meets share ownership requirements (see page 34)

*	Definitions and additional skills can be found in the skills matrix on page 28.

Bank of Montreal Management Proxy Circular 2023	9

Janice M. Babiak, CPA (US), CA (UK), CISM, CISA
Corporate director

Independent

Age: 64

Director since: 2012

Residence: Nashville, Tennessee, United States

Member of Audit and Conduct Review

Committee (chair) and Governance and Nominating Committee

2022 voting results: 96.98% for

2022 attendance: 100%

Has a strong background in public accounting in North America and internationally, including executive leadership roles and experience in several practice areas including IT and cyber security risk, public policy, climate change and sustainability

BUSINESS EXPERIENCE

•	Former Managing Partner at accounting firm Ernst & Young LLP (EY)
•	Worked at EY from 1982 to 2009 and was based in the United Kingdom from 1990 onwards
•	Held a number of roles including global assurance and advisory P&L leadership roles in Technology Security and Risk Services and Regulatory and Public Policy, and founded and led EY’s global Climate Change and Sustainability Services practice. Responsible for the strategy and delivery of commercially-focused climate change transformation and sustainability services to clients globally. Led teams delivering clean tech, renewable energy, carbon trading, environmental policy and taxation, green building, green supply chain, carbon measurement and modelling services.
•	Served on EY’s management board for Northern Europe, Middle East, India and Africa

AREAS OF EXPERTISE*

•	Information technology and security / Environmental, Social or Governance / Accounting and finance / Financial services

OTHER PUBLIC COMPANY BOARDS (last five years)

•	Walgreens Boots Alliance, Inc. (since April 2012) (Audit Committee (chair), Finance Committee)
•	Euromoney Institutional Investor PLC (December 2017 to November 2022) and served as its senior independent director (Nominations Committee, Remuneration Committee)

SERVICE AND RECOGNITION

•	Council member (2011 to 2019) and current member of select working groups, Institute of Chartered Accountants in England and Wales
•	Member of the advisory board (since October 2019), Nashville Chapter of the National Association of Corporate Directors (NACD)
•	Founder of the Nashville Chapter of Women Corporate Directors
•	Named by NACD Directorship magazine as one of the most influential people in the boardroom community (2017)

EDUCATION

•	B.B.A. (Accounting), University of Oklahoma
•	M.B.A., Baldwin Wallace University
•	Holds international information systems security and control, and US and UK accounting qualifications

SHARE OWNERSHIP (as at February 6, 2023)

Shares: 500 / $67,730

DSUs: 34,728 / $4,704,255

Total: 35,228 / $4,771,985

Total amount at risk (as a multiple of the cash portion of her annual retainer): 55x

> Meets share ownership requirements (see page 34)

Sophie Brochu, C.M.
Corporate director

Independent

Age: 59

Director since: 2011

Residence: Bromont, Québec, Canada

Member of Human Resources

Committee and Governance and

Nominating Committee

2022 voting results: 98.44% for

2022 attendance: 100%

Brings strong senior executive management skills and over 30 years of experience in the Canadian energy industry. Extensive experience in the deployment of ESG initiatives related to energy efficiency, renewable energy innovation and social justice. Experience serving on other public company boards

BUSINESS EXPERIENCE

•	President and Chief Executive Officer of Hydro-Québec (April 2020^)
•	President and Chief Executive Officer of Énergir (formerly Gaz-Métro) (2007 to December 2019)
•	Joined Énergir in 1997 as Vice-President, Business Development and held a number of other executive roles prior to becoming President and CEO
•	Began her career in 1987 at SOQUIP, a Québec Crown Corporation

AREAS OF EXPERTISE*

•	Executive leadership / Retail / Environmental, Social or Governance / Regulatory - Public policy

OTHER PUBLIC COMPANY BOARDS (last five years)

•	Bell Canada (until May 2020) (Corporate Governance Committee, Management Resources and Compensation Committee)
•	BCE Inc. (until May 2020)
•	CGI Inc. (until April 2020)
•	Valener Inc. (until December 2019)
•	Energir (formerly Gaz Metro) (until December 2019)

SERVICE AND RECOGNITION

•	Member of the Order of Canada (2015)
•	Membre de l’Ordre National du Québec (2020)
•	Globe and Mail New CEO of the year (2022)
•	Involved with Centraide of Greater Montréal and founder of ruelle de l’avenir, a project aimed at encouraging students in the Centre-Sud and Hochelaga neighbourhoods of Montréal to remain in school
•	Chair, Fondation Forces Avenir, which promotes students’ involvement in their communities

EDUCATION

•	B.A. (economics), Université Laval

SHARE OWNERSHIP (as at February 6, 2023)

Shares: 500 / $67,730

DSUs: 36,432 / $4,935,079

Total: 36,932 / $5,002,809

Total amount at risk (as a multiple of the cash portion of her annual retainer): 57x

> Meets share ownership requirements (see page 34)

^	Ms. Brochu will cease to be President and Chief Executive Officer of Hydro-Quebéc on April 11, 2023.

10	Bank of Montreal Management Proxy Circular 2023

Craig W. Broderick
Corporate director

Independent

Age: 63

Director since: 2018

Residence: Greenwich, Connecticut United States

Member of Risk Review Committee (chair) and Governance and Nominating Committee

2022 voting results: 98.73% for

2022 attendance: 100%

Has a strong background in investment banking in the United States, with deep experience in the risk area, serving as Chief Risk officer and chair or co-chair of key management risk committees

BUSINESS EXPERIENCE

•	32-year career with investment banking firm, Goldman Sachs, and held several roles in the risk field including Chief Risk Officer until he retired in January 2018
•	Served as a member of Goldman Sachs’ Management Committee and chair or co-chair of key risk committees

AREAS OF EXPERTISE*

•	Risk management / Financial services / Accounting and finance / Executive leadership

OTHER PUBLIC COMPANY BOARDS (last five years)

•	RMG Acquisition Corp III (since February 2021)
•	McDermott International Inc. (since June 2020)
•	RMG Acquisition Corp. II (December 2020 to August 2021)
•	RMG Acquisition Corp. (February 2019 to December 2020) (Audit Committee)

SERVICE AND RECOGNITION

•	Advisory Council, International Association of Credit Portfolio Managers
•	Global Risk Forum Steering Committee member, Global Association of Risk Professionals
•	Board Member, Street Squash. Supports children, families, and schools in Harlem and Newark by exposing students to academic and athletic experiences
•	Board Member, FREE (Finance Requires Effective Education); an organization that teaches the basics of personal finance to students in underserved communities
•	Chair of Investment Committee, College of William and Mary (2009 to 2017)

EDUCATION

•	B.A., College of William and Mary

SHARE OWNERSHIP (as at February 6, 2023)

Shares: 5,000 / $677,300

DSUs: 12,000 / $1,625,520

Total: 17,000 / $2,302,820

Total amount at risk (as a multiple of the cash portion of his annual retainer): 26x

> Meets share ownership requirements (see page 34)

Stephen Dent
Corporate director

Independent Age: 61 Director Since: 2021 Residence: Toronto, Ontario, Canada Member of Risk Review Committee 2022 voting results: 99.69% for 2022 attendance: 100%

Has over 30 years of experience in private equity and deep expertise in capital allocation, strategic planning, accounting and finance

BUSINESS EXPERIENCE

•	Managing Director and co-founder, Birch Hill Equity Partners, a Toronto based private equity firm with interests in several private and public companies since 2005
•	Spent 15 years at a major Canadian chartered bank culminating in a senior role leading the Canadian private equity division of the bank

AREAS OF EXPERTISE*

•	Executive leadership / Strategic planning / Risk management / Mergers and acquisitions

OTHER PUBLIC COMPANY BOARDS (last five years)

–

SERVICE AND RECOGNITION

•	Member of the Business Council of Canada
•	Involved in the founding and ongoing support of Our Children’s Medicine; an organization promoting Indigenous employment with leading Canadian companies
•	Involved in the founding and ongoing support of the Birch Hill Scholarship Program; supporting business school education for Indigenous youth

EDUCATION

•	B.B.A (Honours), Wilfred Laurier University
•	M.B.A, Ivey School of Business, Western University

SHARE OWNERSHIP (as at February 6, 2023)

Shares: 25,000 / $3,386,500

DSUs: 2,705 / $366,419

Total: 27,705 / $3,752,919

Total amount at risk (as a multiple of the cash portion of his annual retainer): 43x

> Meets share ownership requirements (see page 34)

Bank of Montreal Management Proxy Circular 2023	11

Christine A. Edwards
Corporate director

Independent

Age: 70

Director since: 2010

Residence: Lake Forest, Illinois,

United States

Member of Governance and Nominating Committee (chair) and Human Resources Committee

2022 voting results: 98.41% for

2022 attendance: 100%

Has chief legal officer experience and brings extensive experience in legal, compliance and regulatory requirements in the financial services industry in the United States

BUSINESS EXPERIENCE

•	Former capital partner and chair of the Bank Regulatory Practice group at Winston & Strawn LLP, an international law firm headquartered in the US, from 2003 to January 31, 2021
•	37-year legal career including roles as Executive Vice-President and Chief Legal Officer at several Fortune 250 Financial Services Companies including Bank One Corporation and Morgan Stanley where she was responsible for each company’s law, compliance, regulatory and government relations functions
•	Principal, The Red Bee Group LLC (since February 2021), a consulting firm that helps businesses and law firms achieve growth and innovation, using data-based strategies with diverse and inclusive solutions

AREAS OF EXPERTISE*

•	Financial services / Regulatory - Public policy / Legal / Risk management

OTHER PUBLIC COMPANY BOARDS (last five years)

–

SERVICE AND RECOGNITION

•	Vice-Chair of the Board of Trustees, chair of the Audit committee and member of the Executive and Nominating and Governance committees for Rush University Medical Center, a leading academic medical center in Chicago
•	Member of the Leadership Board of the U.S. Chamber of Commerce Center for Capital Markets Competitiveness in Washington, D.C.
•	Co-Chair of the Chicago Chapter of Women Corporate Directors
•	Ranked nationally in the area of financial services and securities regulation by Chambers USA and America’s Leading Lawyers for Business
•	Illinois Super Lawyer and listed in The Legal 500

EDUCATION

•	B.A. (English and education), University of Maryland
•	J.D. (honors), University of Maryland School of Law

SHARE OWNERSHIP (as at February 6, 2023)

Shares: 3,325 / $450,405

DSUs: 56,755 / $7,688,032

Total: 60,080 / $8,138,437

Total amount at risk (as a multiple of the cash portion of her annual retainer): 93x

> Meets share ownership requirements (see page 34)

Dr. Martin S. Eichenbaum
Corporate director

Independent

Age: 68

Director since: 2015

Residence: Glencoe, Illinois, United States

Member of Audit and Conduct Review

Committee and Risk Review Committee

2022 voting results: 99.23% for

2022 attendance: 100%

Has an extensive background in economics as a university professor and as a researcher and consultant on economic and fiscal policy to some of the world’s most prestigious organizations

BUSINESS EXPERIENCE

•	Charles Moskos Professor of Economics at Northwestern University in Chicago where he has been a professor since 1988
•	Co-director of the Center for International Economics and Development at Northwestern University

AREAS OF EXPERTISE*

•	Risk management / Accounting and finance / Financial services / Regulatory - Public policy

OTHER PUBLIC COMPANY BOARDS (last five years)

–

SERVICE AND RECOGNITION

•	Fellow, Royal Society of Canada
•	Visiting Scholar to the Bank of Canada (since February 2023)
•	Consultant to the European Commission
•	International Fellow, C.D. Howe Institute
•	Fellow, American Academy of Arts and Sciences
•	Fellow, Econometric Society
•	Associate, National Bureau of Economic Research and co-editor of its Macro Annual
•	Former co-editor of the American Economic Review (2011 to 2015)
•	Former consultant to the Federal Reserve Banks of Atlanta and Chicago
•	Former consultant to the International Monetary Fund

EDUCATION

•	B.Comm, McGill University
•	Ph.D. (economics), University of Minnesota

SHARE OWNERSHIP (as at February 6, 2023)

Shares: 500 / $67,730

DSUs: 22,244 / $3,013,172

Total: 22,744 / $3,080,902

Total amount at risk (as a multiple of the cash portion of his annual retainer): 35x

> Meets share ownership requirements (see page 34)

12	Bank of Montreal Management Proxy Circular 2023

David E. Harquail
Corporate director

Independent

Age: 66

Director since: 2018

Residence: Toronto, Ontario, Canada

Member of Audit and Conduct Review Committee and Risk Review

Committee

2022 voting results: 99.32% for

2022 attendance: 100%

Brings strong executive management skills and experience as a chief executive officer as well as deep knowledge of the gold mining and energy industry

BUSINESS EXPERIENCE

•	Chief Executive Officer of Franco-Nevada Corporation, a leading gold mining and energy royalty company, from 2007 to 2020
•	During his tenure as CEO and now as Chair of the Board, oversaw Franco-Nevada’s industry leading adoption of ESG metrics and reporting
•	Past director and past chair of the World Gold Council which works to stimulate the demand for gold on behalf of the world’s leading gold producers
•	As Chairman of the World Gold Council, oversaw the implementation of the Responsible Gold Mining Principles, which comprise 51 ESG principles, as a compulsory standard for its members. Also Chaired ESG panels relating to World Gold Council’s research on the gold industry’s carbon emissions and potential paths to net zero

AREAS OF EXPERTISE*

•	Executive leadership / Accounting and finance / Risk management / Environmental, Social or Governance

OTHER PUBLIC COMPANY BOARDS (last five years)

•	Franco-Nevada Corporation (since 2007) (Chair of the Board since May 6, 2020)

SERVICE AND RECOGNITION

•	Governor, Board of Governors, Laurentian University
•	Trustee, Midas Touch Foundation
•	Past Member of United Way of Greater Toronto Campaign Cabinet
•	Major benefactor of the Harquail School of Earth Sciences and its Mineral Exploration Research Centre at Laurentian University in Sudbury
•	Major benefactor of the Harquail Centre for Neuromodulation at Sunnybrook Health Sciences Centre in Toronto
•	Over 40 years of experience serving on public and non-profit boards and task force advisories

EDUCATION

•	B.A.Sc. (geological engineering), University of Toronto
•	Registered Professional Engineer (Ontario)
•	M.B.A., McGill University

SHARE OWNERSHIP (as at February 6, 2023)

Shares: 18,174 / $2,461,850

DSUs: 10,769 / $1,458,769

Total: 28,943 / $3,920,619

Total amount at risk (as a multiple of the cash portion of his annual retainer): 45x

> Meets share ownership requirements (see page 34)

Linda S. Huber
Corporate director

Independent

Age: 64

Director since: 2017

Residence: New York, New York, United States

Member of Audit and Conduct Review Committee and Risk Review Committee

2022 voting results: 99.29% for

2022 attendance: 100%

Has strong corporate finance experience as a seasoned business executive with chief financial officer experience in the financial services industry

BUSINESS EXPERIENCE

•	Chief Financial Officer at FactSet Research Systems Inc. (since October 2021)
•	Chief Financial Officer and Treasurer at MSCI Inc. from April 2019 to September 2020, where she managed the company’s global finance and investor relations functions
•	Joined Moody’s Corporation in 2005 and served as Executive Vice President and Chief Financial Officer from May 2005 to June 2018 and had executive responsibility for the corporation’s global finance activities, information technology, communications and corporate services functions, as well as The Moody’s Foundation
•	Previously held several increasingly senior roles in financial services including Executive Vice President and Chief Financial Officer at U.S. Trust Company (a subsidiary of Charles Schwab & Company, Inc.), Managing Director at Freeman & Co. and Vice President of Corporate Strategy and Development and Vice President and Assistant Treasurer at PepsiCo

AREAS OF EXPERTISE*

•	Executive leadership / Accounting and Finance / Mergers and acquisitions / Financial services

OTHER PUBLIC COMPANY BOARDS (last five years)

–

SERVICE AND RECOGNITION

•	Held the rank of Captain in the U.S. Army, received two Meritorious Service Medals and became airborne qualified during her four years of military service

EDUCATION

•	B.S. (high honors) (business and economics), Lehigh University
•	M.B.A., Stanford Graduate School of Business

SHARE OWNERSHIP (as at February 6, 2023)

Shares: 2,065 / $279,725

DSUs: 13,012 / $1,762,606

Total: 15,077 / $2,042,330

Total amount at risk (as a multiple of the cash portion of her annual retainer): 23x

> Meets share ownership requirements (see page 34)

Bank of Montreal Management Proxy Circular 2023	13

Eric R. La Flèche
Corporate director

Independent Age: 61 Director since: 2012 Residence: Montréal, Québec, Canada Member of Human Resources Committee 2022 voting results: 99.13% for 2022 attendance: 100%

Brings strong executive management skills including chief executive officer experience, as well as deep knowledge of the food retailing and pharmacy industries in Canada

BUSINESS EXPERIENCE

•	President and Chief Executive Officer of Metro Inc. since April 2008, a leading Canadian food and pharmacy retailer and distributor
•	Joined Metro in 1991 and held a number of roles with increasing responsibility
•	Served as Executive Vice President and Chief Operating Officer from 2005 to 2008

AREAS OF EXPERTISE*

•	Executive leadership / Human resources / Strategic planning / Retail

OTHER PUBLIC COMPANY BOARDS (last five years)

•	Metro Inc. (since 2008)

SERVICE AND RECOGNITION

•	Named Canada’s Outstanding CEO of the Year (2020)
•	Long-time volunteer with Centraide of Greater Montréal and served as the 2015 Campaign Co-Chair
•	Major Campaign Co-Chair, The Montreal Neurological Institute
•	Member of the advisory board of Tel-Jeunes, the leading kids help phone service in Quebéc

EDUCATION

•	LL.L. (civil law) (cum laude), University of Ottawa
•	M.B.A., Harvard Business School

SHARE OWNERSHIP (as at February 6, 2023)

Shares: 7,000 / $948,220

DSUs: 31,406 / $4,254,257

Total: 38,406 / $5,202,477

Total amount at risk (as a multiple of the cash portion of his annual retainer): 60x

> Meets share ownership requirements (see page 34)

Lorraine Mitchelmore
Corporate director

Independent

Age: 60

Director since: 2015

Residence: Calgary, Alberta, Canada

Member of Human Resources Committee

(chair), Governance and Nominating

Committee and Risk Review Committee

2022 voting results: 98.50% for

2022 attendance: 100%

Has strong executive management skills and over 30 years of experience in the international oil and gas industry, with deep expertise in business strategy, operations, employee health and safety and public policy and innovation with respect to low carbon energy transition

BUSINESS EXPERIENCE

•	President and Chief Executive Officer of Enlighten Innovations Inc. from May 2017 to September 2018
•	Former Executive Vice President, Heavy Oil for Shell and former Shell Canada Limited President and Canada Country Chair from 2009 to 2015
•	Prior to joining Shell in 2002, held increasing senior roles in three other international oil and gas companies

AREAS OF EXPERTISE*

•	Executive leadership / Strategic planning / Environmental, Social or Governance / Human resources

OTHER PUBLIC COMPANY BOARDS (last five years)

•	Cheniere Energy, Inc. (since 2021) (Governance and Nominating Committee, Audit Committee)
•	Suncor Energy Inc. (since 2019) (Audit Committee, Environment, Health, Safety and Sustainable Development Committee (chair))

SERVICE AND RECOGNITION

•	Director, Alberta Investment Management Corporation (since 2022)
•	Member of the Board of Advisors, Catalyst Canada (2014 to 2023)
•	Founder and co-chair, Smart Prosperity
•	Associate of the Creative Destruction Lab (CDL Rockies - Energy Stream) (2019-2022)
•	Director TransMountain Corporation (Chair, Human Resources Committee) from 2018 to 2019
•	Chair, Federal Economic Strategy Table - Resources of the Future (2018)
•	Recipient of Canada’s 2016 Clean16 award for leadership in advancing sustainable development in Canada

EDUCATION

•	B.Sc. (geophysics), Memorial University of Newfoundland
•	M.Sc. (geophysics), University of Melbourne, Australia
•	M.B.A., Kingston Business School in London, England

SHARE OWNERSHIP (as at February 6, 2023)

Shares: 600 / $81,276

DSUs: 23,802 / $3,224,219

Total: 24,402 / $3,305,495

Total amount at risk (as a multiple of the cash portion of her annual retainer): 38x

> Meets share ownership requirements (see page 34)

14	Bank of Montreal Management Proxy Circular 2023

Madhu Ranganathan
Corporate director

Independent Age: 58 Director since: 2021 Residence: Saratoga, California, United States Member of Audit and Conduct Review Committee 2022 voting results: 98.40% for

Brings more than 30 years of financial leadership experience, with an innovative Silicon Valley technology driven background. Brings a strategic mindset with global industry expertise and deep operational focus in software, hardware and tech-enabled services businesses

BUSINESS EXPERIENCE

•	Executive Vice President and Chief Financial Officer, OpenText (since April 2018)
•	Chief Financial Officer of [24]7.ai, a global customer experience software and services company (June 2008 to March 2018)
•	Senior Vice President & Chief Financial Officer, Rackable Systems, Inc., a provider of server and storage equipment for large scale data centers (December 2005 to May 2008)
•	Redback Networks, Inc. a global provider of advanced telecommunications networking equipment (August 2002 to November 2005)
•	Jamcracker, Inc., an enterprise web services platform company (January 2000 to August 2002)
•	BackWeb Technologies Inc., a “push” technology software provider for e-business solutions (December 1996 to January 2000)
•	Price Waterhouse LLP (April 1995 to December 1996)
•	Grant Thornton LLP (January 1994 to April 1995)
•	Liberty Mutual Insurance Company (November 1989 to June 1993)

AREAS OF EXPERTISE*

•	Accounting and finance / Information technology and security / Mergers and acquisitions / Strategic planning

OTHER PUBLIC COMPANY BOARDS (last five years)

•	Akamai Technologies (since June 2019) (Finance Committee, Audit Committee Chair)
•	ServiceSource International, Inc. (2017 to 2019)

SERVICE AND RECOGNITION

•	Board member, Watermark, California Bay Area’s largest membership organization dedicated to women’s leadership (2016 to 2018)
•	Board member and President of the Board, Pacific Autism Center for Education (PACE)
•	Member, American Institute of Certified Public Accountants
•	Member, Institute of Chartered Accountants, India
•	Member, Institute of Cost & Management Accountants, India
•	Frequent speaker at forums for finance leadership and women’s empowerment

EDUCATION

•	M.B.A (Finance), University of Massachusetts
•	B.S. Accounting, University of Madras, India

SHARE OWNERSHIP (as at February 6, 2023)

Shares: 329 / $44,566

DSUs: 2,538 / $343,797

Total: 2,867 / $388,364

Total amount at risk (as a multiple of the cash portion of her annual retainer): 4.4x

> Must build share ownership over time to meet the requirements (see page 34)

Darryl White
Chief Executive Officer of BMO Financial Group (since 2017)

Not Independent Age: 51 Director since: May 2017 Residence: Toronto, Ontario, Canada 2022 voting results: 99.32% for 2022 attendance: 100%

Brings strong executive management skills and a long career in financial services that includes 20 years of experience in investment and corporate banking

BUSINESS EXPERIENCE

•	Chief Executive Officer of BMO Financial Group since 2017
•	Joined BMO’s investment and corporate banking team in 1994 and serves as a director of BMO Financial Corp., the bank’s U.S. subsidiary

OTHER PUBLIC COMPANY BOARDS (last five years)

–

SERVICE AND RECOGNITION

•	Has strong ties to United Way Centraide and in 2018 became Co-Chair of the Inclusive Local Economic Opportunity Roundtable, a partnership between BMO and United Way of Greater Toronto that brings together business and community leaders to develop approaches to reduce economic disparity in the region
•	Campaign Cabinet Co-President, Montréal Children’s Hospital Foundation
•	Member, Business Council of Canada (based in Ottawa) and The Business Council (based in Washington, D.C.)
•	Member, Mayor of Beijing’s International Business Leaders Advisory Council
•	Member, The Bank Policy Institute, a nonpartisan public policy, research and advocacy group, representing leading banks in the U.S.
•	Director, The International Monetary Conference (IMC), a forum for leading global financial authorities to cooperate in creating a more effective economic system
•	Director, Catalyst Inc. and Chair, Catalyst Canada Advisory Board
•	Director, Montreal Canadiens, National Hockey League
•	Director, Alpine Canada, the governing body for alpine, para-alpine and ski cross racing in Canada

EDUCATION

•	H.B.A., Ivey Business School, Western University
•	Advanced Management Program, Harvard Business School

SHARE OWNERSHIP (as at February 6, 2023)

Shares: 31,178 / $4,223,372

DSUs: 62,613 / $8,481,557

RSUs: – / –

PSUs: 151,323 / $20,498,214

Total: 245,114 / $33,203,142

Total amount at risk (as a multiple of his base salary): 33.2x

> Meets executive share ownership requirements (see page 68)

Bank of Montreal Management Proxy Circular 2023	15

A strong foundation

GOVERNANCE

Corporate governance is important – to our shareholders, our customers, our employees, the communities we operate in – and to us. Sound corporate governance is the foundation for responsible business behaviour and integral to our performance and long-term sustainability.

Our high standards of corporate governance align with emerging best practices and meet or exceed the legal and regulatory requirements of the TSX and New York Stock Exchange (NYSE) that apply to us.

Board expertise

Good governance starts with our board of directors. We get the board composition and structure right by having well-informed people with diverse backgrounds, relevant experience, and independence from management. We gain from their expertise and pay them fairly in return.

▶

> Independent

> Elected annually

>  Elected individually (not slate)

> Majority voting policy

> Orientation, continuing education and assessment

> Tenure policy

> Conflict of interest policy

> Proxy access policy

Leading governance practices We monitor regulatory changes and emerging best practices in corporate governance to make sure we are at the forefront.	▶

> Code of Conduct grounded in our values

> Separate board chair and CEO positions

> Board and committee chair term limits

> Policy on interlocking directors

> Board diversity policy

> No hedging of BMO securities

> Director and executive share ownership guidelines

> Annual ‘say on pay’

> Non-executive directors are unable to participate in BMO stock option plans

> Leading subsidiary governance practices

Recognition We’ve been recognized over the years for our governance practices.	▶

> 2023 Global 100 Most Sustainable Corporations in the World – Corporate Knights

> 2022 World’s Most Ethical Companies® – Ethisphere Institute

> Ranked among the most sustainable companies on the Dow Jones Sustainability North America Index (DJSI)

> 2023 Bloomberg Gender-Equality Index

> 2022 Best 50 Corporate Citizens in Canada – Corporate Knights

> Best Employers for Diversity 2021 (United States) – Forbes

> Gold Award in Excellence in Leadership Development – Brandon Hall Group

> Ranked 4th amongst 226 companies and trusts on the S&P/TSX composite index in the Globe and Mail’s 2022 Board Games

> Governance Professionals of Canada, Excellence in Governance Award, Executive Compensation, 2021

16	Bank of Montreal Management Proxy Circular 2023

About the Board of Directors

BMO has a clearly defined Purpose and strategy.

The board’s role is to oversee management, set general direction and to do what is in the best interests of the bank, taking into consideration the interests of stakeholders, by bringing an independent perspective and broad experience.

Board Approval/Oversight Guidelines set out the specific roles and responsibilities of both the board and management, and specifies accountability within the bank. The Bank Act (Canada) sets out certain things that cannot be delegated to the committees, like approving financial statements and dividends.

BMO’s governance structure

Board of Directors

(see page 91 for the board mandate)

•  Provides stewardship, sets general direction and alignment with Purpose, and oversees management, technology and operations

•  Defines the role of the Chair, committee chairs, directors and the CEO, and reviews the descriptions every year

•  Oversees subsidiary operations (134 subsidiaries in 14 jurisdictions on October 31, 2022)

Board committees

(see our website for each committee’s charter, and pages 36 to 40 for the 2022 committee reports)

•  Help the board carry out its responsibilities

•  Are led by an independent chair and all members are independent directors

•  Committee membership is reviewed by the Governance and Nominating Committee once a year, to match director skills to committee mandates

Audit and Conduct Review Committee

•  Integrity of financial reporting

•  Effectiveness of internal controls

•  Qualifications, independence and performance of the independent auditors

•  Transactions involving related parties, conflicts of interest and confidential information

•  Standards of ethical business conduct

•  Sustainability governance and disclosure, including as related to climate change

•  External assurances and attestations regarding sustainability metrics oversight

•  Compliance with legal and regulatory requirements

Governance and Nominating Committee

•  Governance principles and guidelines

•  Board composition, including performing public searches and retaining independent recruitment firms to identify qualified diverse candidates

•  Director development, assessment and succession planning

•  Director compensation

•  Subsidiary oversight

•  Coordination of effective committee oversight

•  Allocation of ESG matters amongst the board and its committees

Human Resources Committee

•  Human resources strategies

•  Talent development, retention and succession planning

•  Employee diversity, equity and inclusion and health and well-being

•  Compensation principles and policies oversight and their alignment to risk management and sustainability, and governance

•  CEO and senior executive appointment and compensation

Risk Review Committee

•  Risk appetite framework and governance

•  Management of the Bank’s environmental and social risks, including climate change

•  Identification and management of risk

•  Adherence to risk management corporate policies

•  Compliance with risk-related regulatory requirements

Bank of Montreal Management Proxy Circular 2023	17

The Governance and Nominating Committee defines BMO’s approach to corporate governance, and makes sure our corporate governance framework, guidelines and practices meet or exceed regulatory requirements, industry and stakeholder expectations and best practices.

The Board Chair is responsible for making sure the board functions effectively and meets its obligations, including its obligations to stakeholders. The Board Chair sets the Board meeting Agendas in consultation with the CEO and Corporate Secretary and chairs all board meetings. The Chair’s position description is available on our website at www.bmo.com/corporategovernance. George Cope was appointed Chair of the Board effective March 31, 2020. He is an independent director and has served on BMO’s board since 2006.

Business Conduct

BMO adheres to the highest ethical standards. Our commitment to ethical business practices is integral to our reputation in the financial sector and the global economy, and helps us cultivate strong relationships with employees, customers and communities.

Responsibility for fostering an ethical culture at the bank is shared by everyone across BMO – directors, officers and employees. BMO’s Chief Ethics Officer ensures BMO`s expectations around ethical conduct are clear and well understood by employees globally. Aggregated reporting to senior leadership and the board provides a holistic view of culture and conduct management activities across the bank.

BMO’s Purpose	▶	Rooted in our values	▶	Articulated in our codes of conduct

Boldly Grow the Good in business and life.		Integrity: Do what’s right. Empathy: Put others first. Diversity: Learn from difference. Responsibility: Make tomorrow better.		Our Code of Conduct applies to every BMO director, officer and employee. Our Supplier Code of Conduct includes our expectations for supplier integrity, fair dealing and sustainability.

The board’s expectations are described in BMO’s Code of Conduct, which is grounded in our Purpose and our core values. BMO’s Code of Conduct sets out the principles and performance standards that guide us to do the right thing and deliver great experiences. It is our ethical guide and its principles are not negotiable.

Our Code of Conduct has five principles:

1 Be honest and respectful	2 Be alert to behaviour contrary to the code	3 Be true to the letter and spirit of the law	4 Be conscientious about security	5 Manage conflicts of interest

Everyone at BMO – directors, officers and employees – is expected to follow the Code. All employees participate in mandatory training every year, and every officer, employee and director confirms they have read, understood, complied with, and will continue to comply with the Code. The Code is reviewed annually and approved by the board every two years.

Our Supplier Code of Conduct outlines the principles BMO expects our suppliers to support – our standards for integrity, fair dealing and sustainability. It’s updated every two years to address evolving trends, issues and legislative requirements. BMO’s Code of Conduct and Supplier Code of Conduct are available on our website bmo.com/CodeofConduct and bmo.com/SupplierCodeofConduct.

A key element to fostering an ethical culture is providing an environment where concerns can be raised without fear of retaliation. We support this by providing multiple channels for employees to raise concerns internally and having zero tolerance for retaliation. We also offer employees, officers and other stakeholders access to a secure, confidential and, if desired, anonymous third-party reporting service to raise concerns, questions and feedback on our website bmo.com/whistleblower. All concerns are actioned and breaches of the Code are dealt with expeditiously.

We provide training and communications about the importance of speaking up and the ways available to do so.

18	Bank of Montreal Management Proxy Circular 2023

There are several internal speak up resources for employees that set out the process, accountabilities and contact details for the various reporting channels, as well as BMO’s commitment to protecting employees against retaliation. In 2022, BMO’s

Whistleblower Process and speak up resources were refreshed to improve clarity, accessibility and ensure compliance with evolving legal and regulatory requirements.

Insider Trading Policies

BMO’s policies prohibit all directors, officers, and employees from insider trading. In addition, BMO has controls and safeguards to monitor personal trading of executive officers and other officers and employees in key positions for insider trading. All officers and employees covered by our insider trading policies are required to disclose trading accounts to BMO’s compliance group to ensure that all trading activity is monitored. In addition, those officers and employees subject to monitoring must pre-clear any securities trades with the Bank’s compliance group. BMO’s policies restrict directors, executive officers and certain other employees from personal trading in BMO securities during blackout periods that precede the release of BMO’s financial results.

Strategic planning

The board’s role is to approve and oversee BMO’s strategy and its implementation. This includes:

•	reviewing and approving key priorities, opportunities, risks, competitive position, financial projections and other key performance indicators for each operating group and the technology & operations function
•	overseeing strategic planning related to technological innovation, enterprise data, analytics, AI, governance, cyber security, digitech partnerships and ESG, including climate change
•	reviewing and approving the bank’s business and capital plan.

The board holds an annual strategy session with management that covers:

•	our existing strategy and changes resulting from both internal and external factors
•	new opportunities for growth
•	risks related to current and future strategy
•	the financial and capital impacts of the recommended strategy.

At the end of the session, the board provides feedback on the strategic plan, approves the strategic plan and provides feedback on the session itself.

Management updates the board at every meeting on the bank’s and each operating group’s progress in implementing the strategies.

Risk oversight

The bank has an integrated and disciplined approach to risk management that is key to maintaining a strong risk culture and the success of the bank’s operations. At BMO, we are guided by five key principles on risk:

•	understand and manage risk
•	protect our reputation
•	diversify, limit tail risk
•	maintain strong capital and liquidity
•	optimize risk return.

These key principles drive our approach to risk management across the enterprise and enterprise risk appetite statement. The board approves this risk appetite statement every year.

The board’s risk oversight role includes ensuring the bank’s corporate objectives are supported by a sound risk strategy and an effective enterprise-wide Risk Management Framework. The framework, approved by the board through the policies that govern our approach to risk management, including how risk is identified, assessed, managed, monitored, and reported. The framework is appropriate for the nature, scale, complexity and risk profile of the bank’s activities.

You can find more about our Risk Management Framework, including the risk oversight responsibilities of the board and its committees, our risk appetite, risk policies and limits, in our 2022 Annual Report.

Bank of Montreal Management Proxy Circular 2023	19

Sustainability

Our commitment to sustainability is embedded in our strategy and is fundamental to our Purpose. We identify the most significant effects of our business operations, products and services on our stakeholders and the communities in which we operate. We take steps to manage our business in a manner that is consistent with our sustainability objectives, considering the interests of our stakeholders. We apply a variety of ESG practices to capture opportunities and manage risks in key areas such as sustainable finance, climate change, human rights, and diversity, equity and inclusion.

Board-level oversight of sustainability disclosure and governance is embedded in the charters of each of the Bank’s committees.

The Governance and Nominating Committee evaluates each director using a skills matrix that includes experience related to sustainability. The Audit and Conduct Review Committee and Risk Review Committee meet with the Chief Sustainability Officer and the General Counsel to review and discuss key sustainability topics like climate change and matters reported to the BMO Sustainability Council. A key part of the Audit and Conduct Review Committee’s role is to review and approve the Sustainability Reporting Suite (Sustainability Report and Public Accountability Statement, GRI Index, SASB Disclosure, Data Pack and Glossary and Climate Report).

The Risk Review Committee is responsible for overseeing the identification, assessment and management of the Bank’s environmental and social risks, including climate change. The Risk Review Committee approves the Environmental and Social Risk Corporate Policy. Management makes a joint Audit and Conduct Review Committee/Risk Review Committee presentation on the Climate Report and Financed Emissions Target Setting. The Board approves the Enterprise Risk Appetite Statement, which includes the Environmental and Social Risk Appetite Statement. Climate reporting is incorporated into the quarterly Operating Group presentations.

The Human Resources Committee builds links between executive pay, BMO’s strategic priorities and key priority topics in the sustainability scorecard. The Human Resources Committee also has oversight of human resources strategies relating to diversity, equity and inclusion and health and well-being.

The full board meets with BMO Executive Committee members to discuss sustainability and climate strategy, to review BMO’s climate related disclosures, including the Sustainability Report and Climate Report and receives training on sustainability topics, including climate change.

20	Bank of Montreal Management Proxy Circular 2023

Subsidiary governance

BMO has 134 subsidiaries in 14 jurisdictions worldwide, as at October 31, 2022. Effective governance of these entities is a critical risk management tool.

The Governance and Nominating Committee is responsible for overseeing the enterprise’s organizational structure and the activities of the subsidiaries. The Audit and Conduct Review

Committee acts as the independent audit committee for four of the Bank’s federally regulated financial institution subsidiaries. A Subsidiary Governance Office identifies and implements best-in-class subsidiary governance practices, including a Subsidiary Governance Framework that applies globally and includes three elements:

A legal entity framework	▶	Governance requirements for each subsidiary	▶	Oversight by the BMO board

The framework is a critical tool for risk management. It includes procedures to centralize the oversight of establishing, operating and dissolving legal entities.

The complexity of each subsidiary is assessed based on criteria including asset base, and whether the subsidiary is operating, client-facing and/or regulated.

Each subsidiary is then placed into one of four categories of ascending degrees of governance.

Subsidiary boards have structures that comply with the governing law of the subsidiary.

They are composed of executives as management directors and may include qualified independent non-executive directors where required by law or regulator guidance. The non-executive directors are nominated based on their independence from the business, using a skills matrix developed by the subsidiary board.

BMO’s Legal Entity Manual ensures consistent governance best practices and proper oversight of each legal entity, promotes thoughtful, effective and efficient governance processes, and clarifies the roles and responsibilities of the directors, officers and corporate units.

The subsidiary’s corporate secretary works with the subsidiary board to implement the governance tools that are appropriate for the subsidiary.

The board is responsible for overseeing BMO’s subsidiaries.

The Subsidiary Governance Office provides information to the board, including:

•  An annual Legal Entities Report for the Governance and Nominating Committee, which includes the structure of subsidiary boards, statistics by operating group, jurisdiction and assets, the background of non-executive directors and other relevant information.

•  Comprehensive reporting about each subsidiary’s line of business and legal entity activities and the connection to BMO’s business strategy.

Board and committee chairs are also in regular communication with the chairs of the U.S. holding company board and its committees.

Specific subsidiary-related information must be escalated to a senior management committee or to the board, under our Board Approval and Oversight Requirements Policy and related guidelines.

The Corporate Secretary’s Department has implemented a compliance program to meet the corporate law filing requirements for both the Bank and its subsidiaries. The program uses both automated processes to notify members of the Corporate Secretary’s Department and other corporate areas of recurring filings, and robust manual procedures for event driven filings.

Bank of Montreal Management Proxy Circular 2023	21

Leadership diversity, development and succession planning

BMO’s strategy is grounded in the strength of its people.

The board and the Human Resources Committee together oversee BMO’s leadership.

The Human Resources Committee is responsible for overseeing BMO’s human resources strategy bank-wide, including making sure BMO builds a strong and diverse team that can deliver the bank’s business strategy, has a culture that supports and empowers its people, and talent processes that are simplified, integrated and digitized.

Senior leadership succession

The board appoints the CEO and other members of senior leadership, and monitors their performance, goals, assessments and rewards. It oversees and monitors the CEO succession plan, and the succession strategy for all other senior leadership positions at least once a year.

The Human Resources Committee reviews BMO’s senior leadership pipeline every year and develops succession plans for the CEO and other senior executive roles.

Diversity, equity and inclusion

BMO provides equitable opportunities to all employees, regardless of gender, race, ethnicity, disability, sexual orientation, gender identity, religion, marital status or age. We are actively working to eliminate inequities both within and beyond the bank, and have set explicit workforce representation goals alongside our performance goals.

In 2020, BMO announced new multi-year workforce representation goals as part of our Zero Barriers to Inclusion 2025 strategy. A key goal is a minimum of 40-60% women at the senior leadership level, as well as goals to ensure strong representation of People of Colour at the senior leadership level. The strategy includes a commitment to developing diverse talent throughout the bank, including Latinx, Black and Indigenous employees, as well as People of Colour and 2SLGBTQ+. Also, our annual Count Me In campaign helps us understand our workforce diversity, through voluntary responses to the enterprise-wide diversity self-identification survey. This enables us to focus our inclusion efforts on programs that meet the needs of employees and create a workplace with zero barriers to inclusion that helps us live our Purpose to Boldly Grow the Good in business and life. In 2020, we updated two of our self-identification questions to expand and greater diversify the self-declaration process: (i) expanded the minorities in Canada question to allow employees to further self-identify their race/ethnicity; and (ii) replaced the former 2SLGBTQ+ self-identification question with two questions on sexual orientation and gender identity. In 2022 we improved the employee self-identification experience in the Count Me In Survey and we continue to further expand self-identification options.

A strong focus on diversity is built into succession planning and candidate assessment for all open senior leader positions. To monitor progress on the advancement of women and People of Colour and develop a healthy pipeline of diverse talent, BMO:

•	Identifies top talent and implements development plans for high-potential diverse talent
•	Monitors the number of diverse employees in senior leadership roles and those in the pipeline
•	Identifies and removes barriers that diverse employees and those facing systemic barriers commonly encounter in their careers to provide access to leadership and development opportunities
•	Requires that the profiles of diverse executives be reviewed and considered for openings on subsidiary boards

Representation of women remains significant at all levels at BMO:

•	Overall representation of women is 52.9% (Global, Oct 31, 2022)
•	42.0% of the bank’s senior leadership roles (including the executive and managing director levels) are women (Global, Oct 31, 2022)
•	27% (3 out of 11) of BMO’s Executive Committee are women.

In addition, two members of BMO’s Executive Committee identify as a Person of Colour. While we have diversity goals at the senior leadership level, we do not establish separate diversity targets at the Executive Committee Level due to the small size of this group, however we do carefully consider a broad range of criteria for these positions such as characteristics, experience, and diversity (i.e. gender, age, ethnicity and geographic background) and the Human Resources Committee and board monitor the diversity of the Executive Committee closely through its oversight of executive appointments and succession planning.

For information on board diversity, please see Diversity and skills on page 27.

Business practices

BMO’s commitment to diversity, equity and inclusion extends to building sustainable business opportunities, building an inclusive society and thriving economy, including:

•	Pledging $200,000 in grants to recognize 26 women-owned businesses across North America for their contribution to social, environmental and/or economic sustainability outcomes through their organizations’ policies, practices or products
•	Announcing $1.2 million in funding to SheEO – a not-for-profit company which offers financial support to businesses led by women and non-binary people. BMO’s financial commitment will

22	Bank of Montreal Management Proxy Circular 2023

allow SheEO to fund all 2021 venture applicant companies working to achieve the United Nations Sustainable Development Goals
•	$5 billion commitment to support women business owners in Canada to mark International Women’s Day 2022 over five years, building on the commitment of $2 billion in 2014 and $3 billion in 2018
•	Collaboration with Deloitte, a continuation of the BMO Celebrating Women Grant Program, pledging $80,000 in grants to support the high-level growth plans of eight women-owned businesses across the United States and in Canada, pledging $150,000 in grants to support the high-level growth plans of 12 women-owned businesses across Canada
•	As part of EMpower, announced $300 million for Women in Business and BMO for Black and Latinx Businesses to provide better access to affordable credit lending, meaningful partnerships, resources and tools to create more opportunity for growth and real financial progress
•	Launched the WMNfintech program, a collaboration between BMO and 1871, designed for women-led fintech start-ups that create services or solutions for the financial sector, offer insights and advice to customers, or help identify customer needs
•	BMO’s Community Benefits Plan outlines more than $40 billion over five years in commitments to local communities across the bank’s expanded U.S. footprint after the approval and closing of its acquisition of Bank of the West. Over $16 billion of the plan commitment is targeted for the State of California. This commitment includes: advancing home ownership; growing small businesses; strengthening communities; and creating a more equitable society.

Communication and engagement

BMO and the board communicate directly with shareholders and other stakeholders in various ways and maintain ongoing dialogue to exchange ideas and receive constructive feedback.

Engagement	+	Communication	+	Feedback

BMO’s Shareholder Engagement Policy outlines how management and the board engage with shareholders, how they can communicate with us, and how to request a meeting with BMO directors.

Board members meet with institutional shareholders and the board responds through management to questions or issues raised by retail shareholders (by telephone or email).

The Corporate Secretary, Shareholder Services, Investor Relations department, and ESG/Sustainability team also have ongoing discussions with shareholders, and respond promptly to any questions, concerns and shareholder proposals.

Regular communication with shareholders includes:

•  quarterly earnings calls (live webcast with a question and answer period)

•  news releases

•  disclosure documents (annual report, management proxy circular, annual information form, sustainability report & public accountability statement, climate report and quarterly reports)

•  industry conferences

•  our website

•  phone calls, letters and emails

•  our annual meeting of shareholders (which is also webcast live)

•  meetings with institutional shareholders (one-on-one and as a group)

BMO welcomes your feedback,
and shares it with the board and committees to continually improve our governance practices, disclosure and communications.

You can reach management by email:

Management

corp.secretary@bmo.com

Investor Relations

investor.relations@bmo.com

Shareholder Services

corp.secretary@bmo.com

You can also contact the Chair of the Board, and any of our directors or committee chairs using the information below.

Bank of Montreal Management Proxy Circular 2023	23

Disclosure practices

BMO’s Disclosure Standard includes guidance for determining whether information is material (as defined by securities legislation), and describes the proper and timely distribution of disclosure and material information. The Audit and Conduct Review Committee reviews and approves the standard every two years.

The Chief Financial Officer (CFO) and the General Counsel determine what information is material.

The Disclosure Committee (chaired by the CFO and made up of members of senior management) reviews all annual and interim filings before they are publicly released.

A rigorous attestation process supports CEO and CFO certifications of the adequacy of our financial disclosure. Our most senior executives make quarterly and annual representations specific to their area of responsibility to the Chief Accountant, including declaring that any potentially material issues they know of have been escalated to the Chief Accountant under our financial governance processes.

Additional Documents

Documents available on our website (www.bmo.com/corporategovernance) include:
• Our Code of Conduct	• Director Conflict of Interest Policy
• Our By-Laws	• Board Diversity Policy
• The Board Mandate and charters for each of the Board’s committees	• Shareholder Engagement Policy • Proxy Access Policy • Majority Voting Policy • Sustainability Report & Public Accountability Statement • Climate Report
• Position descriptions for each of the Chair, the committee chairs and the directors
• Director Independence Standards
• Statement of Corporate Governance Practices

Three ways to contact the board

1.	Complete the form on our website

www.bmo.com/corporategovernance

2.	Write to the Chair of the Board

Chair of the Board of Directors

BMO Financial Group

P.O. Box 1, First Canadian Place

100 King Street West, 21st Floor

Toronto, Ontario M5X 1A1

3.	Send an email

board.directors@bmo.com

24	Bank of Montreal Management Proxy Circular 2023

Building an Effective Board

Good governance starts with our board of directors. We get the board composition and structure right by having well-informed candidates with diverse backgrounds and relevant experience and independence from management. This leads to better decision- making and more effective oversight that will ensure BMO’s success.

The board and the Governance and Nominating Committee believe a relatively smaller board is more effective, while recognizing the need to maintain flexibility to address certain needs or opportunities as they arise. It reviews board size every year to make sure it will promote engagement and quality discussion with management, ensure the right caliber and scope of director expertise, allow for thoughtful director succession and provide for effective committee membership.

This year the board has proposed 13 directors for the board – all of the nominees currently serve as directors. Directors are elected for a one-year term. The board can appoint directors between shareholder meetings.

Key Position Descriptions

The board reviews and approves position descriptions (available at www.bmo.com/corporategovernance) annually for the Board Chair, committee chairs, and directors. The Board also develops the position description for the CEO, with the CEO’s input, which is approved annually by the Human Resources Committee.

Bank of Montreal Management Proxy Circular 2023	25

Independence

The board must be independent of management to be effective.

All members of the board are independent except our CEO, who is required by the Bank Act (Canada) to be a member of BMO’s board. The board’s policies limit the number of inside directors to two.

Director independence	+	Independent Chair of the Board	+	Otherindependence mechanisms

A director is independent if he or she does not have a relationship with the bank or any of its affiliates that could interfere with his or her independent judgment.

The board uses Director Independence Standards to determine whether a director is independent (available on our website). The standards take into consideration the Bank Act (Canada) definition of affiliated persons, and the Canadian Securities Administrators (CSA) and NYSE definitions of independence.

In its review of a director’s independence, the board looks at his or her personal, business, and other relationships, and his or her dealings with the bank and its affiliates. This involves reviewing biographical information, reports, director questionnaires, bank records and reports, and information about entities the director is involved with.

The threshold for independence is higher for members of our Audit and Conduct Review Committee.

Certain relationships (for example, being an officer of the bank) automatically mean a director is not independent. According to the board’s policies, only two of the board’s directors can also be employees of the bank.

While the bank has lending, banking, and other commercial arrangements with some of the directors and entities they have relationships with, the board is satisfied that these directors are independent under the standards.

BMO has an independent and non-executive Chair of the Board. This helps the board to operate independently of management and provides leadership to the independent directors.

The Chair normally serves for five years with the possibility of renewal for another three years.

The Governance and Nominating Committee is responsible for board Chair succession. The process includes identifying issues facing the bank and interviewing each director individually, as well as determining the most appropriate process for the board to make a final decision, which could include deliberation and a vote if more than one person has significant support.

Meeting without management

Every board meeting and board committee meeting includes time for independent directors to meet without management present. During those meetings, the Board Chair will lead discussions on matters that arise during the meeting or other matters, including matters related to succession planning, risk management and strategy.

Managing conflicts of interest

The Directors’ Conflict of Interest Policy is designed to ensure independent decision- making by the board.

The policy includes guidelines for identifying and dealing with conflicts when they arise. Directors or executive officers with a material interest in a matter do not receive related board or committee materials and are excluded from subsequent discussions or votes.

Getting independent advice

The Chair and each committee can engage outside consultants paid for by the bank, without consulting management. This helps ensure they can receive independent advice.

Serving on other boards

Outside directorships are monitored to make sure directors can operate with independent judgment and have the time available to commit to BMO’s board. No more than two directors can serve on the same outside public company board (called a board interlock) without the consent of the Governance and Nominating Committee. In considering whether or not to permit more than two directors to serve on the same board, the committee takes into account all relevant considerations including, in particular, the total number of board interlocks at that time. There are no board interlocks as at the date hereof.

Members of the Audit and Conduct Review Committee cannot serve on more than three public company audit committees without board approval.

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Diversity and skills

The Governance and Nominating Committee follows the Board Diversity Policy when recruiting new directors. This includes, in addition to its own search, engaging qualified independent external advisors to conduct a search for candidates who meet the Board’s skills and diversity criteria.

The committee looks at several criteria, including:

•	Characteristics and experience: independence, ethics and integrity, range of experience, business judgment, areas of expertise, personal skills and qualities, availability and commitment
•	Diversity by gender, age, ethnicity and geographic background including the Bank Act (Canada)’s residency requirements, with particular focus on potential candidates from Black, Indigenous peoples, People of Colour, 2SLGBTQ+ and disability communities.

The Governance and Nominating Committee’s list of potential board candidates includes candidates with the foregoing diversity characteristics within the pool of candidates considered. The board aspires to have each gender make up at least one-third of the independent directors. Six of this year’s nominated directors are women, representing 50% of the independent nominated directors (46.2% of the nominated directors) and one identifies as a Person of Colour (Asian), representing 8% of the independent nominated directors.

Three of the board’s four standing committees are chaired by women. Notwithstanding the lack of current openings on the Board, the Board recognizes the need to further the representation of Indigenous peoples, People of Colour, persons with disabilities and members of the 2SLGBTQ+ communities on our Board. Our process is to review potential director candidates at each meeting of the Governance and Nominating Committee, and the candidate list is focused on these communities.

Bank of Montreal Management Proxy Circular 2023	27

Skills matrix

We capture the ideal list of skills for directors in four broad categories and record them in a skills matrix. The items in the list are reviewed every year and added to as necessary. We use this information to assess the overall strength and diversity of the board and when recruiting new directors.

In addition to the common skills which all of our directors possess, the directors have each identified their areas of specific expertise in their biographies above from the skills and definitions indicated
below. The experience of our directors, including with respect to environmental matters, is described more fully in their respective profiles.

Leadership and strategy
Executive leadership Experience as a senior executive/officer of a publicly listed company or major organization
Human resources Experience with benefit, pension and compensation programs (in particular, executive compensation programs)
Strategic planning Experience in the development and implementation of a strategic direction of a large organization
Risk management Knowledge of, and experience with internal risk controls, risk assessments and reporting
Mergers and acquisitions Experience with investment banking or mergers and acquisitions

Accounting and finance

Knowledge of and experience with financial accounting and reporting, corporate finance and familiarity with internal financial/accounting controls, Canadian or U.S. GAAP and/or IFRS

Legal Experience as a lawyer either in private practice or in-house with a publicly listed company or major organization

Industry and transformation
Financial services Oversight, advisory or operational experience in the financial services industry other than serving as a director of the bank
Retail Experience as a senior executive in a major products, services or distribution company
Information technology and security Experience or knowledge relating to the information technology and security needs of a major organization
Environmental, Social or Governance Understanding and experience with corporate responsibility practices and the constituents involved in sustainable development practices

Regulatory
Public policy Experience in the workings of government and public policy

Governance
Other board experience Served as a board member of a public, private or non-profit entity or advised public company boards on governance matters

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Orientation and development

The Governance and Nominating Committee is responsible for orientation and the continuing education and development of our directors.

New directors learn about our business through BMO’s director orientation program. All directors are provided with tools and information to make sure they are continuously improving their knowledge to support the complex and evolving role of director at one of Canada’s major banks.

The Chair of the Board facilitates in camera sessions at every board meeting, providing opportunities to further build relationships, confidences and cohesion among directors. These sessions also provide an opportunity for directors to provide feedback on board processes.

Director orientation	+	Ongoing education	+	Engaging with management

Orientation by the Board Chair, the committee chairs and the CEO, to learn about the bank’s history and culture, structure, strategic direction, current issues and opportunities, including how BMO differs from its peers. Sessions are held within six months of new directors joining the board.

Regular presentations on BMO’s operations and regulatory briefings, to complement and enhance director understanding of the bank, its products and services and the risks it faces, as well as developments in corporate and risk governance and regulatory matters.

Board dinners to strengthen the collegial working relationship among directors. These are scheduled alongside regular board meetings, and include educational sessions related to the bank’s business and strategic direction presented by senior management or outside experts.

Director governance documents, policies, bylaws, compliance requirements and other information to ensure a smooth transition into their role as director.		Materials and reading recommendations from the Chair, committee chairs, the CEO and the Corporate Secretary.		There is regular engagement between directors and senior management between board meetings.

Individual meetings with the heads of each of our operating groups and corporate functions to learn about our business. Additional meetings and site visits may also be arranged.		Daily Media Briefing emails circulated each morning. Articles posted in the Resource Center of the Board portal.		Interaction with senior management and employees through the Executive Meets Directors programs to gain greater insight into the business and talent for senior management succession planning.

Director orientation

The Corporate Secretary’s Office is responsible for the director orientation program, which gives new directors the information they need to understand the bank, the financial industry and board operations so they experience a smooth transition into their roles as members of the board and board committees.

Each new director is immediately appointed to at least one board committee and each board committee also has an orientation program. New committee members receive orientation material for each committee they serve on, and meet individually with the committee chair, the head of the supporting corporate group, and other senior officers as necessary.

The Chair of the Board and the Chair of the Governance and Nominating Committee personally welcome new directors, answering questions and assisting with the logistics of board meetings and board processes to ensure that their overall needs are met.

Bank of Montreal Management Proxy Circular 2023	29

Ongoing education

Directors are expected to continuously upgrade their knowledge about issues affecting our businesses, the financial services sectors we operate in, emerging trends and issues and significant strategic initiatives. Working with the Corporate Secretary, each committee chair identifies relevant and timely information for directors. Directors also identify their own continuing education needs in discussions with management, the board and committees. During the 2022 fiscal year, directors participated in educational and round-table sessions and received educational materials on the topics outlined below. They also received quarterly and ad hoc briefings on regulatory developments. The Session/topics below are aligned to our strategic priorities.

Session/topic	Audience (Board/Committee)
Client loyalty
Spotlight: US Prime Brokerage	Risk Review
Spotlight: Asset-Based Lending – Special Purpose Vehicle Financing	Risk Review
Spotlight: Industry Diversification and Management: The Wholesale Industry Concentration Management and Framework	Risk Review
BMO Webinar: Accelerating an Indigenous-led Clean Energy Future; Roadmap Project: An Indigenous-led Paradigm Shift for Economic Reconciliation; and Reaching the EV Tipping Point	Chair, Audit and Conduct Review
Verisave Webinar: Critical Updates and Benchmarks: 2022 Credit Card Processing Fees	Chair, Audit and Conduct Review
Winning culture
Winning Culture Update: Organizational Health Index	Board of Directors
Diversity, Equity and Inclusion Update	Board of Directors
Communications and Social Impact	Board of Directors
Global Pension Trends	Human Resources
BMO Sustainability Leaders Podcast: The Future of Remote Work & Diversity in Asset Management	Board of Directors
Canadian Public Accountability Board Financial Institutions Forum: Attracting and Retaining Talent (skills, technology, competition)	Chair, Audit and Conduct Review
Sobel & Co. Webinar – Gender Communication Differences in the Workplace	Chair, Audit and Conduct Review
Digital first and simplify work
McKinsey & Company Presentation: Digital Assets Review: Web3 basics	Board of Directors
Digital Assets and Currencies Regulatory Update	Board of Directors
Open Banking Update	Board of Directors
Perspectives on Financial Technology Disruption Over the Next 10 Years	Board of Directors
Spotlight: Data Analytics	Audit and Conduct Review
AML Whitepaper – Emerging Technologies and Digitization	Audit and Conduct Review
Update on Significant Changes in Governance Rules and Regulations: SEC Proposes Cybersecurity Disclosure and Reporting Requirements For Public Companies	Governance and Nominating
Manage Risk
Climate Essentials Course	Board of Directors
BMO Sustainability Leaders Podcast: Tackling Climate Change in Metals and Mining; Sustainability Strategy and Reporting for Small and Medium Sized Companies: Distinguishing Between Impact & Risk in Sustainable Finance; and Investment Opportunities for a Net-Zero Economy	Board of Directors
Sustainability: Climate Change Briefing	Audit and Conduct Review
Cyber Briefing – Threat Intelligence	Audit and Conduct Review
Basel III Reforms Update	Audit and Conduct Review
The Washing Machine: BMO’s Monthly AML Newsletter	Audit and Conduct Review
Spotlight: Climate Change Governance	Risk Review
Update on Significant Changes in Governance Rules and Regulations: Convergence of Disclosure Standards and Formation of International Sustainability Standards Board; SEC Letters to Issuers on Climate Change Disclosures; OSFI Discussion Paper on Climate-Related Risks in the Canadian Financial Sector & Bank of Canada and OSFI Report on Using Scenario Analysis to Assess Climate Transition Risk; Court Decision Upholds Federal Jurisdiction over GHG Emissions; IOSC Report on ESG Rating Services; Glass Lewis ESG Profile; OSFI Publishes Draft Version of Guideline B-15 “Climate Risk Management”; SEC Proposes Expansive Climate-Related Disclosure Rules; International Sustainability Standards Board Releases Draft Sustainability and Climate Change Disclosure Proposals for Public Comment; The Accounting Standards Oversight Council and Auditing and Assurance Oversight Council Mutually Approve the Formation of the Canadian Sustainability Standards Board	Governance and Nominating
Global Risk Institute: Board Risk Oversight and Insight Forum	Chair, Risk Review
Accenture Cyber Forum: Cybersecurity Briefing – the Russia Ukraine Crisis	Chair, Audit and Conduct Review
ICD Canada Webinar: Canada’s Proposed Cybersecurity Bill C-26: What Board Members Need to Know	Chair, Audit and Conduct Review
CPA Canada, the Institute of Corporate Directors and the Independent Review Committee on Standard Setting in Canada: The Future of Financial and Non-Financial Reporting Standards, including Sustainability	Chair, Audit and Conduct Review

30	Bank of Montreal Management Proxy Circular 2023

Session/topic	Audience (Board/Committee)
CPAB Roundtable for Public Company Audit Committees: Update on CPAB Regulatory Assessments, Disclosures and Strategic Plans; ESG – Assurance Providers and Controls Reliance; Talent Shortages – Audit Firms, Businesses and Specialists; and Cybersecurity – Sharing Best Practices	Chair, Audit and Conduct Review
E&Y Webinar: What Audit Committees Need to Know: Inflation; Labour Markets; Supply Chain; Global Tax Reforms; and Financial Reporting and SEC Developments including Climate Change and Cyber	Chair, Audit and Conduct Review
Deloitte Audit Committee Symposium: Enterprise Risk in the Era of ESG: What is the Audit Committee’s Role; Cyber Risk: The Need for Continued Diligence; The Evolving Role of the Audit Committee: Priorities and Practices; Conversation with Regulators; Ethics and Compliance: Emerging Risks in a New Environment	Chair, Audit and Conduct Review
NYU School of Law: Future-Proofing Boards to Drive Success and Enterprise Risk Management Frameworks	Chair, Governance and Nominating
Cornerstone Research: The Evolving SEC Landscape: Jarkesy v. SEC and the Proposed Climate Change Rules	Chair, Governance and Nominating
Governance
BMO Quarterly Sustainability Update Newsletter	Board of Directors
Update on Significant Changes in Governance Rules and Regulations: SEC Proposal on Proxy Advisors; SEC Rule on Universal Proxies; When CEOs Should Speak Out on Social and Political Issues and the Board’s Role; Department of Finance Canada Issues Corporate Governance Consultation: Improving Diversity and Facilitating Electronic Communications in Federally Regulated Financial Institution; CSA Propose “Access Equals Delivery” Model for Prospectuses and Certain Continuous Disclosure Documents; CBCA: Majority Voting and Voting Against Directors and Shareholder Proposal Deadline – Update; SEC Proposes Amendments to the Shareholder Proposal Rule – Update; SEC Adopts Amendments to Proxy Rules Governing Proxy Voting Advice – Update; BlackRock’s 2022 Investment Stewardship Report	Governance and Nominating
Women Corporate Directors Nominating / Governance Peer to Peer Exchange (WCD): The 2022 Proxy Season – What Directors Need to Know	Chair, Governance and Nominating
Women Corporate Directors (WCD) Nominating / Governance Peer to Peer Exchange: Board Refreshment	Chair, Governance and Nominating
KPMG Board Leadership Center Webcast: What Boards Should have on their Agenda in 2022	Chair, Governance and Nominating
WCD and Edelman: “To Speak or Not to Speak: The Board’s Role in Societal & Geopolitical Engagement	Chair, Governance and Nominating
Odgers Berndtson Roundtable Discussion for 12 FTSE Senior Independent Directors: Governance Structures for ESG and Board Evaluations	Chair Audit and Conduct Review
The economic environment
Street Views on Canadian Banks & Investing Themes	Board
BMO Capital Markets North American Outlook: A Look Ahead at the Canadian and American Economies	Risk Review
International Association of Credit Portfolio Managers Webinar – Economy & Credit Strategy Outlook	Chair, Risk Review
American Economics Association Conference: Time-Varying Beliefs, Economic Activity and Infectious Disease	Board Member
Evolve Investment Summit: Global Trends Shaping the Future of Finance; Asset Allocation in a post-COVID era; Next Generation Investment – Innovation in Financial Services; ESG Evolution – Meaningful Measurement; and Emerging Markets	Board Member
Nobel Symposium; Covid-19 and the Economy: Policies and Impacts	Board Member
Reichman University Seminar: Expectations, Infections and Economic Activity	Board Member
IMF Webinar: Macroeconomics of Pandemics	Board Member

In 2022 directors also attended external conferences and events on a range of topics including: oversight of talent, strategy and risk; the shift to automation and change in controls; open banking; fintech; accelerating fraud investigations by automating data preparation; ransomware scenario simulation; regulatory developments in cybersecurity and data privacy; cybersecurity incident and risk governance disclosures; expectations for AML compliance; and executive compensation trends.

Commitment and tenure

Directors are required to devote enough time and energy to effectively carry out their duties to the bank and the board. Board meetings are set well in advance, and directors are expected to attend all meetings of the board and of the committees they serve on. Committee meeting minutes are also provided to all directors who are not on the committee.

They must come to meetings prepared: directors are given timely access to comprehensive board materials, including minutes from previous board and committee meetings, and are expected to review them before each meeting. This helps facilitate discussion and makes sure directors are properly prepared to probe, challenge management and exercise informed business judgment.

Outside directorships are monitored to make sure directors can operate with independent judgment and have the time available to commit to BMO’s board.

Bank of Montreal Management Proxy Circular 2023	31

Attendance

The table below shows the attendance of the nominated directors at fiscal 2022 board and committee meetings. The independent directors met without management at every board meeting.

The board’s Resignation Policy requires directors to offer to resign when their principal occupation changes, or at the end of a fiscal year where they attended fewer than 75% of the meetings of the board and the committees they serve on. The Governance and Nominating Committee recommends to the board whether to accept or reject the director’s resignation.

	Board (12 meetings)		Audit and Conduct Review Committee (7 meetings)		Governance and Nominating Committee (6 meetings)		Human Resources Committee (7 meetings)		Risk Review Committee (8 meetings)		Total attendance
Janice M. Babiak (1)	12	100%	7	100%	6	100%	–	–	–	–	100%
Sophie Brochu	12	100%	–	–	6	100%	7	100%	–	–	100%
Craig W. Broderick (2)	12	100%	–	–	6	100%	–	–	8	100%	100%
George A. Cope (3)	12	100%	–	–	6	100%	7	100%	–	–	100%
Stephen Dent (4)	12	100%	–	–	–	–	–	–	8	100%	100%
Christine A. Edwards (5)	12	100%	–	–	6	100%	7	100%	8	100%	100%
Martin S. Eichenbaum	12	100%	7	100%	–	–	–	–	8	100%	100%
David E. Harquail	12	100%	7	100%	–	–	–	–	8	100%	100%
Linda S. Huber	12	100%	7	100%	–	–	–	–	8	100%	100%
Eric R. La Flèche (6)	12	100%	–	–	–	–	7	100%	–	–	100%
Lorraine Mitchelmore	12	100%	–	–	6	100%	7	100%	8	100%	100%
Madhu Ranganathan	11	92%	7	100%	–	–	–	–	–	–	95%
Darryl White (7)	12	100%	–	–	–	–	–	–	–	–	100%
Average		99%		100%		100%		100%		100%	99.6%

(1)	Ms. Babiak attended all Risk Review Committee meetings as a guest.
(2)	Mr. Broderick attended all Audit and Conduct Review Committee meetings as a guest.
(3)	Mr. Cope attended six Audit and Conduct Review Committee and all Risk Review Committee meetings as a guest.
(4)	Mr. Dent attended one Audit and Conduct Review Committee as a guest.
(5)	Ms. Edwards attended all Audit and Conduct Review Committee meetings as a guest.
(6)	Mr. La Flèche attended one Risk Review Committee meeting as a guest.
(7)	Mr. White attended all committee meetings, other than two Audit and Conduct Review Committee meetings as a guest.

Tenure

The board’s Director Tenure Policy is designed to ensure ongoing board renewal, sustained board performance, and the addition of new expertise. The policy includes age and term limits for directors, the Chair and committee chairs. In exceptional circumstances, the board can waive the term or age limits for any role when it is in BMO’s best interests. Executive directors must resign from the board when they are no longer employed by the bank. The board can, however, ask a former CEO to continue as a director for no more than two years.

Age limit	Age 72 (or after at least 10 years on the board)
Term limits	Directors
• 15 years (20 years for directors who joined the board before January 1, 2010)
Chair of the Board
• 5 years, with the possibility of renewal for another three years regardless of age or tenure on the board
Committee chairs
• 5 years, with the possibility of renewal for another three years.

32	Bank of Montreal Management Proxy Circular 2023

Assessment

The Governance and Nominating Committee is responsible for overseeing the annual board assessment process which includes individual directors, the board and committee chairs and the overall functioning of the board and its four committees.

The board also uses the skills matrix (see page 28) to assess individual skills and board composition.

Director effectiveness	+	Board and committee chair effectiveness	+	Board and committee effectiveness

Annual director survey

The survey is completed by every director, and includes:

•  an assessment of the board and committees against:

•  operation of the board and each committee

•  adequacy of information provided to directors for board and committees

•  agenda planning for meetings

•  strategic direction and process, including regarding IT, information security, industry disruptors, evolution of ESG issues and implementation of sustainability strategy

•  the board and committee goals for the year.

Results are compiled confidentially by an outside consultant.

Individual interviews and peer review feedback

Each director meets with the Chair, who:

•  asks for candid feedback from the director on board and committee effectiveness, as well as individual director performance

•  provides feedback on the director’s performance relative to the performance standards under the director position description as gathered from assessments from each of the director’s peers.

Feedback

After the interviews, the Chair summarizes the themes and develops the board goals for the coming year.

The Governance and Nominating Committee monitors and tracks progress against opportunities for improvement that were identified in the self- assessment process. The Governance and Nominating Committee also uses the results of assessments to recommend the mix of directors, process improvements, and continuing education opportunities.

Annual board chair review

The Governance and Nominating Committee assesses the Chair’s performance against the position description, taking into account the input from each director.

The results are reviewed with the board and the Chair.

Annual committee chair review

The Governance and Nominating Committee assesses the contribution and effectiveness of each committee chair against the committee’s objectives and the position descriptions.

The Chair meets with each committee chair to provide feedback.

The board and its committees continuously refine various aspects of their practices.

Setting objectives

Issues are identified every year that help with creating annual objectives for the board and its committees.

Ongoing assessment and follow-up

Board and committee objectives are set out in board packages.

Progress against the objectives is discussed at each board and committee meeting.

Bank of Montreal Management Proxy Circular 2023	33

Director Compensation

We pay director compensation to our non-employee directors. Darryl White is compensated in his role as BMO’s chief executive officer (see page 67).

The Governance and Nominating Committee benchmarks director compensation against a peer group of companies to make sure the program is competitive and consistent with the responsibilities of directors, and reviews director compensation annually.

Directors receive an annual retainer that includes equity in the form of DSUs and cash. They can choose to take all or some of the cash portion of their retainer, plus their chair retainers, committee memberships, special meeting fees and the travel allowance, as additional DSUs or shares if they have met the minimum share ownership requirements described below.

Fee structure

We pay directors a flat fee, and expect them to be available to represent the bank 365 days a year. While meetings are important, the role of a director includes being attentive to the bank’s interests at all times, providing advice outside of meetings and identifying opportunities for BMO as appropriate.

We reimburse directors for any expenses they incur while carrying out their duties. From time to time, our non-employee directors also serve as directors of our subsidiaries and affiliates. They are paid for this service, and reimbursed for travel and other expenses they incur for these board and committee meetings.

2022 director fee table

Type of fee	Fiscal 2022
Board retainer
Chair of the Board (includes attendance at meetings of all four committees)	$435,000 per year: • $ 185,000 in DSUs • $ 250,000 in cash

Directors (includes one committee membership)	$225,000 per year: • $ 150,000 in DSUs • $ 75,000 in cash
Committee chair retainers
Audit and Conduct Review Human Resources Governance and Nominating Risk Review	$50,000 per year
Committee and meeting fees
Committee memberships (in excess of one)	$15,000 per committee
Special board meetings (in excess of five)	$2,000 per meeting

Special committee meetings (in excess of five)	$1,500 per meeting
Travel allowance
If the director’s principal residence is two or more time zones away from Toronto or outside Canada	$20,000 per year

The following fees increased as of November 1, 2022:

•	annual director retainer increased by $25,000 ($12,500 paid in DSUs and $12,500 paid in cash)
•	Chair of the Board retainer increased by $50,000 ($25,000 paid in DSUs and $25,000 paid in cash)
•	Committee chair retainer increased by $5,000 paid in cash.

Share ownership

To make sure they have a vested interest in our success, every non-employee director is required to hold, within 5 years of their appointment or election to the Board, at least 11 times the cash retainer portion of their annual retainer in BMO shares or DSUs. Mr. White is required to meet executive share ownership requirements (see page 68).

Under our guideline for share ownership in our board policies, we calculate share ownership using the closing price of BMO shares at the end of the fiscal year, or, if higher, the share acquisition cost or value of DSUs at the time they were credited.

About DSUs

Deferred share units (or DSUs) are ownership interests that have the same economic value as shares. DSUs vest immediately and accrue dividend equivalents when dividends are paid on BMO shares.

Newly appointed directors can build up their share ownership over time but must receive all of their compensation in DSUs or shares until they meet their minimum ownership requirement.

All but one non-employee director (elected to the Board in April 2021) seeking re-election met the minimum share ownership requirements as of October 31, 2022 and as of the date of this circular. Mr. White met his executive share ownership requirements as of both dates (see pages 15 and 68).

All non-employee directors in calendar 2022 received all of their compensation in DSUs.

The table below shows the total share ownership of our non-employee directors. Value is based on $135.46, the closing price of BMO shares on the TSX on February 6, 2023.

	Total shares	Total DSUs	Total equity
Number	126,153	311,501	437,654
Value	$17,088,685	$42,195,925	$59,284,611

Anti-hedging

The board’s Anti-Hedging Policy prohibits directors, senior executive officers and employees from hedging their economic interest in bank shares, securities or related financial instruments (see page 61).

34	Bank of Montreal Management Proxy Circular 2023

2022 Director compensation table

The table below breaks out the compensation paid to non-employee directors in fiscal 2022. Directors who served in any capacity for a portion of the fiscal year were compensated on a pro-rated basis.

	Board retainer		Committee chair retainer ($)	Committee and meeting fees ($)	Travel Allowance ($)	Other fees ($)		Total fees ($)	Portion of cash fees taken in DSUs (%)		Total DSUs – Value vested or earned ($) (1)
	Cash ($)	DSUs ($)
Janice M. Babiak (2)	75,000	150,000	50,000	15,000	20,000	–		310,000	100		310,000
Sophie Brochu	75,000	150,000	–	15,000	–	–		240,000	100		240,000
Craig W. Broderick (2)	75,000	150,000	50,000	15,000	20,000	–		310,000	100		310,000
George A. Cope (2)	250,000	185,000	–	–	–	213,912	(3)	648,912	82	(3)	532,292
Stephen Dent	75,000	150,000	–	–	–	–		225,000	100		225,000
Christine A. Edwards (2)	75,000	150,000	50,000	15,000	20,000	246,473	(3)	556,473	100	(3)	556,473
Martin S. Eichenbaum	75,000	150,000	–	15,000	20,000	–		260,000	100		260,000
David E. Harquail	75,000	150,000	–	15,000	–	–		240,000	100		240,000
Linda S. Huber	75,000	150,000	–	15,000	20,000	–		260,000	100		260,000
Eric R. La Flèche	75,000	150,000	–	–	–	–		225,000	100		225,000
Lorraine Mitchelmore (2)	75,000	150,000	50,000	30,000	20,000	–		325,000	100		325,000
Madhu Ranganathan	75,000	150,000	–	–	20,000	–		245,000	100		245,000
					Total in DSUs: $3,728,765 Total in shares: $0 Total in cash: $116,620

(1)	Includes the grant value of DSUs paid in fiscal 2022 but does not include dividend equivalents on these or any other DSUs earned during their service as a director.
(2)	Mr. Cope is Chair of the Board. Ms. Babiak, Ms. Edwards, Ms. Mitchelmore and Mr. Broderick serve as committee chairs (see page 32).
(3)

Mr. Cope earned US$165,000 for serving as a director of BMO Financial Corp. (our U.S. bank holding company). Ms. Edwards earned US$190,000 for serving as a director of BMO Financial Corp. and BMO Harris Bank National Association, a wholly-owned subsidiary that provides banking, trust and other services in the United States and internationally (either directly or indirectly through its subsidiaries). These amounts were paid in US dollars and converted to Canadian dollars for purposes of this disclosure in the case of (i): DSUs using the grant date rates of exchange: US$1.00 = Cdn$1.2519 at January 17, 2022, US$1.00 = Cdn$1.26185 at April 18, 2022, US$1.00 = Cdn$1.30335 at July 15, 2022, and US$1.00 = Cdn$1.3718 at October 17, 2022; and (ii) cash using a two week average exchange rate proceeding the end of the applicable quarter end: US$1.00 = Cdn$1.283 ended December 31, 2021, US$1.00 = Cdn$1.2553 ended March 31, 2022, US$1.00 = Cdn$1.2905 ended June 30, 2022, and US$1.00 = Cdn$1.3543 ended September 29, 2022. Mr. Cope took $97,291.88 in DSUs and $116,619.75 in cash. Ms. Edwards took $246,472.76 in DSUs and $0 in cash (paid in US dollars).

Bank of Montreal Management Proxy Circular 2023	35

2022 Committee Reports

Committee charters are on our website at www.bmo.com/corporategovernance. Additional information about the Audit and Conduct Review Committee is contained in our annual information form for the year ended October 31, 2022. Turn to page 32 for details about attendance at committee meetings in fiscal 2022.

Audit and Conduct Review Committee

Oversees the integrity of the bank’s financial reporting and sustainability reporting on environmental, social and governance (“ESG”) matters, the effectiveness of internal controls, the qualifications, independence and performance of the independent auditors, compliance with legal and regulatory requirements, transactions involving related parties, conflicts of interest and confidential information, and standards of business conduct and ethics. It also acts as the audit and conduct review committee of certain designated subsidiaries.

100% independent

Members: Jan Babiak (chair), Dr. Martin Eichenbaum, David E. Harquail, Linda S. Huber and Madhu Ranganathan

Each committee member is financially literate, as defined in the rules of the Canadian Securities Administrators (CSA) and U.S. Securities and Exchange Commission (SEC) and standards of the NYSE. Jan Babiak, Linda S. Huber and Madhu Ranganathan are Audit Committee Financial Experts as defined by SEC rules. Definitions of financially literate and Audit Committee Financial Experts are set out in the Audit and Conduct Review Committee Charter on our website at www.bmo.com/corporategovernance.

2022 Highlights

Financial reporting and internal controls

•	Recommended the consolidated financial statements prepared in accordance with International Financial Reporting Standards and related management’s discussion and analysis, financial releases and the annual information form to the Board for approval.
•	Reviewed updates on the bank’s work related to the adoption of new accounting standards.
•	Evaluated the appropriateness of BMO’s accounting and financial reporting and the effectiveness of our internal control framework, in keeping with the Committee’s ongoing assessment of the effectiveness of our oversight functions.
•	Reviewed and approved the budget, resources and strategic priorities for the Finance function for fiscal 2022.
•	Reviewed the performance of the Chief Financial Officer for fiscal 2022.
•	Reviewed reports on the continuing impacts of COVID-19 on the economic environment and BMO’s financial condition, expanded financial statement disclosures and the related market volatility, and reviews and assessments of internal controls over financial reporting.
•	Reviewed reports from management on the transition from IBORs to alternative reference rates and CDOR cessation.
•	Reviewed reports from management on the bank’s regulatory capital ratios.
•	Reviewed regular updates on planning for closing of the Bank of the West acquisition and planning for the related integration, including financial, regulatory, systems and controls updates.

Internal audit

•	Reviewed the independence and performance of the Chief Auditor and the Corporate Audit function and approved the budget and audit plan for the Corporate Audit function for fiscal 2023, including organizational structure, resource plan and strategic priorities.
•	Reviewed quarterly reports on the quality and effectiveness of internal control, risk management and governance systems.
•	Reviewed reports from the Chief Auditor on enhanced continuous monitoring and assessment programs in response to the continuing impacts of COVID-19 and reports on Corporate Audit’s monitoring of hybrid working.
•	Reviewed reports on integration and conversion activities at the bank in connection with the acquisition of Bank of the West from a Corporate Audit perspective.
•	Approved the Corporate Audit mandate and Risk Assessment Methodology for Corporate Audit.

Shareholders’ auditors

•	Reviewed the independence of the shareholders’ auditors, including their length of service and performance, and approved the audit plan for fiscal 2023, including resources, qualifications, and fees for audit and non-audit services.
•	Reviewed and approved the shareholders’ auditors and key team member rotation.
•	Reviewed regulatory expectations of audit committees related to external auditors.
•	Conducted an annual assessment of the shareholders’ auditors, as recommended by the Chartered Professional Accountants Canada/Canadian Public Accountability Board (CPAB) and the Basel Committee on Banking Supervision relating to audit quality. The assessment included evaluating industry knowledge, objectivity, quality, candor of communication and technical expertise.
•	Reviewed quarterly reports on audit quality indicators.
•	Reviewed reports issued by the Public Company Accounting Oversight Board and CPAB.
•	Reviewed the approach for including key audit matters/critical audit matters in the reports by the shareholders’ auditors.
•	Reviewed reports on the continuing impacts of COVID-19 and associated COVID-19 financial statement disclosures on the shareholders’ auditors including continued hybrid working arrangements.
•

Considered risks and benefits of audit firm rotation and reviewed reports issued by CPAB and CPA Canada which conclude that existing auditor independence requirements including audit firm review and audit team member rotation ensure auditor

36	Bank of Montreal Management Proxy Circular 2023

independence while maintaining and enhancing audit quality which can be impaired by audit firm rotation.

Legal & regulatory compliance

•	Reviewed the effectiveness of the key controls for managing legal and regulatory issues, including reports on significant legislative and regulatory developments, including reviewing with the General Counsel, significant matters arising from litigation, compliance with banking laws and regulatory matters and material transactions with related parties.
•	Reviewed reports on the status of BMO’s merger application and related integration planning for the acquisition of the Bank of the West.
•	Reviewed reports on legal and regulatory actions and measures taken in response to COVID-19 and related increases in supervisory activity in areas of the bank impacted and government programs.
•	Reviewed reports on compliance testing and monitoring issues, and regulatory examinations.
•	Monitored current market issues and legal and regulatory developments having an impact on BMO’s operations and material correspondence with regulators.
•	Reviewed reports from the Chief Ethics Officer and Head, Customer Complaint Appeals relating to whistleblower and customer concerns and the Chief Sustainability Officer regarding ESG matters, including climate change related governance, strategy, risk management and disclosure.
•	Reviewed reports on and oversaw management’s implementation of the bank’s consumer protection procedures for complying with the Financial Consumer Protection Framework under the Bank Act, associated regulations and Financial Consumer Agency of Canada guidelines.
•	Reviewed BMO’s updated Whistleblower Process for the confidential, anonymous submission and handling of misconduct concerns, including concerns regarding financial fraud, accounting irregularities, internal controls over financial reporting or auditing matters. Monitored and reviewed reporting on allegations of misconduct.
•	Reviewed regular reports on evolving information and cyber security risks and mitigation plans, risk management and regulatory matters.
•	Approved the committee’s charter, orientation program for new committee members, the mandate for the Legal & Regulatory Compliance function, organizational structure and budget, the regulatory risk appetite statement, and strategic priorities.
•	Reviewed the performance of the General Counsel and Chief Compliance Officer for fiscal 2022.
•	Approved BMO’s sustainability reporting suite, including the sustainability report, climate report and public accountability statement, and related financial disclosures, and BMO’s Modern Slavery Act Statement.
•	Oversaw internal controls on sustainability reporting of ESG matters, and oversaw external assurances or attestations regarding reported sustainability metrics, including climate related disclosures and assurance processes.

Information technology

•	Engaged with management on information technology matters and reviewed quarterly briefings on information security matters, including digital channels, data and analytics, process digitization,

IT infrastructure improvements, mandatory portfolio implementation and the status of the digital employee & customer experience, which includes secure remote access, collaboration tools, end-to-end digitization along with analytics (work-from-anywhere analytics).

•	Provided regular oversight of and reviewed information on technology, cyber security and Financial Crimes Unit matters, including reports relating to ransomware attacks globally, cyber threats related to the invasion by Russia of Ukraine, impacts caused by a major wireless, cable and internet network outage experienced by one of Canada’s largest service providers, increases in criminal group activity, fraud activities, digital payment services fraud and deposit losses, email phishing and spam campaigns risk mitigation measures taken in relation to employees and vendors working remotely, hybrid working arrangements and changes made to support business growth and new customer behaviours as a result of COVID-19.
•	Oversaw periodic updates on the financial reporting IT system.

Anti-money laundering / Anti-terrorist financing and sanctions measures (AML Program)

•	Reviewed the effectiveness of the key risk controls, objectives and outcomes of the AML Program, including reports on sanctions implementation related to the invasion by Russia of Ukraine, the findings and recommendations from the “Cullen” Commission of Inquiry into Money Laundering in British Columbia, legislative and regulatory developments in Canada and the U.S., results of regulatory examinations and audits, training, customer due diligence, sanctions compliance and developments, risk assessment and current and future mandatory reporting requirements.
•	Reviewed reports on maintaining regulatory compliance programs, considering the continuing impacts of COVID-19 and adjustments required in relation to hybrid working arrangements.

Subsidiary oversight

•	Continued to act as the audit and conduct review committee of designated subsidiaries.
•	Recommended the consolidated financial statements of designated subsidiaries to their boards for approval.

The committee met regularly without management present and with each of the shareholders’ auditors, Chief Auditor, Chief Financial Officer, Chief Compliance Officer and General Counsel.

The committee is satisfied that it has fulfilled its mandate for the year ended October 31, 2022. You will find the mandate in the committee’s charter at www.bmo.com/corporategovernance.

Jan M. Babiak

Chair

Bank of Montreal Management Proxy Circular 2023	37

Governance and Nominating Committee

Develops governance principles and guidelines for BMO and the board. It identifies and recommends director candidates for election or appointment to the board, and reviews our director orientation and development program and board assessment process. It reviews the board mandate, committee charters and position descriptions annually to make sure that they meet or exceed all regulatory requirements and best practices. The committee also evaluates shareholder proposals submitted for the bank’s shareholder meetings.

100% independent

Members: Christine Edwards (chair), Jan Babiak, Sophie Brochu, Craig Broderick, George Cope and Lorraine Mitchelmore

2022 Highlights

Director assessments and board composition

•	Evaluated the composition, size, tenure, competencies, diversity and skills of the board, committees and committee members.
•	Carried out the annual board assessment including the board, committees, Chair of the Board, committee chairs and director effectiveness. Reviewed the results, monitored progress during the year and evaluated the effectiveness of the assessment process.
•	Oversaw the process used by the Chair of the Board and committee chairs for developing the annual objectives, which are used in the board assessment process.
•	Assessed the Directors Skills Matrix.
•	Reviewed the Board peer assessment process.
•	Performed the annual assessment of the expertise and experience of the Human Resources Committee.
•	Assessed the effectiveness of the bank’s strategy session.

Governance commitment

•	Reviewed BMO’s corporate governance practices to ensure compliance with applicable legal and regulatory requirements.
•	Reviewed significant changes in governance rules and regulations and considered the impact on BMO.
•	Assessed the independence, shareholdings and attendance of each director.
•	Reviewed our governance practices against emerging best practices, including board and shareholder engagement matters.
•	Evaluated shareholder proposals submitted for our annual meeting of shareholders.
•	Approved our corporate governance documents (including the board mandate, committee charters, position descriptions and the Board Approval/Oversight Guidelines and related policy).
•	Oversaw stakeholder engagement with directors and management.
•	Assessed the alignment of ESG-related reporting to the Board and Board Committees and recommended updates to the Board Mandate and Committee Charters.
•	Evaluated the workload and delegation of responsibilities and topics among the Board’s Committees.
•	Reviewed the use of Notice and Access to distribute the Annual Report, resulting in environmental and cost savings.
•	Reviewed the effectiveness of the bank’s first hybrid Annual Meeting of Shareholders.

Director development

•	Provided directors with access to BMO Sustainability Leaders podcast series and BMO produced learning modules of interest to Directors.
•	Developed a program of discrete and integrated board topics for 2022-2023 addressing digital assets, open banking, ESG / climatization and commercialization; communications and social impact; talent and culture; and financial technology disruption.
•	Reviewed conference attendance and other continuing education of Board members.

Subsidiary oversight

•	Reviewed BMO’s Legal Entity Report on subsidiary governance oversight with a focus on Bank of the West subsidiaries.
•	Reviewed the meeting minutes and agendas of the corporate governance committee of BMO Financial Corp., the bank’s U.S. holding company.

Succession planning and director compensation

•	Maintained an evergreen list of potential director candidates based on skills, attributes and diversity.
•	Considered potential director candidates based on the current skills, diversity and experience of the board, the knowledge, experience and attributes that a new director should possess to effectively oversee management’s business strategy, a candidate’s alignment with the bank’s Purpose, and the expanded diversity considerations consistent with the Bank Diversity Policy.
•	Conducted the annual review of director compensation and proposed changes to the annual fee retainer, Board and Committee Chair retainers, and minimum share ownership requirements.
•	Recommended to the Board an increase in Director compensation.
•	Oversaw a benchmarking of Director tenure at peer Canadian and US banks and recommended to the Board the approval of an amendment to the Director Tenure Policy requirements.
•	Simplified the Stock and Deferred Share Unit Plan for Non-Employee Directors.

The committee met regularly without management present.

The committee is satisfied that it has fulfilled its mandate for the year ended October 31, 2022. You will find the mandate in the committee’s charter at www.bmo.com/corporategovernance.

Christine A. Edwards

Chair

38	Bank of Montreal Management Proxy Circular 2023

Human Resources Committee

Oversees human resources strategies, including compensation, talent management, diversity, equity, inclusion, and employee health and well-being.

100% independent

Members: Lorraine Mitchelmore (chair), George Cope, Christine Edwards, Sophie Brochu, Eric La Flèche

2022 Highlights

Talent & succession planning

•	Successfully executed on the succession plan for the Chief Risk Officer and appointed the General Counsel to Group Head in recognition of the role’s expanded mandate.
•	Reviewed senior leadership succession and development plans, along with the bank’s approach to developing its leaders.
•	Recommended potential successors for the CEO, Group Heads and oversight function heads to the board for approval.
•	Reviewed diversity, equity and inclusion goals and strategies to support the bank’s Purpose, and oversaw progress against these goals.
•	Reviewed and discussed the effectiveness of BMO’s employee value proposition and progress in achieving BMO’s multi-year talent acquisition goals.
•	Participated in eight sessions of the Executive Meets Director program.

Winning culture

•	Reviewed and discussed the results of the bank’s employee surveys on engagement and well-being.
•	Reviewed and discussed management’s enterprise wellness strategy, ongoing response to the pandemic and new ways of working.
•	Reviewed the bank’s plans and actions to advance a high performing, winning culture.
•	Reviewed preparation plans for closing the Bank of the West acquisition, including communication and integration.

Compensation oversight & governance

•	Reviewed and approved updates to the bank’s Purpose and strategic objectives for the executive incentive plan to strengthen the tie to Purpose and the alignment of executive pay to the bank’s goal to be its clients’ lead partner in the transition to a net zero world.
•	Assessed the CEO’s performance against objectives and recommended approval of the assessment to the independent members of the board for approval.
•	Reviewed incentive compensation for top earning employees and executives.
•	Reviewed the CEO’s pay for performance, including relative performance compared with peers and total compensation as compared to that of other BMO employees, and determined that CEO pay is aligned with bank and individual performance as well as other program requirements, and recommended the CEO’s final fiscal 2022 variable pay awards to the independent members of the board for approval.
•	Reviewed the fiscal 2022 performance assessments for BMO’s most senior executives and its oversight function heads, and approved the assessments and their final 2022 variable pay awards.
•	Reviewed the performance and independence of the committee’s independent compensation advisor.
•	Met with shareholder advisors and institutional investors to discuss BMO’s compensation program and practices.

The committee met seven times and regularly without management present. We also met with our independent compensation advisor without management present.

The committee is satisfied that it has fulfilled its mandate for the year ended October 31, 2022. You will find the mandate in the committee’s charter at www.bmo.com/corporategovernance.

Lorraine Mitchelmore

Chair

Bank of Montreal Management Proxy Circular 2023	39

Risk Review Committee

Oversees the identification, assessment and management of risk (including environmental and social risk that includes risks arising from climate change), adherence to risk management corporate policies and compliance with risk-related regulatory requirements. It reviews the bank’s Risk Appetite Framework and the organizational structure, resources and effectiveness of the risk management function. The committee also reviews and, as applicable, approves our corporate risk management policies, reviews and/or ratifies transactions involving material risk and recommends to the board the limits and risk-taking authority to be delegated to the Chief Executive Officer.

100% independent

Members: Craig Broderick (chair), Stephen Dent, Dr. Martin Eichenbaum, David Harquail, Linda S. Huber and Lorraine Mitchelmore

2022 Highlights

Risk Appetite Framework and governance

•	Reviewed and recommended for approval by the board the risk appetite statement and key risk metrics.
•	Reviewed the proposed exposure limits, including periodic updates to certain metrics, to be delegated to the Chief Executive Officer and recommended approval to the board.
•	Approved the committee’s charter, orientation program for new committee members, Chief Risk Officer mandate, risk management function’s budget, resource plan and strategic priorities.
•	Reviewed, and jointly with the Human Resources Committee, recommended to the board the appointment of the Chief Risk Officer.
•	Reviewed the performance of the Chief Risk Officer.
•	Reviewed reports on findings and audit results from the Chief Auditor and associated action plans.
•	Engaged in discussions with management on the continued effectiveness and soundness of the bank’s risk culture.
•	Reviewed the status of compliance with Risk Data Aggregation and Risk Reporting and Basel Pillar I requirements.

Identification and management of risk

•	Engaged management in in-depth discussions at each committee meeting on risk management and risk strategies related to key businesses and products.
•	Reviewed and recommended for approval by the board the capital adequacy assessment and the enterprise economic capital limit and monitored the bank’s quarterly capital position.
•	Considered the results and implications of sector-specific and enterprise-wide stress tests.
•	Regularly assessed the bank’s credit, market, liquidity and funding risk positions against approved exposure limits.
•	Monitored the quality and performance of the credit portfolio, including watchlist and impaired loans, and the provisions and allowances for credit losses.
•	Reviewed and discussed reports on integration planning for the acquisition of Bank of the West, including due diligence summaries.
•	Reviewed and discussed emerging events and scenarios including, risks potentially arising as a result of climate change, higher rates and sustained high inflation, labor challenges, severe recession, Canadian house price correction, third-party service disruption, and cyber events.
•	Reviewed performance against key risk metrics and management action plans to remediate any metric that falls outside of the bank’s risk appetite.
•	Engaged in discussions with Management on the bank’s climate change strategy, sustainability disclosure and the embedding of climate change considerations across the risk management framework.

Adherence to risk management corporate policies

•	Discussed and approved risk-related corporate policies and applicable risk limits.
•	Reviewed exposures against policy limits/credit qualification and escalation statistics.
•	Discussed the bank’s Operational Resilience program, including the implementation plan, and reviewed and approved the Critical Business Products and Services.
•	Reviewed and approved the Environmental and Social (E&S) Risk Corporate Policy which sets out the foundation for integrating E&S risk considerations across the enterprise-wide Risk Management Framework including with regard to risk governance.

Compliance with regulatory requirements

•	Reviewed attestations from the Chief Risk Officer related to the bank’s risk culture and independence.
•	Periodically engaged with regulators in discussions on key risks in the bank.
•	Discussed regulatory communications and action plans with management.
•	Reviewed the bank’s corporate insurance program and approved certain insurance limits.
•	Reviewed and, where required, approved reports and presentations that were provided in satisfaction of regulatory requirements.

The committee met regularly without management present and with each of the Chief Risk Officer and CEO.

The committee is satisfied that it has fulfilled its mandate for the year ended October 31, 2022. You will find the mandate in the committee’s charter at www.bmo.com/corporategovernance.

Craig W. Broderick

Chair

40	Bank of Montreal Management Proxy Circular 2023

Driving our success

EXECUTIVE COMPENSATION

BMO’s success depends on the strength and performance of its people. Executive compensation — an important tool we use to reinforce our Purpose, drive the success of our people and ensure the long-term success of our business strategies — is a well-governed, disciplined process.

The executive compensation program ties our Purpose and strategic priorities to executive rewards and to the long-term growth and health of the organization. Bank results, compensation for executives, financial returns to shareholders and BMO’s commitment to pursuing growth responsibly and sustainably are all connected in a way that does not encourage or reward inappropriate risk-taking.

Compensation governance and oversight Effective structure and oversight and a disciplined process provide proper governance and sound decision-making	▶

> Our independent directors have human resources, risk management, corporate responsibility/sustainability and executive leadership experience

> Oversight structure supports a culture of prudent risk-taking

> The Human Resources Committee receives advice from an independent, external compensation advisor

> An independent third party reviews our material compensation plans

> Management oversight committees operate at the enterprise level, in the United States (U.S.) and in the United Kingdom (UK), and include control function leaders

Leading compensation practices Our compensation policies and practices align with the practices, standards and guidelines required by regulators and are informed by industry best practices	▶

> A significant portion of executive pay is equity-based

> Each executive must meet share ownership requirements

> Our compensation structure does not encourage or reward excessive risk-taking

> A significant portion of executive variable pay is deferred

> Environmental, Social and Governance (ESG) goals are embedded in our annual Purpose and strategic objectives, which account for 25% of variable pay funding for executives, as well as in individual goals for our executives

> Executive variable pay can be clawed back or forfeited

Strong link between pay and performance

Executive pay is tied to bank, operating group and individual performance and to our total shareholder return (TSR) compared with our peers, and is aligned with the bank’s strategy and four core compensation principles

	▶	> Attract and retain executive talent > Link compensation to bank performance > Encourage a long-term view to increase shareholder value > Align with prudent risk-taking

Bank of Montreal Management Proxy Circular 2023	41

Message from the Chair of the Human Resources Committee

At BMO, we are building a high-performance, digitally-enabled bank that’s ready for the future.

Our Purpose, to Boldly Grow the Good in business and life, inspires us all to aim higher and drive meaningful change for our customers, employees and communities. Our bold commitments for a thriving economy, a sustainable future, and an inclusive society, the pillars of our Purpose, are reflected in our active and direct responses to today’s most pressing challenges.

Consistent, strong performance is essential to achieving our Purpose. With that in mind, we aim to deliver top-tier total shareholder return and to achieve our annual financial goals by aligning our operations with, and executing on, our five strategic priorities.

This year the committee oversaw some updates to these priorities, including a greater focus on the bank’s role in leading our clients’ transition to a net zero world, highlighting climate as a top priority for the bank.

This letter relates how the bank performed in 2022 (financial performance, and performance against Purpose and strategic priorities) and the impact this had on executive pay.

But first, it reviews some of the committee’s work this year, including our focus on planning for the closing and integration of Bank of the West.

Lorraine Mitchelmore

Chair of the Human Resources Committee

Our Purpose: Boldly Grow the Good

in business and life

>	for a thriving economy
>	for a sustainable future
>	for an inclusive society

Our Purpose and strategic priorities for fiscal 2023

>	World-class loyalty and growth, powered by One Client leadership
>	Winning culture driven by alignment, empowerment and recognition
>	Digital First for speed, scale and elimination of complexity
>	Lead partner in our clients’ transition to a net zero world
>	Superior management of risk, capital and funding performance

Committee focus in 2022

The Human Resources Committee’s mandate is to oversee the bank’s human resources strategy. Our work in 2022 focused on three areas:

Talent – BMO’s success is grounded in the strength of its people. The committee reviewed senior leadership succession and development planning to ensure a strong and diverse talent pipeline for the bank, including completing the succession plan for the Chief Risk Officer (CRO), Patrick Cronin, who retired from his role on October 31, 2022, and welcoming Piyush Agrawal to the role of CRO. Piyush has served in several senior leader roles worldwide and is a seasoned risk executive with significant global financial services experience, including in credit and market risk, and expertise in ESG. It also approved the appointment of Sharon Haward-Laird, our General Counsel, to Group Head, after expanding her mandate to Executive Sponsor for three key initiatives: sustainability, the BMO for Women program and digital currency. Sharon has held a number of senior roles across the bank’s corporate functions and operating groups and brings strong business and legal experience, as well as an established track record of performance in delivering on BMO’s legal and regulatory compliance mandate.

Culture – The committee continued to support the bank’s evolution as a high performing, winning culture, its building of a diverse workforce and inclusive culture, and the bank’s work on expanding employee wellness programs and hybrid working arrangements. BMO’s announced acquisitions of Radicle Group Inc. and Bank of the West are also aligned with our strategic, financial and cultural objectives. The committee oversaw the bank’s planning activities for these acquisitions, along with BMO’s plans for growth of its North American business and the evolution of its client offerings, making sure we all understand and effectively manage the impacts of integration on employees and customers.

Compensation – BMO’s commitment to sustainability is embedded in its strategy and is fundamental to its Purpose. The committee reinforced ESG governance at the bank by approving updates to the

42	Bank of Montreal Management Proxy Circular 2023

Purpose and strategic objectives tied to the executive incentive plan, strengthening the alignment of executive pay to the bank’s goal to be its clients’ lead partner in the transition to a net zero world. We also reviewed the development and launch of more efficient digital HR solutions in 2022 to build on our existing employee value proposition, such as the introduction of new internet-based Cognitive Behavioural Therapy and an online tutoring program for employees’ school-aged dependents.

2022 performance

The committee assesses annual performance in three areas, all of which have an impact on what our executives earn. Performance against financial goals accounts for 75% of what our executives earn in variable pay, while performance against our Purpose and strategic objectives accounts for the other 25%; and performance on total shareholder return compared with our Canadian banking peers can increase or decrease variable pay by up to 20% (see page 54 for the peers considered).

This year, BMO continued to execute on its strategy to strengthen and grow our businesses with targeted investments in technology to drive efficiency, speed and scale, as well as talent to deliver an award-winning customer experience.

1. Financial performance

Financial results can fall within a range of variable pay outcomes, both above and below the goals set at the beginning of the year. The financial goals we set each year are based on our strategy, the economic environment, investor and analyst expectations, our medium-term financial objectives and BMO’s risk appetite.

In 2022, our goals took into consideration, among other things, macroeconomic uncertainty including supply chain disruptions and inflationary pressures, which have dampening effects on economic growth, and a return to more normal credit performance, as well as our strategy to invest in growth and digital first initiatives. Our goals underwent a rigorous review and challenge process, and were reviewed by the CEO, CFO and the Executive Committee several times throughout the process. Performance versus those 2022 goals benefitted from higher than anticipated interest rates and a continued benign credit environment.

This year, we outperformed our 2022 goals for adjusted(1)(3) return on equity and adjusted(1)(3) EPS growth, and met the goal set for adjusted(1)(2) efficiency ratio, net of insurance claims, commissions, and changes in policy benefit liabilities (CCPB). You can read more about these measures and BMO’s results on page 63.

	Reported(1)	Adjusted(1)(2)		Adjusted for compensation purposes(3)
			vs 2021 adjusted		vs goal
Return on equity	22.9%	15.2%	down 150 basis points	15.5%	above
Earnings per share	$19.99	$13.23	up 2%	up 7.7%	above
Efficiency ratio, net of CCPB	47.1%	55.8%	down 70 basis points	55.8%	met

(1)

For information about how BMO calculates return on equity, EPS and efficiency ratio, net of CCPB, and a definition of CCPB, see the definitions in the Glossary of Financial Terms starting on page 131 of BMO’s 2022 Annual Management’s Discussion and Analysis dated December 1, 2022 for the fiscal year ended October 31, 2022 (2022 Annual MD&A). These terms and definitions are incorporated by reference. The 2022 Annual MD&A is available on SEDAR at www.sedar.com and on BMO’s website at www.bmo.com/investorrelations. EPS growth is the percentage increase in EPS over the prior year.

(2)

Adjusted results and ratios, including measures calculated net of CCPB, in this table are non-GAAP amounts or ratios. Efficiency Ratio, net of CCPB, is a non-GAAP ratio on both a reported and adjusted basis. For a reconciliation of adjusted return on equity, adjusted earnings per share, efficiency ratio, net of CCPB, and adjusted efficiency ratio, net of CCPB, see Non-GAAP and Other Financial Measures starting on page 24 of the 2022 Annual MD&A. As detailed in the 2022 Annual MD&A, one of the adjusting items excluded in calculating adjusted return on equity, adjusted earnings per share and adjusted efficiency ratio net of CCPB was a legal provision of $846 million ($1,142 million pre-tax) related to a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank. These reconciliations are incorporated by reference.
(3)

Adjusted measures for return on equity and earnings per share for compensation purposes reflect adjusted measures as reported in the 2022 Annual MD&A and also exclude the provision for (or recovery of) credit losses on performing loans and the impact of equity issued related to the announced acquisition of Bank of the West. In fiscal 2022 the recovery of credit losses on performing loans was $139 million ($189 million pre-tax) and in fiscal 2021 the recovery of credit losses on performing loans was $371 million ($505 million pre-tax). In fiscal 2022, the equity issued related to the announced acquisition of Bank of the West increased the average number of diluted common shares outstanding by 16 million shares and increased average common equity by $2,301 million.

2. Performance against our fiscal 2022 Purpose and strategic objectives

In 2022, BMO made significant progress against its strategic priorities.

World-class client loyalty and growth: We continued to see strong customer loyalty across the bank, meeting our enterprise customer Net Promoter Score (NPS) targets and exceeding targets in some of our businesses. We also achieved the highest customer satisfaction ranking in retail banking advice by J.D. Power in its 2022 Canada Retail Banking Advice Satisfaction Study(1) and were ranked among American Banker’s top 50 financial institutions delivering the best humanized experience. We continued to support small and minority-owned businesses in Canada and the U.S., and exceeded our targets for procurement spending with diverse suppliers, including Indigenous suppliers. The bank exceeded its targets on BMO EMpowerTM, deploying over US $5.5 billion in just two years aimed at addressing key barriers faced by minority-owned businesses, communities and families in the U.S. At the same time, the bank conducted pre-integration activities for the acquisition of Bank of the West, with a strong focus on key stakeholders, ensuring the identification of and attempts to address the impacts it will have on customers, employees and the communities it serves. The announced acquisition will allow us to significantly grow our U.S. capabilities, giving us an active presence in new growth markets across 32 states, and solidify our position as a top-5 commercial bank in North America.

BMO also made progress in its ambition to be its clients’ lead partner in the transition to a net zero world. It announced the acquisition of Radicle Group Inc., one of Canada’s largest developers of carbon offsets and a market leader in environmental services, acted as a joint lead manager for the Government of Canada’s first Green Bond transaction, and was ranked as one of the most sustainable companies in North America on the Dow Jones Sustainability Indices, and as the most sustainable bank in North America by Corporate Knights.

(1)	For more information, refer to www.jdpower.com/business.

Bank of Montreal Management Proxy Circular 2023	43

Winning culture driven by alignment, empowerment and recognition: We achieved strong employee engagement index results, above the leading companies’ benchmark(2), with improved results across all areas, and reached a top-quartile culture ranking, placing us among the best financial institutions surveyed globally. In alignment with our 2025 Zero Barriers to inclusion strategy, we advanced on eight of nine diversity representation goals and achieved five of nine 2022 annual milestone goals, including our annual milestone for gender equity, and we also continued to develop an inclusive culture through training for all employees.

Digital first for speed, efficiency and scale: As part of the ongoing transformation to a digital first bank, we advanced our enterprise digital agenda and made targeted investments in innovative digital capabilities that accelerate the efficiency, productivity, sustainability and resilience of customer offerings across the businesses. We continued to provide innovative digital services to customers, for example, by introducing a real-time cash transfer system for immediate placement of certain trades, an enhanced online banking platform in Canada and a mobile banking tool to manage pre-approved credit card payments and subscriptions. BMO was recognized by Forrester as the overall leader in its Digital Experience Review™: Canadian Mobile Banking Apps in Q4 2022, earning the highest scores in six categories. BMO was ranked #1 overall in Insider Intelligence’s 2022 Canada Mobile Banking Emerging Features Benchmark. Internally, we advanced our digital capabilities for supporting our employees with new digital learning programs and career opportunities.

Simplify work and eliminate complexity: Improvement in BMO’s adjusted efficiency ratio, net of CCPB, in fiscal 2022 was ranked first compared with our Canadian peers, supported by the introduction of several initiatives improving the productivity of our businesses, including tools that offered a better and faster customer experience, streamlined and reduced manual work, and automated risk management. We also continued to optimize our corporate real estate footprint by implementing programs that allow new ways of working and support greater workforce flexibility.

Superior management of risk and capital performance: BMO has maintained key risk metrics within acceptable tolerances during the year, as well as low levels of credit losses compared with the average of its peers. It also managed capital effectively, enabling organic balance sheet growth while building strong capital levels in advance of the announced acquisition of the Bank of the West. In response to heightened cyber, fraud and physical security requirements we invested in our Financial Crimes Unit and technological infrastructure, focusing on enhancing detection and response capabilities, improving identity and access management, and building resilience against virtual and physical attacks.

ESG and compensation

At BMO, ESG is integrated into executive compensation design. Variable pay awards are tied to the fulfilment of Purpose and strategic objectives, which include ESG. ESG is also included in the annual individual goals for executives, capturing opportunities and managing risks in areas such as sustainable finance, climate change, and diversity, equity and inclusion. This approach is central to delivering on BMO’s strategy, Purpose and bold commitments for a thriving economy, a sustainable future and an inclusive society.

You can learn more about the connection between ESG and BMO’s strategy on page 11 of our 2022 Sustainability Report.

These are just a few examples of BMO’s progress against its strategy this year. See pages 64 and 65 for a list of accomplishments against the Purpose and strategic objectives the committee assessed when determining executive compensation. You can also read more about our approach to sustainability in our 2022 Sustainability Report, and about our climate strategy and outcomes in our 2022 Climate Report, which is aligned with the Task Force on Climate-related Financial Disclosures (TCFD).

(2)	Source: BMO Ambition 2025 Winning Culture Checkup | Qualtrics, 2022.

44	Bank of Montreal Management Proxy Circular 2023

3. Relative performance

We use BMO’s three-year TSR to modify variable pay funding for executives, to support our goal of delivering sustained, top-tier shareholder performance compared with our Canadian banking peers. For compensation purposes, our three-year average annual TSR was 14.2%, ranking BMO second among its Canadian banking peers (up from fourth in 2021), resulting in a 10% increase in the calculated multiplier, rewarding our executives for the medium-term, top-tier TSR performance achieved.

*All	returns represent total returns.

(1)

The average annual total shareholder return (TSR) is calculated using the closing share price on October 31, 2022 and assuming reinvestment of dividends paid during the period. The Canadian peer group comprises the five other largest Canadian banks; BNS, CIBC, NA, RBC, and TD.

(2)

For compensation purposes, we calculated three-year TSR using the average share prices for the three months ended October 31, 2019 and October 31, 2022 (rather than the closing share prices) to reduce the impact of short-term volatility.

2022 compensation results

The bank delivered strong financial performance in 2022, exceeding its goals for adjusted return on equity and adjusted EPS growth, and meeting the goal set for adjusted efficiency ratio, net of CCPB. It also met its 2022 goals related to Purpose and strategic objectives. BMO’s relative performance, assessed as three-year average annual total shareholder return, was 14.2%, moving the bank to second among its Canadian banking peers (up from fourth in 2021), resulting in a 10% increase in the calculated multiplier.

Based on these results, variable pay funding for our executives was calculated at 124%. Management recommended and the committee agreed, however, to reduce the calculated multipliers for total bank and operating groups by 3 percentage points. This adjustment accounted for secondary considerations (see page 57), primarily related to relative performance in certain areas of our fiscal 2022 financial goals. This led to total bank executive variable pay funding of 121%. You can read more about how we calculated the 2022 multiplier starting on page 62.

The majority of the variable pay executives were awarded is deferred and will be adjusted again for performance before it pays out, based on the performance of BMO’s share price over time as well as on BMO’s performance against its three-year average adjusted ROE goals.

2022 named executives (NEOs)

•	Darryl White, Chief Executive Officer
•	Tayfun Tuzun, Chief Financial Officer
•	Dan Barclay, Chief Executive Officer & Group Head, BMO Capital Markets
•	Cameron Fowler, Chief Strategy and Operations Officer
•	David R. Casper, U.S. Chief Executive Officer, BMO Financial Group, Chair and Chief Executive Officer, BMO Harris Bank N.A. and Group Head, North American Commercial Banking

2022 CEO compensation

In 2022, BMO’s financial results and the progress made against its Purpose and strategy were the direct result of Darryl White’s leadership and the strength of the team he has built. The board recognized this in his 2022 compensation.

Darryl White’s 2022 total compensation target was $10.5 million, made up of $1 million in base salary and a variable pay target of

$9.5 million. The committee recommended that Darryl’s variable pay be awarded at 121% of his target, which included a discretionary reduction of 3 percentage points of his variable pay to account for secondary considerations (see above), based on management’s recommendation. This resulted in total direct compensation for 2022 of $12.495 million ($1 million in base salary and $11.495 million in variable pay).

Bank of Montreal Management Proxy Circular 2023	45

Compensation linked to ongoing bank performance

As noted above, the majority of variable pay for BMO executives is adjusted for performance twice: when it is awarded, and again before it vests and pays out.

92% of the pay granted to Darryl White this year is variable, which was adjusted based on fiscal year performance. Of this, only 29% was paid in cash, while 71% was allocated to stock options and performance share units (PSUs), which prior to vesting and paying out are adjusted multiple times based on a financial performance metric. These final performance payouts move up or down based on the performance of BMO’s common share price over time. The final amount ultimately vested and paid out for PSUs is adjusted again based on BMO’s performance against its three-year average adjusted ROE goals.

The graph below illustrates how Darryl White’s variable pay is aligned with performance when it is granted and again before it vests and pays out. See page 52 for information about how variable pay awards work.

Constructive feedback from shareholders

The committee communicates regularly with shareholders, industry groups and other stakeholders. This year we received positive feedback from investors and shareholder advisory groups about BMO’s compensation program and practices, and our approach to ESG and climate change. We always welcome your feedback and continue to look for ways to incorporate it into our programs.

On behalf of the committee, I am pleased to report that shareholders voted over 94.5% for our approach to executive compensation at last year’s annual meeting.

Focus for 2023

In 2023, BMO takes the next step in its growth strategy, completing its integration of Bank of the West. BMO and Bank of the West share a commitment to employees, consumers, small business, underserved communities and the environment. The committee will focus on overseeing a successful transition, helping the bank deliver on its Purpose, while continuing to build a winning culture and world-class client loyalty.

I welcome your feedback on the committee’s activities and decisions this year and thank you for your confidence.

Sincerely,

Lorraine Mitchelmore

Chair of the Human Resources Committee

46	Bank of Montreal Management Proxy Circular 2023

Compensation Governance and Oversight

The Human Resources Committee oversees and approves the bank’s human resources strategies, including health and well-being, talent management and compensation, and plays an important role in corporate governance. See page 39 for information about the committee and its activities this year.

Five independent directors serve on the committee, and the average committee tenure is 6.6 years. All of the committee members meet the NYSE requirements for compensation committee independence, which were established in 2013.

Human Resources Committee (see pages 9 to 15 for biographies)	Committee member since

Lorraine Mitchelmore (Committee chair since 2020)	2016

Sophie Brochu	2021

George A. Cope	2010

Christine Edwards (also a member 2011-2014)	2015

Eric R. La Flèche	2019

Qualified directors

To ensure the committee has the expertise it needs to carry out its mandate, its members are required to have a thorough understanding of the issues relating to human resources and compensation (or to acquire that understanding within a reasonable period of time after being appointed).

The Governance and Nominating Committee looks at the mix of skills and experience of the directors on the Human Resources Committee every year to make sure it remains appropriate.

The table below outlines the experience of the current members of the Human Resources Committee. All members have risk management and environmental, social or governance experience, have gained experience in human resources and compensation by serving as chief executive officer (or equivalent) of a major organization, and have served on the compensation committees of other public companies.

Number of committee members with specific experience or expertise

Human resources experience Experience with compensation, pension and benefit programs (in particular, executive compensation programs)	5 of 5

Risk management experience Knowledge of and experience with internal risk controls, risk assessments and reporting	5 of 5

Environmental, social or governance experience Understanding and experience with corporate responsibility practices and the components of sustainable development practices	5 of 5

Accounting and finance experience

Knowledge of and experience with financial accounting and reporting and corporate finance, and familiarity with internal financial/accounting controls, Canadian or U.S. GAAP and/or IFRS

5 of 5

Executive leadership experience Experience as a senior executive/officer of a publicly listed company or major organization	5 of 5

Supporting a culture of prudent and measured risk-taking

One of BMO’s strategic priorities is superior management of risk, capital and funding performance, and this priority carries through to the bank’s executive compensation program.

The members of the Human Resources Committee are chosen in part for their knowledge of risk management, and one of the current members also serves on the Risk Review Committee.

BMO’s leading practices strengthen the alignment of compensation with our Purpose, strategic priorities and performance, all within a culture of prudent risk-taking and responsible and sustainable growth. These practices are built into all aspects of the compensation program: plan design, review and approval of variable pay funding, determination of individual awards, and clawback and forfeiture policies. You can read more about these on page 61.

You can read more about the directors in the profiles starting on page 9, and the committee and its activities in 2022 on page 39.

Read more about how the bank’s compensation policies and practices support a sound risk culture aligned with prudent risk-taking starting on page 59.

Committee members are also BMO shareholders

All of the committee members exceed the bank’s share ownership requirements for directors (see page 34).

Bank of Montreal Management Proxy Circular 2023	47

Effective oversight

The board understands its role in contributing to the soundness and stability of the financial markets in which BMO operates, and the need to balance BMO’s financial success with its commitments to communities, employees, customers, the environment and other stakeholders.

The committee has a formal process for overseeing BMO’s compensation policies and practices to make sure they support the bank’s Purpose and strategic priorities, while managing current and future compensation risk (see page 51).

Subsidiary governance

BMO ensures a strong connection between overall enterprise and subsidiary governance. For example, the chair of the Human Resources Committee holds joint meetings with BMO Financial Corp.’s (U.S.) Human Resources Committee chair, which helps both organizations perform better. See page 21 for more about subsidiary governance.

In addition to working with management and the bank’s oversight committees (see below), the committee works with an external compensation advisor every year to get an independent view of best practices, BMO’s executive compensation program and compensation decisions. The committee takes into consideration the information and recommendations the advisor provides, but also considers other factors, and is ultimately responsible for its own decisions.

Board

Approves the bank’s strategic plans, including key initiatives, opportunities, risk, competitive position, financial projections and other key performance indicators for each operating group. Gives the final approval on compensation decisions for the CEO.

▲
Independent compensation advisor Provides an annual independent view of global trends, best practices, BMO’s executive compensation program and compensation decisions.	▶	Human Resources Committee

Governs and oversees the bank’s material compensation plans on behalf of the board, assessing the alignment of pay with performance and that risk-taking is prudent, supporting the bank in achieving its goals and aligning with the interests of shareholders.

▲
Independent third party Conducts a review of BMO’s material compensation plans to ensure the compensation policies and decision-making processes are sound.	▶	Management oversight committees

Control function leaders are actively involved in reviewing compensation design and the annual compensation decision-making process, including assessing risk and other control function inputs. There are committees at the enterprise level, and in the U.S. and the UK.

About the management oversight committees

Management oversight committees are actively involved in reviewing variable pay design and the annual compensation decision-making process. They support the Human Resources Committee by:

•	Identifying the criteria for roles that can have a material impact on the bank’s risk profile
•	Providing additional oversight and scrutiny of the design and funding of BMO’s material compensation plans
•	Assessing risk and other control function inputs when recommending variable pay funding
•	Making recommendations for discretionary adjustments to variable pay awards as appropriate
•	Reviewing international regulatory requirements

See page 51 for more information about the role the management oversight committees play in the annual decision-making process.

Enterprise Compensation Oversight Committee

•	Established in 2011
•	Includes BMO’s Chief Risk Officer, Chief Financial Officer, General Counsel, Chief Compliance Officer and senior leaders from Human Resources, along with the Chief Auditor as an observer
•	Met four times in 2022

There are also management oversight committees in the U.S. and the UK to govern the variable pay design and compensation decision-making process in these jurisdictions.

48	Bank of Montreal Management Proxy Circular 2023

Independent advice

The committee has used Pay Governance LLC as its exclusive advisor on compensation issues since 2008. Pay Governance is an independent and unaffiliated executive compensation advisory firm and does not do any work for management.

The committee assesses the performance of Pay Governance every year. In 2022, the committee was satisfied with the following committee-related work the advisor provided:

•	Assessed the level of difficulty of the annual plan goals used for variable pay funding against internal and external perspectives
•	Provided independent review and advice on the bank’s material compensation plans, including the executive and BMO Capital Markets plans, CEO compensation and the CEO’s compensation recommendations for senior executives and oversight function heads
•	Reviewed the management proxy circular
•	Regularly participated in Human Resources Committee meetings, including time with individual members

	Billed in 2022		Billed in 2021

Executive compensation-related fees	US$	173,674	US$	178,356

All other fees		$0		$0

To make sure its compensation advisor is independent from the bank, the committee:

•	Reviews the advisor’s independence every year
•	Sets the advisor’s mandate and fees
•	Requires the advisor to obtain written approval from the committee chair if the advisor is called upon to provide services to management
•	Does not approve work that, in the committee’s view, could compromise the advisor’s independence
•	Discloses in the management proxy circular all work done by, and fees paid to, the advisor

Sound policies and practices

The committee is satisfied that:

•	BMO’s compensation policies and practices effectively align executive compensation with our Purpose, strategic priorities and performance
•	BMO’s compensation policies and practices do not encourage any executive or employee to take excessive risks
•	No risks have been identified in the bank’s compensation policies and practices that are reasonably likely to have a material adverse effect on the bank

The committee also reviews the advisor’s independence against the U.S. SEC’s six requirements for independence, and confirmed in 2022 that the advisor:

•	Does not provide other services to BMO
•	Has effective policies and procedures to prevent conflicts of interest
•	Has no business or personal relationships with a committee member
•	Has no business or personal relationships with an executive officer of BMO
•	Does not own BMO shares
•	Bills fees to BMO that are within an acceptable range, and make up only a small percentage of its total revenue

Additional third-party reviews

An independent third party also carries out periodic reviews of the bank’s material compensation plans to confirm the soundness of BMO’s compensation policies and their alignment with regulatory requirements and guidelines.

In 2022, Global Governance Advisors (GGA) reviewed four of BMO’s material compensation plans and reported that BMO continues to align with the Financial Stability Board’s (FSB) Principles and requirements from the Office of the Superintendent of Financial Institutions (OSFI), the U.S. Federal Reserve and the UK Financial Conduct Authority. GGA’s review included:

•	Assessing variable pay design
•	Assessing plan changes against regulatory requirements, including alignment to the 5th edition of the Capital Requirements Directive (CRD V)
•	Performing stress testing and back testing, payout curve analysis, extensive scenario analysis and an assessment of whether the plans encourage excessive risk-taking

The committee’s oversight process involves management and three oversight committees and includes independent advice from third parties, all contributing to proper and effective oversight.

BMO’s compensation policies and practices are also aligned with the practices, standards and guidelines required by regulators and informed by industry best practices:

•	Principles for Sound Compensation Practices, issued by the FSB
•	OSFI’s practices, standards and guidelines
•	Guidance on Sound Incentive Compensation Policies, jointly issued by U.S. banking agencies
•	International regulations and guidelines for financial institution compensation policies and practices in the other jurisdictions where we work, including China, Hong Kong, Ireland, the Netherlands, Singapore and the UK

Bank of Montreal Management Proxy Circular 2023	49

BMO’s Approach to Executive Compensation

The board believes that BMO’s success depends on the performance of its people. Executive compensation — an important tool the committee uses to reinforce our Purpose, drive the success of our people and ensure our long-term success — is a well-governed, disciplined process.

Executive compensation at BMO is based on four core principles

The committee has approved the structure of BMO’s executive compensation program and policies to support the bank’s Purpose and strategic priorities, and give executives a significant personal stake in the long-term growth and health of the organization. Bank results, compensation for executives, financial returns to shareholders and BMO’s commitment to pursuing growth responsibly and sustainably are all connected in a way that does not encourage or reward inappropriate risk-taking.

Executives earn more when results are above our performance goals, and less when they are below. This is accomplished by aligning variable pay awards and their payouts to performance against bank, operating group and individual performance goals that support the achievement of our Purpose and strategic priorities. The committee also considers other financial factors, such as BMO’s relative performance and the quality of its earnings, to assess performance and confirm that awards and payouts align with the principles of sound governance and prudent risk management.

Attract and retain executive talent (see page 52)	Link compensation to bank performance (see page 55)	Encourage a long- term view to increase shareholder value (see page 58)	Align with prudent risk-taking (see page 59)

Compensation helps attract and retain talented people and motivates them to excel and achieve objectives	Executive compensation design and implementation must align with BMO’s Purpose and strategic priorities, and link to both bank and operating group performance	A significant portion of variable pay for each executive is equity-based There are share ownership requirements for each executive

Compensation structure does not encourage excessive risk-taking and rewards appropriate use of capital

Each executive’s variable pay can be clawed back or forfeited, and a significant portion is deferred

Executive compensation and ESG

Embedded in our strategy, and fundamental to the bank’s Purpose, sustainability is integrated into BMO’s executive compensation design. 25% of executive variable pay funding is tied to the achievement of our Purpose and strategic objectives, which are non-financial goals. Each year, we include ESG in our Purpose and strategic objectives, as well as in the individual goals for our executives, to capture opportunities and manage risks in areas such as sustainable finance, climate change, and diversity, equity and inclusion. This approach is central to delivering on our strategy, Purpose and bold commitments for a thriving economy, a sustainable future and an inclusive society. Turn to page 64 to read about our strategic results for 2022 and their link to ESG.

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Annual decision-making process

Each year, the committee undertakes a formal six-step process to ensure that the governance of its compensation policies and decision- making process is sound.

1. Review corporate strategy

The board reviews and approves the bank’s strategic plans, including key initiatives, opportunities and risks (which include ESG considerations), risk appetite framework, competitive position, financial projections and other key performance indicators for each operating group. The board works with management to develop a deeper understanding of the year’s priorities and how they relate to the overall strategic plan and discusses the alignment of the priorities with management.

2. Set performance goals and Purpose and strategic objectives for the variable pay plans to align with strategy

The CEO and management recommend the business performance measures, performance goals and weightings for each operating group, as well as Purpose and strategic objectives. These goals and objectives support the bank’s overall priorities and commitment to pursuing growth sustainably and responsibly, are aligned with the bank’s risk appetite and drive variable pay funding. Performance goals and Purpose and strategic objectives are reviewed by the management oversight committees and control functions before they are recommended to the committee for approval.

3. Review variable pay plan changes and set target variable pay levels for executives

The committee reviews changes to variable pay plan designs and approves the target variable pay for senior executives and oversight function heads. It also approves individual performance goals - including goals directly linked to achieving our Purpose - for the CEO and recommends the CEO’s target variable pay to the board.

4. Review and approve business performance factors used to adjust variable pay

Finance determines the business results and calculates the:

•  Performance factor for the achievement of financial goals

•  Relative performance modifier

•  Performance factor used to adjust the payout of PSUs when they vest

Management reviews performance against Purpose and strategic objectives and recommends the performance factor to the committee.

Management and the management oversight committees work together to:

•  Consider risk implications when assessing the business performance factor and relative performance modifier used to calculate variable pay

•  Recommend adjustments or holdbacks to reflect risk, compliance, conduct or other factors when necessary, including behaviour aligned with our commitment to our community, our employees, our customers, the environment and other stakeholders

•  Perform an annual review of business events that have exceeded predefined risk and compliance thresholds at both the U.S. and enterprise levels, and may recommend modifications to variable pay funding or individual variable pay awards to the committee

Management and the management oversight committees review and recommend to the CEO variable pay funding for executives. The CEO then presents his recommendations to the committee for approval.

The committee also has the discretion to modify calculated variable pay funding, awards or payouts based on its review and on the management oversight committees’ assessment of other financial and non-financial considerations not explicitly included in the business performance factor (see page 57).

5. Assess individual performance and award variable pay to senior executives and oversight function heads

The committee:

•  Determines the business performance factor and reviews the calculated result at the end of the year

•  Reviews secondary considerations at the bank and operating group levels, including any reportable control deficiencies in risk, compliance, conduct or audit, to determine if discretion should be applied to variable pay funding or to the variable pay awards calculated for executives

•  Assesses individual performance against the personal goals set for the CEO, senior executives and oversight function heads at the beginning of the year

•  Recommends the CEO’s final variable pay award to the board

•  Approves variable pay awards for senior executives and oversight function heads, and reviews variable pay awards for other top earners across the bank

6. Ongoing risk review (see page 59)

Various activities help make sure risk considerations are included in the compensation decision-making process and support the work of the committee:

•  The Risk Review Committee:

•  Regularly assesses the bank’s key risk positions, risk appetite statement and approved exposure limits

•  Receives quarterly presentations about the bank’s risk management processes

•  One member of the Risk Review Committee is also a member of the Human Resources Committee, which leverages that participation to help inform compensation decisions.

•  The management oversight committees review the criteria for identifying material compensation plans and material risk events at the regional, enterprise and operating group level and by line of business. Material risk events, such as financial losses and violations of law or standards of conduct or risk management controls, can affect variable pay awards or payouts. These reviews consider the effects on variable pay funding or individual variable pay awards and whether additional adjustments are required.

Bank of Montreal Management Proxy Circular 2023	51

PRINCIPLE: Attract and retain executive talent

Compensation helps attract and retain talented people and motivates them to excel and achieve objectives

BMO’s executive compensation program is designed to be competitive with the market in order to attract and retain the top talent needed to execute the bank’s strategy. The program includes a combination of total direct compensation and benefits.

TOTAL DIRECT COMPENSATION				BENEFITS

FIXED PAY	VARIABLE PAY

BMO also offers eligible employees market competitive benefits and retirement savings, Employee Share Ownership Programs (Canada, UK, and Ireland) or Employee Share Purchase Plans (U.S.) and, for executives, an annual taxable cash allowance to support their business development activities as ambassadors of the bank.

Salary	Short-term incentive	Mid-term incentive	Long-term incentive

The base level of pay given for carrying out day-to-day responsibilities based on each executive’s level of responsibility, skills, experience and market competitiveness.

Paid as a fixed amount of cash.

All variable pay awards are adjusted up or down according to the achievement of financial goals and Purpose and strategic objectives tied to our strategy.

The amount allocated to short-term, mid-term and long-term incentives for each executive is set as a fixed percentage of total variable pay based on job level. For more information about the mix for the CEO and other senior executives, please see page 58. The committee does not consider the mid-term and long-term incentives the executive currently holds when determining new awards.

The following tables detail each element of BMO’s variable pay program.

Variable pay: short-term, mid-term and long-term incentives

Short-term incentive

Performance-based incentive that motivates performance against annual goals that are tied to BMO’s strategy.

Who participates	• All executives.

Type of award

•  Cash bonus, paid after fiscal year-end results are finalized, usually in December. Target awards are adjusted up or down based on bank and operating group performance for the fiscal year (see page 56).

Payout

•  Can be fully or partially reduced or clawed back (see page 61 for details).

•  Before the start of the fiscal year, participants can elect to defer their bonus into deferred share units (see page 53). This decision is irreversible.

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Mid-term incentive

Performance-based incentives that are deferred, equity-based and designed to motivate the creation of sustainable shareholder value over a three-year term. Mid-term incentives are adjusted for performance at grant and again at vesting and payout.

	Performance share units (PSUs)	Restricted share units (RSUs)

Who participates	• Senior executives.	• Bank executives below the senior executive level.

Type of award

•  Phantom share units directly linked to the price of BMO common shares.

•  Target awards are adjusted up or down based on bank and operating group performance in the fiscal year they are awarded (see page 56).

•  PSUs are granted using a 20-trading day volume-weighted average price of BMO common shares on the TSX prior to the grant date.

•  Phantom share units directly linked to the price of BMO common shares.

•  Target awards are adjusted up or down based on bank and operating group performance in the fiscal year they are awarded (see page 56).

•  RSUs are granted using a 20-trading day volume-weighted average price of BMO common shares on the TSX prior to the grant date.

Vesting and payout

•  Vesting is at the end of a three-year term. Units earn dividend equivalents that are reinvested as additional units.

•  The final payout depends on our future performance: it is adjusted up or down (up to +/-20%) based on the bank’s average adjusted(1) return on equity (ROE) over the three-year term.

•  The payout is calculated by multiplying the units that vest by a 20-day volume-weighted average closing price of BMO common shares on the TSX at vesting.

•  All units can be forfeited or clawed back (see page 61 for details).

•  Vesting is at the end of a three-year term. Units earn dividend equivalents that are reinvested as additional units.

•  The payout is calculated by multiplying the units that vest by a 20-day volume-weighted average closing price of BMO common shares on the TSX at vesting.

•  All units can be forfeited or clawed back (see page 61 for details).

(1)

Adjusted ROE is calculated as adjusted net income, less preferred dividends and distributions on other equity instruments, as a percentage of average common shareholders’ equity. Adjusted results and measures are non-GAAP amounts or ratios as discussed on page 43 of this circular, and in Non-GAAP and Other Financial Measures on page 24 of our 2022 Annual MD&A. Adjusted results and measures for compensation purposes also exclude the provision for (or recovery of) credit losses on performing loans and the impact of equity issued related to the announced acquisition of Bank of the West. The 2022 Annual MD&A is available on SEDAR at www.sedar.com and on our website at www.bmo.com/investorrelations.

Long-term incentive

Performance-based incentives that are deferred, equity-based and designed to motivate the creation of sustainable shareholder value over a 10-year term or longer. Long-term incentives are adjusted for performance at grant and again at vesting and payout.

	Stock options	Deferred share units (DSUs)

Who participates	• Senior Vice-Presidents and above.	• All bank executives.

Type of award

•  Options give executives the right to buy BMO common shares at some future date, at a set price (the exercise price).

•  Target awards are adjusted up or down based on bank and operating group performance in the fiscal year they are awarded (see page 56).

•  Options are granted based on the closing price of BMO’s common shares on the TSX on the day before the date of the grant and their fair value factor.

•  Executives may voluntarily elect to defer all or a portion of their short-term incentive into phantom share units directly linked to the price of BMO common shares.

•  Units earn dividend equivalents that are credited as additional units.

Vesting and payout

•  Options vest in equal tranches of 50% on the third and fourth anniversaries of the award, and expire at the end of 10 years.

•  The payout of an option is based on the difference between its exercise price and the market price of BMO common shares on the TSX on the day the option is exercised.

•  All options can be forfeited or clawed back (see page 61 for details).

•  Units vest immediately, but pay out only after the executive’s employment with BMO ends.

•  The payout is calculated by multiplying the number of units awarded, plus any dividend equivalents earned, by the market price of BMO shares on the TSX at redemption.

•  All units can be forfeited or clawed back (see page 61 for details).

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Competitive with our peers

The committee assesses the competitiveness of BMO’s compensation program by comparing it to a Canadian peer group of the largest Canadian banks and insurance companies for Canada-based executives, and to a U.S. peer group of regional mid-sized banks for U.S.-based executives. It also uses general industry surveys of non-industry specific roles to benchmark competitive pay more broadly.

The primary peer group for Canadian executives is also used to measure BMO’s relative performance for variable pay.

For the CEO, the committee reviews the largest Canadian banks as the primary peer group. For secondary information, the committee also considers the compensation practices of Canada-based insurance companies, companies listed on the S&P/TSX 60 with similar market capitalization, the primary peer group used for U.S. executives, and the ratio of CEO pay to that of other employees of the bank and to the Canadian median family income, as well as other factors.

When setting the level and mix of compensation for executive roles, the committee reviews market data for comparable positions within the primary group, taking into account the relative performance and size of each institution, and the strategic importance of the role under review. The target compensation level for individual executives also reflects the executive’s experience, sustained performance in the role and future potential. The percentage of variable pay allocated to deferred compensation is determined by the executive’s job level.

The committee and its independent advisor reviewed the comparable companies and roles used to benchmark target compensation and compensation mix for the CEO and senior executives, and concluded they were appropriate.

54	Bank of Montreal Management Proxy Circular 2023

PRINCIPLE: Link compensation to bank performance

Executive compensation design and implementation must align with BMO’s Purpose and strategic priorities, and link to both bank and operating group performance

A substantial portion of executive compensation is variable pay in the form of short-term, mid-term and long-term incentives. The amount allocated to each incentive is fixed as a percentage of total variable pay depending on the executive’s level.

Adjusted for performance when awarded and on vesting and payout

All variable pay – short-term incentives and mid-term and long-term incentives – is awarded based on achieving bank, operating group and individual performance goals.

Mid-term and long-term incentives are also adjusted for performance when they vest and pay out:

•	The final payout is tied to BMO’s common share price at payout
•	PSUs are further adjusted for performance prior to payout – at vesting the payout is adjusted up or down (up to +/-20%) based on the bank’s average adjusted return on equity (ROE) over the three-year term.

Variable pay for executives is funded based on performance against annual financial goals as well as objectives tied directly to our Purpose and strategic priorities. These measures are described below.

Turn to page 62 to see the full 2022 scorecard and results, and the impact that performance had on 2022 compensation.

Financial goals (75%)

Building financial strength and shareholder value

We assess bank and operating group performance against challenging financial goals that can be accomplished within the bank’s risk appetite and its compliance and ethics requirements.

Purpose and strategic objectives (25%)

Reinforcing and driving Purpose and strategy

We assess total bank performance against annual objectives that are tied directly to the bank’s Purpose and strategic priorities.

Our 2022 performance measures(1)		2022 strategic priorities	Purpose

Return on equity	> Key measure of overall profitability	> World-class client loyalty and growth	Boldlygrow the good in business and life

Earnings per share growth (EPS)	> Key measure for analyzing earnings growth	> Winning culture driven by alignment, empowerment and recognition	> for a thriving economy > for a sustainable future > for an inclusive society

Efficiency ratio	> Key measure of how well we are managing expenses	> Digital first for speed, efficiency and scale
Total shareholder return (TSR)	> Key measure of shareholder value	> Simplify work and eliminate complexity
> Superior management of risk and capital performance

(1) Measures are non-GAAP, as discussed on page 43 of this circular and on page 24 of our 2022 Annual Report.		See pages 64 and 65 for a list of our 2022 Purpose and strategic objectives and accomplishments, and their link to ESG.

Individual performance

We assess performance against individual goals that cascade down from the bank’s strategic priorities, including ESG goals that support our commitment to pursuing growth responsibly and sustainably:

•	Quantitative objectives, such as revenue growth net of CCPB, efficiency, return on equity, net income growth, customer loyalty/experience scores, employee engagement and employee diversity objectives
•	Qualitative objectives, such as the executive’s contribution to the organization through leadership, demonstrated commitment to teamwork, innovation, sound governance practices and behaviour aligned with our commitment to our community, employees, customers, the environment and other stakeholders

Executives can use their discretion to increase, decrease or eliminate the variable pay awarded to individuals reporting to them, as long as it does not exceed the total variable pay funding calculated for the group. The committee may do the same for senior executives and oversight function heads, and only the board has the discretion to modify or eliminate variable pay for the CEO.

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How variable pay funding is calculated

Variable pay funding for our executives is adjusted up or down based on our performance against annual financial goals and our Purpose and strategic objectives. The variable pay awarded cannot exceed the total variable pay funding approved by the committee.

We calculate the variable pay funding for executives by assessing performance against challenging financial goals that can be achieved within the bank’s risk appetite and its compliance and ethics requirements. BMO’s medium-term financial goals establish a range of expected performance over time.

The bank develops its annual business plan with these financial goals in mind, as well as company-specific factors relevant to the particular year. Annual financial goals are then set, with a range of variable pay outcomes above and below the goal. These annual goals are challenging, in keeping with our philosophy of setting a high bar.

We also assess performance against annual Purpose and strategic objectives, which include ESG and are tied directly to our strategy, culture and Purpose as a bank.

Target variable pay funding The sum of all executive short-, mid- and long-term incentive targets	x [	Financial goals (75%) Absolute performance against challenging financial goals tied to the bank’s annual performance goals	+	Purpose and Strategic objectives (25%) Performance against annual objectives that are tied to our Purpose and strategy	] x	Relative performance modifier (+/-20%) Three-year TSR compared with our Canadian bank peers	=	Performance-adjusted variable pay funding

Financial measures – total bank (a)

•  Adjusted return on equity – 25%

•  Adjusted EPS growth(b) – 25%

•  Adjusted efficiency ratio – 25%

CEO and corporate executives: 100% total bank financial performance

Operating group executives: 50% total bank and 50% operating group financial performance

Strategic priorities

> World-class client loyalty and growth

> Winning culture driven by alignment, empowerment and recognition

> Digital first for speed, efficiency and scale

> Simplify work and eliminate complexity

> Superior management of risk and capital performance

Purpose Commitments

> Thriving economy

> Sustainable future

> Inclusive society

Canadian bank peers

•  The Bank of Nova Scotia

•  The Canadian Imperial Bank of Commerce

•  National Bank of Canada

•  Royal Bank of Canada

•  The Toronto-Dominion Bank

How we calculate three- year TSR

We use the average share prices for the three months ending October 31 at the beginning and end of each performance period (rather than the closing share prices on October 31), to reduce the impact of short-term volatility

(a)	Adjusted measures are non-GAAP, as discussed on page 43 of this circular and on page 24 of the 2022 Annual MD&A.
(b)	For operating group executives, net income growth of the operating unit (adjusted for compensation purposes) is used in place of EPS growth. It is weighted 25% for all operating groups.

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How the committee uses discretion

As part of the bank’s annual governance process, the committee can use its discretion in three ways:

1. Variable pay funding: To modify calculated variable pay funding up or down based on its assessment and information received from the management oversight committees.

2. Individual awards: To modify variable pay awards up or down for individual executives.

3. Payouts of mid-term and long-term incentives: To reduce the payout of mid-term and long-term incentives that are vesting, including PSUs, down to 0%.

The management oversight committees pro- vide information on four key factors to the Human Resources Committee for consideration when assessing performance and determining whether to exercise its discretion to adjust downward:

Performance – Poor financial performance, either absolute or relative, that is significant, sustained or not aligned with the overall risk appetite of the bank

Risk – Material failures are identified in the risk management controls of the bank, or inappropriate risk-taking has been found to occur

Compliance – Non-compliance with statutory, regulatory or supervisory standards that results in enforcement actions, litigation or financial restatement

Conduct – Misconduct, fraud or intentional misrepresentation of information used to determine compensation awards

See page 51 for more information about the Human Resources Committee’s compensation decision-making process.

(1) Adjusted measures are non-GAAP, as discussed on page 43 of this circular and on page 24 of the 2022 Annual MD&A.

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PRINCIPLE: Encourage a long-term view to increase shareholder value

A significant portion of variable pay for each executive is equity-based

There are share ownership requirements for each executive

A significant portion of variable pay is allocated to mid-term and long-term incentives, which are equity-based and deferred (see page 53). This approach, combined with executive share ownership requirements, focuses the executive team on executing business strategies, sustaining performance and growing shareholder value over the longer term.

This also encourages prudent risk-taking and retention because future payouts may be affected by an executive’s current decisions.

Emphasis on deferred compensation

Making a significant portion of executive pay variable and deferred ties compensation to longer-term performance.

The amount of variable pay deferred to mid-term and long-term incentives is based on the executive’s job level and reflects the executive’s ability to influence business results over the short-term (one year), mid-term (three years) and long-term (10 years).

The percentage of variable pay for the CEO, senior executives and Executive Vice-Presidents is significantly higher than for other executive roles because of their direct involvement in strategic decision-making and stewardship of the bank. These more senior executives also have a higher percentage of their variable pay deferred to mid-term and long-term incentives.

Mid-term incentives for the CEO and senior executives are awarded as performance share units (PSUs), which also have performance-based payouts at vesting. PSUs are tied to the performance of BMO’s common share price, and also to the performance of BMO’s average adjusted return on equity (see page 53). This reinforces the bank’s pay-for-performance philosophy.

(1)	Excludes Group Head, Capital Markets

FSB Principles recommend that the bank’s deferred compensation be:

•	At least 60% of total variable pay for senior executives
•	40% to 60% of total variable pay for each material risk-taker (roles that could have a material impact on the bank’s risk profile).

Deferred compensation makes up 71% of the CEO’s total variable pay target and 71% of the total variable pay target for senior executives, exceeding the FSB Principles.

Executives are required to have an equity stake

Executives are required to own equity in the bank and must meet the requirement within three years of being appointed to their position (five years for Vice-Presidents). Share ownership requirements vary by level, and bank common shares, performance share units, restricted share units and deferred share units can all be used to meet the requirement.

Share ownership requirement
CEO	8.0x salary – must hold for 2 years after taking on a new role, retirement or involuntary termination
Other named executive officers (1)	5.0x salary – must hold for 1 year after taking on a new role, retirement or involuntary termination

(1)	Group Head, Capital Markets: 1x target total direct compensation.

Share ownership for all executives is assessed annually. The CEO and other named executives currently exceed their requirements (see the profiles of the named executives beginning on page 67 for details about their holdings).

58	Bank of Montreal Management Proxy Circular 2023

PRINCIPLE: Align with prudent and measured risk-taking

Compensation structure does not encourage excessive risk-taking and rewards appropriate use of capital

Each executive’s variable pay can be clawed back or forfeited, and a significant portion is deferred

As a diversified financial services company, BMO is exposed to a variety of risks that are inherent in carrying out its business activities. Taking an integrated and disciplined approach to risk management is key to developing a strong risk culture and ensuring the success of the bank’s operations.

BMO’s enterprise-wide risk management framework is designed to allow for prudent, measured and sustainable risk-taking in every aspect of its planning process and day-to-day business activities. Risk governance is critical to the framework, and includes a Risk Appetite Framework, risk policies and committees, all of which help to embed a sound risk culture, manage risk and guide employee behaviour and actions toward sound decision-making. You can read more about risk management at BMO in the 2022 Annual Report beginning on page 73.

The Risk Appetite Framework, a key element of risk governance, is used to define the amount of risk that the bank is willing to assume given its guiding principles, thereby supporting the pursuit of sound business initiatives, appropriate returns and targeted growth.

Management develops the Risk Appetite Framework to account for a variety of risks at the enterprise and operating group level, and recommends it to the board for approval. BMO’s business strategy, capital planning, performance management and compensation are all aligned and integrated with the bank’s risk appetite.

About the bank’s Risk Appetite Framework

BMO’s Risk Appetite Framework defines the type and amount of risk the bank is willing to take to achieve its priorities and business plans.

The framework covers nine key risks that could have a material impact on the bank:

• Credit and counterparty • Market • Insurance • Liquidity and funding • Operational non-financial	• Legal and regulatory • Strategic • Environmental and social • Reputation

Risk appetite is managed using risk tolerance thresholds at the enterprise and operating group level and by setting risk limits. Executives have individual goals linked to the Risk Appetite Framework.

The Risk Review Committee regularly reviews the bank’s key risks, risk positions and risk governance as part of its responsibilities (see page 40).

Managing compensation risk

The board’s Human Resources Committee sets the compensation philosophy and strategy of the bank, and makes sure the executive compensation program aligns with the bank’s Risk Appetite Framework and supports the bank’s requirements on compliance and ethics.

The committee manages current and future compensation risk in four ways:

Managing compensation risk
1 Design of variable pay plans	2 Determining variable pay funding	3 Determination of individual variable pay awards	4 Design and use of BMO’s clawback and forfeiture policies

Bank of Montreal Management Proxy Circular 2023	59

1. Plan design

The management oversight committees (see page 48) review variable pay material plan designs to make sure risk, compliance, conduct, audit and financial considerations are appropriately incorporated, and to fully assess risk before finalizing variable pay funding and variable pay awards.

The executive compensation program includes several design features to promote strong practices for prudent risk-taking:

•	A significant portion of variable pay is deferred.
•	Stock options are limited to no more than 20% of total variable pay for senior executives. Stock options for senior executives in the U.S., as well as for all Senior Vice-Presidents, are limited to no more than 10% of their total variable pay.
•	Variable pay funding is based on primary and secondary measures that include a forward-looking assessment of risk.
•	Both absolute and relative performance are used to determine variable pay funding.
•	There is a cap on variable pay funding.
•	Individual variable pay awards for executives are capped.
•	Return on equity, a primary performance measure used for determining variable pay, is also used to determine the value of performance share unit payouts for senior executives and the CEO.

Stress testing

BMO uses rigorous stress testing in the course of business planning and when setting the financial goals tied to variable pay funding. It conducts stress testing at three stages to help make sure variable pay decisions align with the bank’s compensation philosophy and principles:

•	Analyzes and tests impacts when designing and/or redesigning variable pay plans.
•	Reviews the impact of year-end variable pay calculations on minimum regulatory and/or market capital requirements before payouts are made.
•	An independent review is conducted periodically to stress test and back test the bank’s material variable pay plans, and to confirm alignment of the plans with the FSB Principles.

Independence of control functions

Variable pay for employees in governance and control functions in Risk Management, Finance, Audit, Legal & Regulatory Compliance, Human Resources and other corporate and technology functions is tied to overall bank performance and performance against individual objectives.

These employees do not report into the operating groups they support, nor does the success or financial performance of the business areas they support or monitor directly impact the assessment of their performance or compensation. This independence mitigates risk and encourages these employees to maintain their focus on BMO’s overall success.

2. Variable pay funding

Variable pay funding for executives is based on performance against annual financial goals, as well as objectives tied directly to our Purpose and strategic priorities (see page 55). Performance measures and goals are set within the bank’s risk appetite framework, using risk tolerance thresholds and limits. They are established through a risk-based capital assessment that measures the risk the bank takes on in pursuit of its financial goals and enables it to evaluate risk-adjusted returns. Performance against these goals has a direct impact on variable pay funding.

For example:

•	Business results are reviewed against criteria for key risks.
•	Return on equity is a primary and secondary measure.
•	Net economic profit is a secondary measure for variable pay funding.

At the end of each year, the Human Resources Committee undertakes a risk review and may modify calculated variable pay funding, and/or require forfeiture of any unvested mid-term or long-term incentive awards, and/or claw back all or a portion of variable pay awards that have already vested and/or paid out, as appropriate. The committee considers information from the Chief Risk Officer (an assessment of material risk factors during and at the end of the year) and the management oversight committees (their review of material risk events during and at the end of the year, and alignment with overall risk appetite and other risk measures).

As part of this review, the Human Resources Committee also considers other financial, environmental and social factors for the bank and each operating group to determine whether further modifications to calculated results are appropriate.

3. Individual awards

The Human Resources Committee conducts a year-end review of the individual performance and variable pay of senior executives and oversight function heads, and the total variable pay of other top earners across the bank. This includes an assessment of any risk, compliance, conduct, audit or financial factors when determining whether to exercise its discretion to modify individual variable pay awards.

The committee also reviews mid-term and long-term incentives before they vest and pay out and considers whether forfeitures are appropriate.

Finally, the board carries out a risk review at the end of the year (risk profiles of the enterprise and operating groups) to determine if each operating group’s risk profile is consistent with the bank’s risk appetite and the board’s risk expectations before it approves final incentive awards for the CEO.

4. Clawback and forfeiture

BMO’s Recoupment Policy, which covers the clawback of cash compensation and the forfeiture provisions in all of our equity compensation plans, helps mitigate current and future risks.

60	Bank of Montreal Management Proxy Circular 2023

	Who it applies to	How it works

Clawback

Cash	Executives, BMO Capital Markets employees at the Managing Director level and above and all Material Risk Employees

All or part of the variable pay awarded or that has vested and paid out in the past three years can be clawed back when:

•  The bank restates its annual or quarterly financial statements

•  Employee misconduct or inappropriate risk-taking or management of risk results in or could result in significant financial or reputational harm to the bank, or

•  If required by law

Forfeiture

Equity	All mid-term and long-term incentive plan participants

All unvested PSUs, RSUs, DSUs and vested and unvested stock options may be forfeited when:

•  The bank uncovers inappropriate risk-taking by a participant

•  A participant resigns or is terminated for cause

•  It is discovered that a participant who no longer works for the bank committed an act while employed with the bank that would have been cause for termination

•  A participant who retires or whose employment has been terminated without cause breaks the restrictive covenants agreed to at grant

Other policies and mechanisms

Anti-hedging	All mid-term and long-term incentive plan participants

To maintain alignment between pay and performance, participants are prohibited from using any kind of personal hedging (for example, prepaid variable contracts, equity swaps, collars or units of exchange funds) to undermine or reduce the risk and shareholder alignment embedded in their mid-term and long-term incentives or other BMO shares or securities they hold.

Individual performance considerations	All employees

Managers consider BMO’s Code of Conduct, our applicable expectations on risk, and audit and compliance accountabilities when conducting individual performance assessments and making variable pay decisions.

Limits on guarantees	All employees	Variable pay for new employees may only be guaranteed for up to 12 months, which the committee considers to be sufficient time to transition into the bank.

Change of control(1)	All mid-term and long-term incentive plan participants

To mitigate compensation risk, the stock option plan calls for a double trigger for accelerated vesting of stock options. Stock options will vest immediately if the bank undergoes a change of control and the participant is terminated without cause within

24 months of a change of control.

Unvested RSUs and PSUs continue to vest if there is a change of control or if the participant is terminated without cause.

(1)

Change of control occurs in the following circumstances: (i) 50% or more of the outstanding voting securities are acquired, (ii) all or substantially all of the bank’s assets are sold, assigned or transferred other than to a subsidiary, (iii) an acquisition of the bank via merger, amalgamation, consolidation or otherwise or dissolution of the bank occurs, or (iv) a change in a majority of our board members occurs.

Bank of Montreal Management Proxy Circular 2023	61

2022 Performance and Compensation

2022 Variable pay

The table below shows the impact of 2022 performance on variable pay for executives and is based on total bank performance against financial goals and Purpose and strategic objectives. Operating group results are discussed in the executive profiles starting on page 67.

In 2022, the bank outperformed its goals for adjusted(1) return on equity and adjusted EPS growth, and met the goal set for adjusted efficiency ratio, net of CCPB.

The bank also achieved its Purpose and strategic objectives for 2022: maintaining customer loyalty scores across the businesses, providing innovative digital solutions that accelerate the efficiency, productivity, sustainability and resilience of our customer offerings, and continuing to build a winning culture, improving employee engagement and experience across all groups. We also delivered on our Purpose by continuing to support small and minority-owned businesses in Canada and the U.S., exceeding our targets for procurement spending with diverse suppliers, including Indigenous suppliers, and maintaining our focus on our Net Zero Ambition to be our clients’ lead partner in the transition to a net zero world.

BMO was ranked one of the most sustainable companies in North America on the Dow Jones Sustainability Indices, ranking in the 95th percentile among banks globally and was named one of Corporate Knights’ Global 100 Most Sustainable Corporations in the World and ranked as North America’s most sustainable bank.

Our three-year TSR ranked second against our Canadian bank peers for compensation purposes, delivering on a sustained, top-tier shareholder experience. This performance resulted in a calculated 10% increase in variable pay funding for our executives.

Management recommended and the committee agreed to use its discretion to reduce the calculated multipliers for total bank and operating groups by 3 percentage points. This adjustment accounted for secondary considerations, mainly related to relative performance in certain areas of our fiscal 2022 financials. This led to total bank variable pay funding of 121%.

You can read more about secondary considerations and how the board uses its discretion on page 57.

(1)

Adjusted measures and ratios, including measures calculated net of CCPB, are non-GAAP amounts or ratios, as discussed on page 43 of this circular, and in the Non-GAAP and Other Financial Measures section of our 2022 Annual MD&A, starting on page 24. Adjusted return on equity and earnings per share for compensation purposes also exclude the provision for (or recovery of) credit losses on performing loans and the impact of equity issued related to the announced acquisition of Bank of the West. See Message from the Chair of the Human Resources Committee on page 43 for additional details. The 2022 Annual MD&A is available on SEDAR at www.sedar.com and on our website at www.bmo.com/investorrelations.

62	Bank of Montreal Management Proxy Circular 2023

2022 Financial results – building financial strength and shareholder value

BMO outperformed our 2022 goals for adjusted(1) return on equity and adjusted EPS growth, and met the goal set for adjusted efficiency ratio, net of CCPB. The results for each measure are detailed in the following section. Financial goals for each year are set based on our strategy, the economic environment, investor and analyst expectations, our medium-term financial objectives and BMO’s risk appetite. In 2022, our goals took into consideration, among other things, macroeconomic uncertainty including supply chain disruptions and inflationary pressures, which have dampening effects on economic growth, and a return to more normal credit performance, as well as our strategy to invest in growth and digital first initiatives. Our goals underwent a rigorous review and challenge process, and were reviewed by the CEO, CFO and the Executive Committee several times throughout the process. Our performance versus our goals benefitted from higher than anticipated interest rates and a continued benign credit environment.

Financial measures – total bank (adjusted)(1)	2022 goal	2022 results
	(for compensation purposes)

Return on equity (25%)	14.2%	15.5%

EPS growth (25%)	(3.7)%	7.7%

Efficiency ratio (25%)	55.8%	55.8%

Return on equity (ROE)	Net income, less preferred dividends and distributions on other equity instruments, as a percentage of average common shareholders’ equity, which consists of common share capital, contributed surplus, accumulated other comprehensive income (loss) and retained earnings. Adjusted ROE is calculated using adjusted net income rather than net income, while adjusted ROE for compensation purposes is calculated using adjusted net income and also excludes the provision for (or recovery of) credit losses on performing loans and the impact of equity issued related to the announced acquisition of the Bank of the West.

2022 results

•  Reported ROE was 22.9%, an improvement of 8 percentage points compared with 2021.

•  Adjusted ROE was 15.2%, a decrease of 150 basis points compared with 2021, as higher net income was more than offset by an increase in common equity, partially due to the impact of equity issued related to the announced acquisition of Bank of the West.

•  Adjusted ROE for compensation purposes(1) was 15.5%. This was above our goal of 14.2% due to higher than expected net income, partially offset by higher average common equity. Higher net income was driven by higher revenue, with above-target performance in our P&C businesses, partially offset by lower revenue in our market-sensitive businesses, and lower provisions for credit losses on impaired loans, partially offset by higher expenses, in part due to investments in our sales force and technology.

Earnings per share (EPS) growth

Net income, less preferred share dividends and distributions on other equity instruments, divided by the average number of common shares outstanding. Adjusted EPS is calculated using adjusted net income rather than net income. Adjusted EPS for compensation purposes is calculated using adjusted net income and also excludes the provision for (or recovery of) credit losses on performing loans and the impact of equity issued related to the announced acquisition of Bank of the West.

2022 results

•  Reported EPS increased 72.7% to $19.99 in 2022.

•  Adjusted EPS increased 2.1% to $13.23 in 2022.

•  Adjusted EPS growth for compensation purposes of 7.7% was above our goal of (3.7)% for the year, primarily due to higher than expected net income driven by higher revenue and lower provisions for credit losses on impaired loans, partially offset by higher expenses.

Efficiency ratio, net of CCPB	Non-interest expense divided by total revenue, net of CCPB, expressed as a percentage. Adjusted efficiency ratio, net of CCPB, is calculated in the same manner as efficiency ratio, net of CCPB, utilizing adjusted revenue, net of CCPB, and adjusted non-interest expense.

2022 results

•  The reported efficiency ratio on a net revenue basis was 47.1%, an improvement of 13 percentage points compared with 2021.

•  The adjusted efficiency ratio (also used for compensation purposes) on a net revenue basis was 55.8%, an improvement of 70 basis points compared with 2021, and met our goal for the year.

(1)

Adjusted measures and ratios, including measures calculated net of CCPB, are non-GAAP amounts or ratios, as discussed on page 43 of this circular, and in the Non-GAAP and Other Financial Measures section of our 2022 Annual MD&A, starting on page 24. Adjusted return on equity and earnings per share for compensation purposes also exclude the provision for (or recovery of) credit losses on performing loans and the impact of equity issued related to the announced acquisition of Bank of the West. See Message from the Chair of the Human Resources Committee on page 43 for additional details. The 2022 Annual MD&A is available on SEDAR at www.sedar.com and on our website at www.bmo.com/investorrelations.

Bank of Montreal Management Proxy Circular 2023	63

2022 Strategic results – delivering on Purpose and strategy
We measure progress against our Purpose and strategy by assessing performance against annual objectives tied directly to our strategic priorities. These objectives account for 25% of variable pay funding for our executives. Below is a selection of 2022 accomplishments.	The items with a ● relate to BMO’s most relevant environmental, social and governance topics, as described in BMO’s Sustainability Report.

World-class client loyalty and growth	Achieve net promoter score targets set for each business and grow our customer base

2022 accomplishments

•  We maintained customer loyalty, meeting or exceeding Net Promoter Scores(1) across most of the businesses, with an enterprise achievement of 100% of target. ●

•  We achieved the highest customer satisfaction ranking in retail banking advice in the J.D. Power 2022 Canada Retail Banking Advice Satisfaction Study(2) and were recognized as among American Banker’s top 50 financial institutions for delivering the best humanized experience.

•  We supported minority customers by committing $100 million to support Black entrepreneurs, announcing a $5 billion commitment over five years to support women entrepreneurs in Canada, mobilizing more than $1.1 billion toward a 10-year, $12 billion commitment to finance affordable housing in Canada, and deploying US$5.5 billion in loans and investments over two years to address barriers faced by minority businesses and communities in the U.S., exceeding our commitment of US$5 billion over five years. ●

•  We continued to support inclusivity by becoming the first financial institution in Canada to launch True Name™ by Mastercard, and exceeding our targets for procurement spending with diverse suppliers, including Indigenous suppliers. ●

•  We completed significant pre-integration activities for the acquisition of Bank of the West, making sure we understand the impacts of the integration on our customers, employees and the communities it serves, and assessing how to best support them through the transition.

(1) Net Promoter Score (NPS): The percentage of surveyed customers who would recommend BMO to a friend or colleague. (2) For more information, refer to www.jdpower.com/business.

Winning culture driven by alignment, empowerment and recognition	Accelerate our inclusive and winning culture

2022 accomplishments

•  We achieved top-quartile winning culture alignment, ahead of our 2023 target, maintained leading employee engagement scores, and showed comprehensive improvement on employee confidence in BMO’s strategic priorities and approach to diversity, equity and inclusion. ●

•  We continued to support employee wellness by making preventative and proactive mental wellness resources available to all employees.

•  We continued to advance our 2025 Zero Barriers to Inclusion strategy, making progress on eight of our nine five-year diversity representation goals, and achieving five of nine 2022 annual milestone goals, including our annual milestone for gender equity. ●

•  We continued to develop an inclusive culture, as more than 60% of employees completed our eLearning program, Ujima: An Introduction to the Black Experience, a guide to understanding how Black colleagues, customers and communities experience life. ●

•  We ranked first among Canadian banks with top-quartile scores in board gender diversity, executive diversity and compensation linked to sustainability in Corporate Knights’ listing of Canada’s Best 50 Corporate Citizens. ●

Digital first for speed, efficiency and scale	Provide top-tier digital client experiences and simple, fast and secure digital solutions

2022 accomplishments

•  We continued to provide innovative digital services to customers across the businesses, for example, by introducing a real-time cash transfer system for immediate placement of certain trades, a new online banking platform in Canada, and a mobile banking tool to view pre-approved credit card payments and subscriptions.

•  We were the overall leader in the Forrester Digital Experience Review™: Canadian Mobile Banking Apps in Q4 2022, earning the highest scores in six categories.

•  Active digital users have grown 6% and active mobile users have grown 12% compared with the previous fiscal year.

•  More than 90% of service transactions were completed through self-serve channels, allowing our front-line employees to focus on delivering leading advisory services.

64	Bank of Montreal Management Proxy Circular 2023

Simplify work and eliminate complexity	Empower employees to simplify the way we work, continuously improving operational excellence and reducing inefficiencies

2022 accomplishments

•  We launched several initiatives to improve efficiency and productivity across the businesses, including an automated digital chat service that provides a better and faster customer experience and reduces staff wait times, Robotic Process Automation to streamline and reduce manual work, a system to transform the way deal teams create and process internal approval memos on behalf of clients, and a new risk management model for U.S. Indirect Auto that increases approval rates and improves pricing decisions, resulting in more automated decisions and higher profitability.

•  Capital Markets saved one million work hours over three years through 300+ time-saving ideas and initiatives, a New Express Memo template in the U.S. eliminated over 1,000 hours of work per quarter, and a new North American onboarding hub simplified information collection.

•  We continued to optimize our Corporate Real Estate portfolio by implementing programs that allow for new ways of working and support workforce flexibility.

Superior management of risk and capital performance	Effectively manage BMO’s resiliency and make deliberate capital decisions, including sustainable outcomes

2022 accomplishments

•  We managed capital effectively, building strong capital levels in advance of the approval and closing of the Bank of the West acquisition.

•  We provisioned appropriately for credit losses, maintaining low levels of credit losses compared with the average of our peers, and retained confidence in our risk profile among investors, analysts, rating agencies and regulators.

•  In response to heightened cyber threats related to the conflict in Ukraine, we introduced several new systems to enhance the resilience of our payments system applications, to better manage security risks and protect against ransomware. ●

•  We have mobilized more than $267 billion of capital for clients pursuing sustainable outcomes since 2019.●

•  We set and published initial decarbonization targets for select industries, in line with our commitment to the Net-Zero Banking Alliance, and acted as joint lead manager for the Government of Canada’s first Green Bond transaction. ●

•  We announced the acquisition of Radicle Group Inc., a leading environmental commodities platform and one of Canada’s largest developers of carbon offsets, as well as a market leader in environmental services. ●

•  We were ranked one of the most sustainable companies in North America on the Dow Jones Sustainability Indices. BMO ranked in the 95th percentile among banks globally and earned the highest possible score in the areas of Environmental Reporting, Social Reporting and Financial Inclusion. ●

•  We were named one of Corporate Knights’ Global 100 Most Sustainable Corporations in the World and ranked as North America’s most sustainable bank. ●

Relative performance modifier

Our goal is to deliver top-tier shareholder returns compared with our Canadian banking peers (see page 54). The relative TSR modifier was introduced in 2019 to focus executives on driving positive and sustained shareholder value over the medium term (three years). We use BMO’s three-year TSR to modify all variable pay funding for executives, to reflect our medium term TSR performance against our peers.

2022 results

For compensation purposes, our three-year average annual TSR was 14.2%, ranking BMO second among its Canadian banking peers (up from fourth in 2021), resulting in a 10% increase in the calculated multiplier, rewarding our executives for the medium-term, top-tier TSR performance achieved.

6th	5th	4th	3rd	2nd	1st
-20%	-10%	0%		+10%	+20%

We calculated three-year TSR using the average share prices for the three months ended October 31, 2019 and October 31, 2022 (rather than the closing share prices) to reduce the impact of short-term volatility.

Bank of Montreal Management Proxy Circular 2023	65

Generating shareholder value

Shareholder returns

The chart below compares the cumulative value of $100 invested in BMO common shares on October 31, 2017 with the cumulative value of $100 invested in each of two TSX indices for the same period. The chart also compares total compensation awarded to the CEO, the CFO and the three most highly compensated executive officers in each year. NEO compensation has remained aligned with shareholder returns over the last five years. See page 68 for more information about how Mr. White’s compensation aligns with shareholder returns.

(1)	Cumulative value of $100 invested on October 31, 2017, reflecting the change in share price and assuming reinvestment of dividends.
(2)

Includes base salary, annual short-term incentive payment, value of mid-term incentive awards at the time of grant, fair market value of long-term incentive awards at the time of grant, other compensation and the annual pension service and compensation cost for the NEOs in each year. The decrease in total NEO compensation for fiscal 2022 is aligned with our pay-for-performance philosophy. Total NEO compensation in fiscal 2021 included certain one-time payments to Mr. Tuzun related to his hiring, which do not apply for fiscal 2022.

(3)

NEOs in 2017: William A. Downe, Thomas E. Flynn and the three most highly compensated executive officers other than the CEO and CFO. NEOs in 2018 to 2020: Darryl White, Thomas E. Flynn and the three most highly compensated executive officers other than the CEO and CFO. NEOs in 2021 and 2022: Darryl White, Tayfun Tuzun (CFO effective January 1, 2021) and the three most highly compensated executive officers other than the CEO and CFO.

Cost of management ratio

In response to a shareholder proposal received in 2005, BMO committed to working with other financial institutions to develop a cost of management ratio, to be reported annually. This measure shows that BMO’s executive compensation has remained consistently below 1% of adjusted net income after tax. Total NEO compensation in 2022 reflects the top five highest paid NEOs for comparison purposes.

Total aggregate compensation is the sum of base salary, total variable pay, other compensation and the annual pension service and compensation cost for NEOs.

	2020	2021	2022
Adjusted net income after tax(1) ($ millions)	5,201	8,651	9,039
Total NEO compensation ($ millions)	31.8	47.4	41.1
Cost of management ratio as a percentage of adjusted net income after tax(2) (%)	0.61%	0.55%	0.45%

(1)

Adjusted results and measures are non-GAAP amounts as discussed on page 43 of this circular, and in the Non-GAAP and Other Financial Measures section of our 2022 Annual MD&A, starting on page 24. The 2022 Annual MD&A is available on SEDAR at www.sedar.com and on our website at www.bmo.com/investorrelations.

(2)	The cost of management ratio for the top 5 highest paid NEOs’ total compensation as a percentage of reported net income was 0.30% for 2022, 0.61% in 2021, and 0.62% in 2020.

66	Bank of Montreal Management Proxy Circular 2023

2022 Compensation for the Named Executive Officers

Darryl White

Chief Executive Officer

Darryl was appointed Chief Executive Officer of BMO in 2017. He chairs the bank’s Executive Committee and serves as a director of BMO Financial Group, as well as its U.S. subsidiary, BMO Financial Corp. Through the board of directors, he is accountable to shareholders for defining, communicating and implementing the strategic and operational goals and is responsible for enterprise-wide performance, financial results, including profit and loss, balance sheet and shareholder value metrics, and defining and maintaining a culture of corporate responsibility.

Darryl is a member of the Ottawa-based Business Council of Canada, the Washington, D.C.-based The Business Council, the Mayor of Beijing’s International Business Leaders Advisory Council and the Bank Policy Institute (BPI), a non-partisan public policy, research and advocacy group representing leading banks in the U.S. He also serves as a director of the International Monetary Conference (IMC), a forum for leading global financial authorities to cooperate in creating a more effective economic system.

A long-standing community builder with strong ties to United Way Centraide, Darryl has volunteered for this organization in New York, Chicago, Montreal and Toronto, where he chaired the 2022 campaign. Darryl is Co-Chair of the Inclusive Local Economic Opportunity Roundtable, a partnership between BMO and United Way Greater Toronto that brings together business and community leaders to develop approaches to reduce economic disparity in the region. An advocate for BMO’s efforts to ensure a diverse and inclusive workplace, Darryl serves as a director of Catalyst Inc. and chairs Catalyst Canada’s Advisory Board. Darryl serves as Campaign Cabinet Co-President for the Montréal Children’s Hospital Foundation. He is also a director of the National Hockey League’s Montreal Canadiens and Alpine Canada, the governing body for alpine, para-alpine and ski cross racing in Canada.

2022 Performance

The bank showed strong performance under Mr. White’s leadership:

•  Exceeded financial goals for the year and delivered strong relative financial performance, with BMO leading its Canadian peers in efficiency improvement, operating leverage and net interest income growth

•  Announced the Bank of the West acquisition, a transformational move that will result in a significant expansion of BMO’s U.S. footprint, and add nearly 1.8 million customers and over 500 additional branches and commercial and wealth offices in key U.S. growth markets

•  Achieved customer loyalty score target of 57 and recognized for top-tier digital customer experiences ●

The individual accomplishments with a ● relate to BMO’s most relevant environmental, social and governance topics, as described in BMO’s Sustainability Report.

•  Recognized on the Dow Jones Sustainability Indices and Corporate Knights for leading sustainability practices, top-ranked financial institution in the world on a new global sustainability benchmark by the World Benchmarking Alliance ●

•  Achieved industry-leading organizational culture alignment and on track to meet five-year diversity, equity and inclusion goals ●

•  Prioritized support for our customers and the well-being of our employees as we navigated out of the pandemic to our new ways of working ●

2022 Compensation

Mr. White’s 2022 total compensation target was set at $10.5 million, consisting of $1.0 million in base salary (no change) and a variable pay target of $9.5 million (unchanged from his 2021 target).

He was awarded $12.495 million in total direct compensation for 2022 ($1.995 million higher than his target compensation). This included $1.0 million in base salary (at target) and $11.495 million in variable pay (121% of target).

The board determined Mr. White’s 2022 variable pay award based on his target compensation and its linkages to performance, which include total bank performance against the three financial goals, accomplishments tied to the bank’s Purpose and strategy, and our three-year TSR. The calculated multiplier for variable pay funding was 124%. After a review of risk and the bank’s performance against a range of other secondary considerations, management recommended adjusting the variable pay funding down to 121%.

The committee assessed Mr. White’s performance against his individual goals for the year and did not adjust his award from the funded amount.

71% of Mr. White’s 2022 variable pay is deferred		(Canadian $)	2022	2021	2020
		Fixed pay
		Salary	1,000,000	1,000,000	1,000,000
	◀	Variable pay	11,495,000	11,685,000	8,265,000
		Cash bonus (short-term incentive)	3,327,500	3,382,500	2,392,500
		Performance share units (mid-term incentive – deferred)	6,322,250	6,426,750	4,545,750
		Stock options (long-term incentive – deferred)	1,845,250	1,875,750	1,326,750
		Total direct compensation	12,495,000	12,685,000	9,265,000

Bank of Montreal Management Proxy Circular 2023	67

29% of Mr. White’s variable pay was allocated to his short-term incentive (an annual cash bonus). The remaining 71% was deferred into stock options and performance share units (PSUs), which are adjusted for performance again before they are paid out. The number of PSUs that ultimately vest will depend on BMO’s three-year average adjusted ROE compared with plan. What Mr. White actually receives in cash for his deferred awards will also depend on our share price at the time of vesting and exercise, starting in 2025.

Target for 2023

Annually, the committee conducts a detailed review of compensation targets for all Group Heads and the CEO. As a result of this review, it was recommended, and the board approved a 2023 target total direct compensation of $11,750,000 for Mr. White. This new target reflects market compensation levels, the increased scale of the organization, the scope and complexity of the role, the sustained performance of the Bank and the strong leadership provided by Mr. White.

Alignment with shareholder interests

One of the principles governing BMO’s compensation objectives is to align compensation with shareholder interests. Deferring compensation into equity-linked awards is one way to accomplish this, and 71% of Mr. White’s 2022 variable pay award is deferred.

The table below shows the total direct compensation of our CEO over the last five fiscal years, and its current value compared with shareholder value.

	Total direct compensation awarded (1) ($)	Annual total direct compensation value as at Dec 31, 2022 ($)	Period	Value of $100
Year				CEO(2) ($)	Shareholders(3) ($)

2018	8,645,000	13,749,406	Oct 31, 2017 to Dec 31, 2022	159	153

2019	9,460,000	12,683,077	Oct 31, 2018 to Dec 31, 2022	134	148

2020	9,265,000	12,671,132	Oct 31, 2019 to Dec 31, 2022	137	144

2021	12,685,000	10,304,202	Oct 31, 2020 to Dec 31, 2022	81	168

2022	12,495,000	10,314,390	Oct 31, 2021 to Dec 31, 2022	83	96

Average	10,510,000	11,944,441		119	142
(1)	Includes salary and variable pay awarded at year-end for performance during the year.
(2)	The CEO’s compensation value measured on December 31, 2022 for each $100 awarded in total direct compensation during the fiscal year indicated.
(3)	The cumulative value of $100 invested in BMO shares on the first trading day of the period indicated, assuming reinvestment of dividends.

Share ownership

Mr. White is required to own 8.0 times salary. He exceeds his share ownership guidelines.

Share ownership as at December 31, 2022
	RSUs	PSUs		DSUs		Shares held privately	Total share ownership	Total as a multiple of base salary

Vested	–	–	–	61,940	$7,597,515	$3,824,293	$11,421,808	11.42

Unvested	–	151,323	$19,445,722	–	–	–	$19,445,722	19.45

Total	–	151,323	$19,445,722	61,940	$7,597,515	$3,824,293	$30,867,530	30.87

Pension

As part of his employment agreement as CEO with the bank, Mr. White receives an enhanced pension benefit that defines his overall pension arrangement and caps the maximum benefit payable at normal retirement at $1,250,000.

Mr. White participates in the following:

•	The BMO Canada Pension Plan, a federally-registered defined benefit pension plan for eligible Canadian employees.
•	An enhanced pension benefit provided via a bank-funded, non-registered agreement defining his overall pension arrangement and clarifying his entitlement if there is a change of control.

Mr. White’s overall annual normal retirement pension benefit is:

•

An annual accrual of $125,000 per year of service to a maximum annual pension benefit of $1.25 million, inclusive of any benefits payable from the BMO Canada Pension Plan or any other bank-sponsored pension or retirement savings plans.

•

Pension benefits under the enhanced pension benefit are payable at a normal retirement age of 60. This benefit is reduced by 4% for each year that retirement precedes age 60 but early retirement cannot occur prior to age 50.

The pensions under both the enhanced pension benefit and the BMO Canada Pension Plan are paid as periodic payments.

Mr. White’s total annual retirement pension benefit accrued to date is $629,849, payable at age 60. This amount will increase with additional years of credited service. See page 81 for more information.

68	Bank of Montreal Management Proxy Circular 2023

Tayfun Tuzun

Chief Financial Officer

Tayfun Tuzun was appointed Chief Financial Officer effective January 1, 2021 and is a member of the bank’s Executive Committee. In this role, he is responsible for the management and oversight of enterprise financial governance and reporting, treasury management, investor relations, corporate development and taxation.

Prior to joining BMO, Tayfun was Executive Vice-President and Chief Financial Officer, Fifth Third Bancorp, where he held positions including Senior Vice-President, Treasurer and other senior treasury and finance roles.

Previously, Tayfun served in an executive capacity at FSI Group, LLC, a multiplatform hedge fund specializing in the financial services sector. He also held various senior positions in treasury and finance at Provident Bank.

In support of our communities Tayfun co-led BMO’s Major Gift campaign for United Way in 2022.

2022 Performance

Mr. Tuzun demonstrated strong leadership in his second year as Chief Financial Officer. He performed well against 2022 priorities, including:

•  Oversaw outperformance versus peers on key financial metrics, including efficiency improvement, operating leverage and net interest margin (excluding trading)(1)

•  Managed capital effectively, enabling organic balance sheet growth while building sufficient capital in advance of the closing of the announced acquisition of Bank of the West

•  Redesigned the organizational structure to consolidate standard processes for future automation as part of a multi-year transformation project to simplify and accelerate the Finance function, in line with our digital first philosophy

•  Oversaw the pre-closing operational integration of Bank of the West, including confirming cost synergies and establishing revenue synergy targets

The individual accomplishments with a ● relate to BMO’s most relevant environmental, social and governance topics, as described in BMO’s Sustainability Report.

•  As a member of the ESG Executive committee, oversaw key work on sustainability and climate analytics, and climate-related financial disclosure ●

•  Performed a key role in BMO’s investor relations, which included successful engagement on climate and ESG topics with BMO shareholders ●

2022 Compensation

Mr. Tuzun was awarded $2.541 million USD in variable pay for 2022.

The committee determined the award based on his target compensation, total bank performance against the three financial goals, accomplishments tied to the bank’s Purpose and strategy, and our three-year TSR. The calculated multiplier for variable pay funding based on total bank performance was 124%. After a review of risk and the bank’s performance against a range of other secondary considerations, management recommended adjusting the variable pay funding down to 121%.

The committee assessed Mr. Tuzun’s performance against his individual goals for the year and did not adjust his award from the funded amount.

23% of Mr. Tuzun’s variable pay was allocated to his short-term incentive (an annual cash bonus). The remaining 77% was deferred into stock options and performance share units (PSUs), which are adjusted for performance again before they are paid out. The number of PSUs that ultimately vest will depend on BMO’s three-year average adjusted ROE compared with plan. What Mr. Tuzun actually receives in cash for his deferred awards will also depend on our share price at the time of vesting and exercise, starting in 2025.

77% of Mr. Tuzun’s 2022 variable pay is deferred		(US $)	2022	2021
		Fixed pay
		Salary	600,000	575,343	*
	◀	Variable pay	2,541,000	2,583,000
		Cash bonus (short-term incentive)	574,750	584,250
		Performance share units (mid-term incentive - deferred)	1,712,150	1,740,450
		Stock options (long-term incentive - deferred)	254,100	258,300
		Total direct compensation	3,141,000	3,158,343
(*)	Reflects salary paid for the fiscal year. Mr. Tuzun’s annual salary is $600,000.

(1)	Net interest margin (excluding trading) is a non-GAAP financial ratio.

Bank of Montreal Management Proxy Circular 2023	69

Alignment with shareholder interests

One of the principles governing BMO’s compensation objectives is to align compensation with shareholder interests. Deferring compensation into equity-linked awards is one way to accomplish this, and 77% of Mr. Tuzun’s 2022 variable pay award is deferred.

Share ownership

Mr. Tuzun exceeds his share ownership guidelines.

Share ownership as at December 31, 2022(1)
Required multiple	Shares	RSUs	PSUs	DSUs	Total share ownership	Total as a multiple of base salary

5.0x base salary	–	$1,214,407	$4,526,633	$1,527,452	$7,268,492	9.38
(1)	In Canadian dollars.

Pension

Mr. Tuzun participates in the following defined contribution savings plans:

•	The Employees’ 401(k) Savings Plan of Bank of Montreal/Harris (“401(k) Savings Plan”).
•	The BMO Financial Corp. Non-Qualified Savings Plan (“Non-Qualified Savings Plan”).

The bank annually contributes 2% of his earnings (subject to annual statutory limits on earnings established by the IRS). He may elect to make voluntary contributions of up to 25% of his earnings and the bank will match 100% of voluntary contributions equal to 5% of his earnings (subject to annual statutory limits on contributions and earnings established by the IRS). The BMO Financial Corp. Non-Qualified Savings Plan provides similar benefits on earnings between the statutory earnings limit and $500,000 USD. See page 82 for more information.

70	Bank of Montreal Management Proxy Circular 2023

Dan Barclay

Chief Executive Officer & Group Head, BMO Capital Markets

Dan was appointed CEO & Group Head of BMO Capital Markets in November 2018. In this role, he is responsible for BMO Financial Group’s interactions with corporate, institutional and government clients worldwide. Dan serves on BMO Financial Group’s Executive Committee and chairs BMO Capital Markets’ Executive and Performance Management committees.

As a proud supporter of our communities, Dan serves as Chair of the board of directors of the Children’s Aid Foundation of Canada and is a member of the Campaign Cabinet for United Way Greater Toronto. He is also a past recipient of the Women in Capital Markets Champion of Change Award. During the year he oversaw support of the community through several campaigns and sponsorships.

2022 Performance

Under Mr. Barclay’s leadership, BMO Capital Markets made progress on key strategic initiatives and performed well in light of challenging market conditions. His accomplishments include:

•  Achieved market leadership across most products and sectors and advised on landmark transactions for key clients

•  Activated a One Client approach to increase connectivity and integrated offerings across BMO and expanded our digital capabilities, including the launch of electronic trading in Europe and platform enhancements with algorithmic trading and market structure expertise

•  Implemented workflow tools and process automation to increase employee productivity, including an employee-led Million Hour Challenge that resulted in more than 300 time-saving innovations and initiatives over three years

•  Accelerated progress on our climate agenda with the announced acquisition of Radicle Group, innovative sustainable finance solutions, increased commitment to the BMO Impact Investment Fund, and partnerships with Breakthrough Energy Catalyst and Export Development Canada ●

The individual accomplishments with a ● relate to BMO’s most relevant environmental, social and governance topics, as described in BMO’s Sustainability Report.

•  Invested in talent and advanced diversity, equity and inclusion, adding key leaders in high-growth areas, attracting, developing and retaining talent through expanded partnerships and mentorship opportunities, and improving the representation of diverse talent in leadership roles ●

Financial

BMO Capital Markets’ financial performance is shown in the table below:

Operating group measures (equally weighted)	2022 Reported	2022 Adjusted for compensation(1)(2)		Impact on variable pay
Capital Markets Net income	$1,772 million	$1,785 million	Below goal due to higher expenses and lower revenue, partially offset by a recovery of credit losses on impaired loans	Performance on financial goals is based on an equal blend of operating group and total bank financial performance (see page 62 for information about 2022 total bank financial performance)
Capital Markets Return on equity	14.9%	15.0%	Below goal due to lower net income, for the reasons noted above, and higher allocated common shareholders’ equity
Capital Markets Efficiency ratio (teb) (1)	62.5%	62.0%	Below goal due to higher expenses and lower revenue
(1)

Adjusted measures and ratios, including measures presented on a taxable equivalent basis (teb), are non-GAAP amounts or ratios, as discussed on page 43 of this circular, in the Non-GAAP and Other Financial Measures section on page 24 of our 2022 Annual MD&A and in the BMO Capital Markets Performance Review section on page 54 of our 2022 Annual MD&A. The reconciliations of Capital Markets adjusted net income, return on equity and efficiency ratio (teb) are set out in the BMO Capital Markets Performance Review section of our 2022 Annual MD&A, which is incorporated by reference. The 2022 Annual MD&A is available on SEDAR at www.sedar.com and on our website at www.bmo.com/investor relations.

(2)

Adjusted results and measures for compensation purposes also exclude the provision for (or recovery of) credit losses on performing loans. In fiscal 2022 the recovery of credit losses on performing loans was $9 million ($11 million pre-tax).

2022 Compensation

Mr. Barclay was awarded $8.4 million in variable pay for 2022.

The committee determined the award based on his target compensation, the performance of the bank and of his operating group, accomplishments tied to the bank’s Purpose and strategy, and our three-year TSR. The calculated multiplier for variable pay funding was 110%. After a review of risk and the bank’s performance against a range of other secondary considerations, management recommended adjusting the variable pay funding down to 107%. After a review of risk and the bank’s performance against a range of other secondary considerations, management recommended total variable pay of $8.4 million, including a one-time grant of $350,000 in RSUs, to recognize Mr. Barclay’s strong leadership on enterprise initiatives during the year.

Bank of Montreal Management Proxy Circular 2023	71

The committee assessed Mr. Barclay’s performance against his individual goals for the year and approved management’s recommended compensation.

32% of Mr. Barclay’s variable pay was allocated to his short-term incentive (an annual cash bonus). The remaining 68% was deferred into stock options, performance share units (PSUs) and restricted share units (RSUs), which are adjusted for performance again before they are paid out. The number of PSUs that ultimately vest will depend on BMO’s three-year average adjusted ROE compared with plan. What Mr. Barclay actually receives in cash for his deferred awards will also depend on our share price at the time of vesting and exercise, starting in 2025.

68% of Mr. Barclay’s 2022 variable pay is deferred		(Canadian $)	2022	2021	2020
		Fixed pay
		Salary	600,000	600,000	600,000
	◀	Variable pay	8,400,000	8,787,000	6,490,000
		Cash bonus (short-term incentive)	2,656,500	2,952,000	2,260,000
		Performance share units (mid-term incentive - deferred)	4,186,000	4,428,000	3,380,000
		Stock options (long-term incentive - deferred)	1,207,500	1,107,000	850,000
		One-time RSU	350,000	300,000	—
		Total direct compensation	9,000,000	9,387,000	7,090,000

Alignment with shareholder interests

One of the principles governing BMO’s compensation objectives is to align compensation with shareholder interests. Deferring compensation into equity-linked awards is one way to accomplish this, and 68% of Mr. Barclay’s 2022 variable pay award is deferred.

Share ownership

Mr. Barclay exceeds his share ownership guidelines.

Share ownership as at December 31, 2022
Required multiple	Shares	RSUs	PSUs	DSUs	Total share ownership	Total as a multiple of target total direct compensation

1.0x target total direct compensation	$507,444	$300,000	$13,593,360	–	$14,400,804	1.80

Pension

Mr. Barclay participates in the BMO Nesbitt Burns Employee Retirement Plan. On the same basis as other BMO Nesbitt Burns employees, he is required to contribute 2% of his earnings to an annual maximum of $3,000 and the bank contributes 4% of his earnings to an annual maximum of $4,500. The bank will match 100% of additional voluntary contributions equal to 2% of his earnings to a maximum of $3,000 per year.

As a Group Head, Mr. Barclay receives an additional bank contribution of 18% of his earnings to an annual maximum of $90,000. Once these contributions reach statutory limits, they will be directed to a non-funded non-registered notional account. See page 82 for more information.

72	Bank of Montreal Management Proxy Circular 2023

Cameron Fowler

Chief Strategy and Operations Officer

Cameron (Cam) Fowler is the Chief Strategy and Operations Officer. In this role, Cam is accountable for mobilizing efforts across the bank to enhance both our medium-term strategic focus and our near-term performance. His mandate also includes amplifying our brand and stakeholder impact, while focusing our strategic planning and investments on key areas of future growth, including our digital agenda. Cam is a member of the BMO Financial Group Executive Committee. He also serves as BMO’s Executive Diversity Champion.

Cam is a member of the boards of directors of BMO Financial Corp., CivicAction and the Centre for Addiction and Mental Health Foundation (CAMH). He is a cabinet member of the Major Banks Campaign for United Way Greater Toronto and has served as a past Chair of the Executive Council of the Canadian Bankers Association, Moneris Solutions and the Enbridge Ride to Conquer Cancer.

2022 Performance

Mr. Fowler delivered strong results against 2022 strategic priorities, including:

•  Supported the design and development of strategic planning, and executed on multiple initiatives to achieve   key strategic milestones and objectives

•  Amplified BMO’s brand presence with above-target results, launched RepTrak, a new measure to track and   act on reputation data, and built the Bank of the West brand launch and integration roadmap

•  Continued to lead the integration of new ways of working across the bank, aligning the lines of business   approach and decision-making

The individual accomplishments with a ● relate to BMO’s most relevant environmental, social and governance topics, as described in BMO’s Sustainability Report.

•	Led the transformation of BMO’s Corporate Real Estate portfolio to enhance efficiencies and ensure a modern workplace and leadership in our climate ambitions
•	Took a leadership role in creating an inclusive society by exceeding targets for procurement spending with diverse suppliers, including Indigenous suppliers ●
•

Continued to champion BMO’s Net Zero Ambition, launching a supplier survey to evaluate and spur engagement on climate issues, establishing two new sustainability targets, enhancing the focus on sustainability in our Corporate Real Estate energy program and receiving awards for branch energy reduction ●

•	Drove social impact by fully administering $66 million in donations and community giving ●

2022 Compensation

Mr. Fowler was awarded $5.929 million in variable pay for 2022.

The committee determined the award based on his target compensation, total bank performance against the three financial goals, accomplishments tied to the bank’s Purpose and strategy, and our three-year TSR. The calculated multiplier for variable pay funding based on total bank performance was 124%. After a review of risk and the bank’s performance against a range of other secondary considerations, management recommended adjusting the variable pay funding down to 121%.

The committee assessed Mr. Fowler’s performance against his individual goals for the year and did not adjust his award from the funded amount.

33% of Mr. Fowler’s variable pay was allocated to his short-term incentive (an annual cash bonus). The remaining 67% was deferred into stock options and performance share units (PSUs), which are adjusted for performance again before they are paid out. The number of PSUs that ultimately vest will depend on BMO’s three-year average adjusted ROE compared with plan. What Mr. Fowler actually receives in cash for his deferred awards will also depend on our share price at the time of vesting and exercise, starting in 2025.

67% of Mr. Fowler’s 2022 variable pay is deferred		(Canadian $)	2022	2021	2020
		Fixed pay
		Salary	600,000	600,000	600,000
	◀	Variable pay	5,929,000	6,027,000	4,270,000
		Cash bonus (short-term incentive)	1,936,000	1,968,000	1,390,000
		Performance share units (mid-term incentive - deferred)	3,206,500	3,259,500	2,310,000
		Stock options (long-term incentive – deferred)	786,500	799,500	570,000
		Total direct compensation	6,529,000	6,627,000	4,870,000

Bank of Montreal Management Proxy Circular 2023	73

Alignment with shareholder interests

One of the principles governing BMO’s compensation objectives is to align compensation with shareholder interests. Deferring compensation into equity-linked awards is one way to accomplish this, and 67% of Mr. Fowler’s 2022 variable pay award is deferred.

Share ownership

Mr. Fowler exceeds his share ownership guidelines.

Share ownership as at December 31, 2022

Required multiple	Shares	RSUs	PSUs	DSUs	Total share ownership	Total as a multiple of base salary

5.0x base salary	$14,965	–	$9,869,053	$2,881,394	$12,765,412	21.28

Pension

Mr. Fowler participates in the following:

•	The BMO Canada Pension Plan, a federally-registered defined benefit pension plan for eligible Canadian employees.
•	The Executive Supplementary Pension Plan (Supplementary Plan), a bank-funded non-registered arrangement for executives, designated managing directors and designated officers.

Mr. Fowler’s total annual normal retirement pension benefit is:

•

Equal to 1.25% of his average pensionable salary (subject to certain limits), multiplied by his years of credited service, less an offset for a Canada Pension Plan (CPP) entitlement, plus 1.25% of the average of his five highest consecutive short-term incentive awards, capped at 45% of his average pensionable salary (subject to certain limits) multiplied by his years of credited service.

•

Pension attributed to the BMO Canada Pension Plan and Supplementary Plan is payable at age 65 but can be paid up to 10 years earlier on a reduced basis (a reduction of 4% per year for each year that retirement precedes age 65), subject to legislation, regulations and plan rules.

•	The portion paid from the BMO Canada Pension Plan and Supplementary Plan is paid in periodic payments.

Mr. Fowler’s total annual retirement pension benefit to date is $83,523, payable on an unreduced basis at age 65. This amount will increase with additional years of credited service and earnings. See page 81 for more information.

74	Bank of Montreal Management Proxy Circular 2023

David R. Casper

U.S. Chief Executive Officer, BMO Financial Group, Chair and Chief Executive Officer,

BMO Harris Bank N.A. and Group Head, North American Commercial Banking

David is responsible for the overall performance of BMO Financial Corp., BMO Harris Bank N.A. and their subsidiaries. Additionally, he has responsibility for BMO Financial Group’s North American Commercial Banking business, which includes the bank’s Treasury and Payment Solutions group. He is also responsible for ensuring effective governance across all BMO U.S. operations. David is a member of BMO Financial Group’s Executive Committee, and he chairs BMO’s U.S. Management Committee.

David currently serves on the boards of directors of the Chicago Public Library Foundation, Start Early (formerly the Ounce of Prevention Fund), the United Way of Metro Chicago, Northwestern Medical Group, Milwaukee’s Summerfest, Sentry Insurance Company, the Civic Federation and World Business Chicago. He is also the Board Chair for Kids First Chicago. He is a member of the Civic Committee of the Commercial Club of Chicago and the Trustees Committee of the Chicago Community Trust. David is also a member of the Federal Advisory Council, which provides the Board of Governors of the Federal Reserve System with the financial industry’s perspective on matters under the Board’s jurisdiction, including both regulatory and monetary policy.

2022 Performance

Mr. Casper delivered against his 2022 strategic priorities, including:

•  Acted as the lead sponsor of the Bank of the West acquisition, leading pre-integration planning activities with a strong focus on key stakeholders

•  Delivered strong and sustainable business results across North America by overseeing improvements in   efficiency in North American Commercial Banking and across the U.S., outperforming targets and the previous   year’s performance, while maintaining industry-leading client loyalty scores ●

•  Improved workforce representation of People of Colour in Canada and maintained workforce representation for   other key diversity segments ●

The individual accomplishments with a ● relate to BMO’s most relevant environmental, social and governance topics, as described in BMO’s Sustainability Report.

•  Partnered with Export Development Canada (EDC) to bring sustainable finance solutions to large and mid-sized Canadian exporting businesses,   offering a new EDC Sustainable Financing Guarantee to support clients in their transition to more sustainable business operations that eliminate or   significantly reduce emissions ●

•  Effectively managed risk and capital and maintained an “outstanding” rating for compliance with the U.S. Community Reinvestment Act

•  Continued to make progress on BMO’s digital first strategy, enhanced our fully integrated North American platform for Treasury and Payment Services   in Canada to simplify the collection of information for anti-money laundering purposes, and enhanced the onboarding experience and digitized billing,   resulting in significant time savings for both customers and employees

Financial

BMO Canadian and U.S. P&C performance is shown in the table below:

Operating group measures	2022 Reported	2022 Adjusted for compensation(1)(2)		Impact on variable pay

Canadian P&C (50%)(1)

Cdn P&C Net income(1)	$3,826 million	$3,760 million	Above goal due to higher revenue and lower provisions for credit losses on impaired loans, partially offset by higher expenses	Performance on financial goals is an equal blend of operating group (Canadian P&C and U.S. P&C) and total bank performance (see page 62 for information about 2022 total bank financial performance).
Cdn P&C Return on equity	32.1%	31.5%	Above goal due to higher net income, for the reasons noted above, partially offset by higher allocated common shareholders’ equity
Cdn P&C Efficiency ratio(1)	44.1%	44.1%	Above goal due to higher revenue, partially offset by higher expenses

U.S. P&C (50%) (in U.S. dollar equivalents)(1)

U.S. P&C Net income(1)	$1,933 million	$1,884 million	Above goal due to higher revenue and lower provisions for credit losses on impaired loans, partially offset by higher expenses

U.S. P&C Return on equity	17.8%	17.4%	Above goal due to higher net income, for the reasons noted above

U.S. P&C Efficiency ratio (teb)(1)	48.3%	48.2%	Above goal due to higher revenue, partially offset by higher expenses

(1)

Adjusted measures and ratios, including measures presented for U.S. P&C on a U.S. dollar basis and on a taxable equivalent basis (teb), are non-GAAP amounts or ratios, as discussed on page 43 of this circular, in the Non-GAAP and Other Financial Measures section on page 24 of our 2022 Annual MD&A and in the Canadian P&C and U.S. P&C Performance Review sections on pages 42 and 46, respectively, of our 2022 Annual MD&A. The reconciliations of Canadian P&C and U.S. P&C adjusted net income, return on equity, efficiency ratio and efficiency ratio (teb) are set out in the Canadian P&C and U.S. P&C Performance Review sections of our 2022 Annual MD&A, which is incorporated by reference. The 2022 Annual MD&A is available on SEDAR at www.sedar.com and on our website at www.bmo.com/investorrelations.

(2)

Adjusted results and measures for compensation purposes also exclude the provision for (or recovery of) credit losses on performing loans. In fiscal 2022 the recovery of credit losses on performing loans in Canadian P&C was $67 million ($91 million pre-tax) and the recovery of credit losses on performing loans in U.S. P&C was US$53 million (US$71 million pre-tax).

Bank of Montreal Management Proxy Circular 2023	75

2022 Compensation

Mr. Casper was awarded $4.588 million USD in variable pay for 2022.

The committee determined the award based on his target compensation, the performance of the bank and of his operating group, accomplishments tied to the bank’s Purpose and strategy, and our three-year TSR. The calculated multiplier for variable pay funding was 127%. After a review of risk and the bank’s performance against a range of other secondary considerations, management recommended adjusting the variable pay funding down to 124%.

The committee assessed Mr. Casper’s performance against his individual goals for the year and did not adjust his award from the funded amount.

27% of Mr. Casper’s variable pay was allocated to his short-term incentive (an annual cash bonus). The remaining 73% was deferred into stock options and performance share units (PSUs), which are adjusted for performance again before they are paid out. The number of PSUs that ultimately vest will depend on BMO’s three-year average adjusted return on equity (ROE) compared with plan. What Mr. Casper actually receives in cash for his deferred awards will also depend on our share price at the time of vesting and exercise, starting in 2025.

73% of Mr. Casper’s 2022 variable pay is deferred		(US $)	2022	2021	2020
		Fixed pay
		Salary	600,000	600,000	600,000
	◀	Variable pay	4,588,000	4,514,000	3,330,000
		Cash bonus (short-term incentive)	1,240,000	1,220,000	900,000
		Performance share units (mid-term incentive - deferred)	2,889,200	2,842,600	2,100,000
		Stock options (long-term incentive – deferred)	458,800	451,400	330,000
		Total direct compensation	5,188,000	5,114,000	3,930,000

Alignment with shareholder interests

One of the principles governing BMO’s compensation objectives is to align compensation with shareholder interests. Deferring compensation into equity-linked awards is one way to accomplish this, and 73% of Mr. Casper’s 2022 variable pay award is deferred.

Share ownership

Mr. Casper exceeds his share ownership guidelines.

Share ownership as at December 31, 2022(1)

Required multiple	Shares	RSUs	PSUs	DSUs	Total share ownership	Total as a multiple of base salary

5.0x base salary	$3,285,571	–	$11,528,390	$4,172,740	$18,986,701	24.50
(1)	In Canadian dollars.

76	Bank of Montreal Management Proxy Circular 2023

Pension

Mr. Casper participates in the following defined contribution savings plans:

•	The Employees’ 401(k) Savings Plan of Bank of Montreal/Harris (“401(k) Savings Plan”).
•	The BMO Financial Corp. Non-Qualified Savings Plan (“Non-Qualified Savings Plan”).

The Bank annually contributes 2% of his earnings (subject to annual statutory limits on earnings established by the IRS). He may elect to make voluntary contributions of up to 25% of his earnings and the Bank will match 100% of voluntary contributions equal to 5% of his earnings (subject to annual statutory limits on contributions and earnings established by the IRS). The BMO Financial Corp. Non-Qualified Savings Plan provides similar benefits on earnings between the statutory earnings limit and $500,000 USD.

Mr. Casper has also accrued defined benefit pension benefits in the following plans:

•

The Employees’ Retirement Plan of the Bank of Montreal/Harris (“Harris Qualified Plan”) in the final average earnings grandfathered provisions, which is a company plan frozen to future benefit service as of February 28, 2017.

•	The Harris Retirement Benefit Replacement Plan (“Harris Non-Qualified Plan”), also frozen as of February 28, 2017.

Mr. Casper’s total annual normal retirement defined benefit pension is:

•

Equal to 2% of his final average earnings (subject to certain limits) multiplied by his pre-July 1, 1995 service, plus 1.7% of his final average earnings (subject to certain limits) multiplied by his post-June 30, 1995 service less an offset for a Social Security entitlement.

•

No future benefit service will be received after February 28, 2017. Future pay increases will be reflected in the final average earnings benefit after that date. The 35-year service cap applicable to the Harris Qualified Plan was reached by Mr. Casper on July 31, 2013.

•	The Harris Non-Qualified Plan provides for benefits in excess of statutory compensation limits for the Harris Qualified Plan.
•	The portion paid from the Harris Qualified Plan is paid in either periodic payments or in a lump sum; the portion from the Harris Non-Qualified Plan is paid in a lump sum.

His total annual retirement pension benefit to date is $732,461 CAD(1), payable on an unreduced basis at age 62. This amount will increase with additional earnings. See pages 81 and 82 for more information.

(1)	Converted into Canadian dollars using the spot rate of US$1.00 = C$1.3625 at October 31, 2022.

Bank of Montreal Management Proxy Circular 2023	77

Executive Compensation Tables

and Other Financial Information

Summary compensation table

The table below shows the compensation for the NEOs in each of the last three fiscal years.

					Non-equity incentive plan compensation
Name and principal position	Year	Salary ($)	Share-based awards(1) ($)	Option-based awards(1)(2) ($)	Annual incentive plans(3) ($)	Pension value(4) ($)	All other compensation(5) ($)	Total compensation ($)
Darryl White Chief Executive Officer	2022	1,000,000	6,322,250	1,845,250	3,327,500	1,734,683	55,823	14,285,506
	2021	1,000,000	6,426,750	1,875,750	3,382,500	1,933,864	256,873	14,875,737
	2020	1,000,000	4,545,750	1,326,750	2,392,500	1,818,920	3,000	11,086,920
Tayfun Tuzun Chief Financial Officer (as of January 1, 2021) Deputy Chief Financial Officer (Nov 16 to Dec 31, 2020)	2022	775,080	2,301,215	341,523	742,462	32,618	0	4,192,898
	2021	722,285	2,225,252	330,249	733,467	43,311	5,711,336	9,765,900

Dan Barclay Chief Executive Officer & Group Head, BMO Capital Markets	2022	600,000	4,536,000	1,207,500	2,656,500	97,500	2,250	9,099,750
	2021	600,000	4,728,000	1,107,000	2,952,000	97,500	2,394	9,486,894
	2020	600,000	3,380,000	850,000	2,260,000	5,500	3,000	7,098,500
Cameron Fowler Chief Strategy and Operations Officer	2022	600,000	3,206,500	786,500	1,936,000	64,357	2,250	6,595,607
	2021	600,000	3,259,500	799,500	1,968,000	73,142	2,394	6,702,536
	2020	600,000	2,310,000	570,000	1,390,000	66,728	3,000	4,939,728
David R. Casper U.S. Chief Executive Officer, BMO Financial Group Chair and Chief Executive Officer, BMO Harris Bank N.A. Group Head, North American Commercial Banking	2022	775,080	3,883,229	616,650	1,601,832	45,213	0	6,922,004
	2021	753,240	3,634,406	577,137	1,531,588	43,939	0	6,540,310
	2020	806,460	2,722,335	427,796	1,209,690	48,616	0	5,214,896

Cash compensation and certain pension values paid in U.S. dollars has been converted into Canadian dollars using an average exchange rate for each fiscal year: US$1.00 = C$1.2918 in 2022, US$1.00 = C$1.2554 in 2021 and US$1.00 = C$1.3441 in 2020.

Equity awards granted in U.S. dollars have been converted into Canadian dollars using the November month-end spot rate for each fiscal year: US$1.00 = C$1.34405 in 2022, US$1.00 = C$1.27855 in 2021 and US$1.00 = C$1.29635 in 2020.

(1)

The option-based and share-based awards reported are the most recently approved, rather than those 12 months in arrears. The amounts shown are the values on the grant date in each of the 2022, 2021 and 2020 calendar years. The one-time RSU award for Dan Barclay was granted in January 2023. The table does not show the value of option-based and share-based awards granted to each of the NEOs in fiscal 2020, November 1, 2019 to October 31, 2020. Equity awards granted in U.S. dollars during this period as set out below have been converted into Canadian dollars using the November month-end spot rate for 2019: US$1.00 = C$1.3275.

•	The value of options granted during this period was: Mr. White: $1,410,000, Mr. Barclay: $1,175,000, Mr. Fowler: $590,000 and Mr. Casper: $491,175.
•	The value of share-based awards during this period was: Mr. White: $4,700,000, Mr. Barclay: $4,725,000, Mr. Fowler: $2,350,000 and Mr. Casper: $3,066,525.

(2)

BMO uses a five-year average compensation fair value methodology. A third-party consultant prepared an estimate of the value of the options for 2022. The consultant uses a binomial pricing model, a commonly used valuation method, and gave key assumptions to determine option fair value: historic dividend yield: 4.04%, historic share price volatility: 18.23%, risk-free rate of return: 2.90% and option term: 10 years. Based on these assumptions, the compensation value of each option granted to the NEOs in December 2022 is $14.68 per option. For accounting purposes, the option value methodology and assumptions used are consistent with the guidance in International Financial Reporting Standard 2, Share-

Based Payments. For options granted in 2022, a binomial option pricing model was used with the following assumptions: expected dividend yield: 4.5% to 4.6%, expected share price volatility: 20.9%, risk-free rate of return: 3.2% and expected period until exercise: 6.5 years – 7 years. Based on these assumptions, the weighted-average value of each option granted in December 2022 is approximately $18.94 per option. For the options granted in December 2021, differences in similar assumptions resulted in a compensation value of $16.27 and an accounting value of $14.17.

(3)

Executives can defer a portion of their short-term cash incentive award and receive deferred share units (DSUs) instead. None of the NEOs listed elected to defer a portion of their 2022 short-term cash incentive award into DSUs.

(4)

Pension value includes the current service cost and the impact of differences between actual compensation and compensation estimated for actuarial purposes (see pages 81 and 82 for information about the pension plans and obligations). The pension value for Mr. Casper and Mr. Tuzun includes contributions to the Employees’ 401(k) Savings Plan of Bank of Montreal/Harris effective March 1, 2017 and the Non-Qualified Savings Plan. Under the BMO Harris Defined Benefit Plan, Mr. Casper has reached his 35-year maximum service cap. The pension value for Mr. Barclay includes contributions to the increase in the BMO Nesbitt Burns DC Pension Plan effective January 1, 2021 and the extra contribution for Group Head.

(5)

These amounts represent the bank’s contributions to the NEOs under the employee share purchase programs, plus the total value of perquisites, allowances or taxable benefits where they are above $50,000, or 10% of total annual salary (whichever is lower). In fiscal 2022 for Darryl White, this amount includes his annual executive allowance of $36,000. In fiscal 2021 for Darryl White this amount includes a one-time club membership fee of $200,000. In fiscal 2021 for Tayfun Tuzun, this amount includes a combination of sign-on, cash and equity incentive replacements, and relocation support totalling $2,461,209 in equity and $3,201,270 in cash (CAD equivalent).

78	Bank of Montreal Management Proxy Circular 2023

Outstanding option-based awards and share-based awards

The following tables show the value of the outstanding option-based and share-based awards for each NEO as of October 31, 2022.

		Option-based awards
Name	Grant date	Number of securities underlying unexercised options	Option exercise price(1)	Option expiration date	Value of unexercised in-the-money options(2)	Value of options exercised(3)
Darryl White	16-Dec-2013	7,312	$68.60	16-Dec-2023	$415,980
	15-Dec-2014	15,876	$78.09	15-Dec-2024	$752,522
	14-Dec-2015	44,960	$77.23	14-Dec-2025	$2,169,770
	19-Dec-2016	46,440	$96.90	19-Dec-2026	$1,327,720
	18-Dec-2017	40,919	$100.63	18-Dec-2027	$1,017,246
	17-Dec-2018	80,559	$89.90	17-Dec-2028	$2,867,095
	16-Dec-2019	92,639	$101.47	16-Dec-2029	$2,225,189
	14-Dec-2020	101,172	$97.14	14-Dec-2030	$2,868,226
	24-Dec-2021	115,292	$135.58	24-Dec-2031	$0
Total		545,169			$13,643,748	$0
Tayfun Tuzun	24-Dec-2021	20,300	$135.58	24-Dec-2031	$0
Total		20,300			$0	$0
Dan Barclay	19-Dec-2016	16,694	$96.90	19-Dec-2026	$477,281
	18-Dec-2017	16,076	$100.63	18-Dec-2027	$399,649
	17-Dec-2018	17,381	$89.90	17-Dec-2028	$618,590
	16-Dec-2019	77,199	$101.47	16-Dec-2029	$1,854,320
	14-Dec-2020	64,817	$97.14	14-Dec-2030	$1,837,562
	24-Dec-2021	68,042	$135.58	24-Dec-2031	$0
Total		260,209			$5,187,402	$0
Cameron Fowler	18-Dec-2017	10,961	$100.63	18-Dec-2027	$272,490
	17-Dec-2018	41,714	$89.90	17-Dec-2028	$1,484,601
	16-Dec-2019	38,764	$101.47	16-Dec-2029	$931,111
	14-Dec-2020	43,466	$97.14	14-Dec-2030	$1,232,261
	24-Dec-2021	49,141	$135.58	24-Dec-2031	$0
Total		184,046			$3,920,463	$0
David R. Casper	16-Dec-2013	18,578	$68.60	16-Dec-2023	$1,056,902
	15-Dec-2014	12,819	$78.09	15-Dec-2024	$607,621
	14-Dec-2015	19,211	$77.23	14-Dec-2025	$927,123
	19-Dec-2016	22,418	$96.90	19-Dec-2026	$640,931
	18-Dec-2017	18,855	$100.63	18-Dec-2027	$468,735
	17-Dec-2018	27,255	$89.90	17-Dec-2028	$970,005
	16-Dec-2019	32,271	$101.47	16-Dec-2029	$775,149
	14-Dec-2020	32,622	$97.14	14-Dec-2030	$924,834
	24-Dec-2021	35,476	$135.58	24-Dec-2031	$0
Total		219,505			$6,371,300	$0

(1)	The option exercise price is equivalent to the closing market value of BMO common shares on the trading day immediately preceding the date of grant.
(2)

The value of unexercised in-the-money options equals the difference between the grant price of the options and the closing price of the shares on the TSX on October 31, 2022 ($125.49). This includes options that have not yet vested or cannot be exercised because they are subject to price condition hurdles that have not been reached.
(3)	The value of options exercised is the proceeds received in fiscal 2022 from the exercise of options granted in previous years, before deductions for taxes and commissions.

Bank of Montreal Management Proxy Circular 2023	79

		Share-based awards
Name	Grant date	Plan	Number of shares or units that have not vested	Market or payout value of unvested share-based awards not paid out or distributed	Number of shares or units that have vested(4)	Market or payout value of vested share- based awards not paid out or distributed(5)
Darryl White	14-Dec-2015	Awarded DSU			13,499	$1,693,959
	19-Dec-2016	Awarded DSU			13,003	$1,631,799
	18-Dec-2017	Awarded DSU			15,153	$1,901,592
	16-Dec-2019	PSU	52,228	$6,554,120
	14-Dec-2020	PSU	54,018	$6,778,764
	13-Dec-2021	PSU	47,767	$5,994,250
		Deferred DSU			19,637	$2,464,287
Total			154,013	$19,327,134	61,292	$7,691,637
Tayfun Tuzun	04-Jan-2021	Awarded DSU	12,323	$1,546,375
	04-Jan-2021	RSU	9,796	$1,229,285
	13-Dec-2021	PSU	16,540	$2,075,596
Total			38,659	$4,851,256
Dan Barclay	16-Dec-2019	PSU	52,506	$6,588,983
	14-Dec-2020	PSU	40,165	$5,040,362
	13-Dec-2021	PSU	32,911	$4,130,010
	04-Jan-2022	RSU	2,260	$283,597
Total			127,842	$16,042,952
Cameron Fowler	15-Dec-2014	Awarded DSU			4,307	$540,494
	14-Dec-2015	Awarded DSU			5,906	$741,107
	19-Dec-2016	Awarded DSU			6,668	$836,820
	18-Dec-2017	Awarded DSU			6,364	$798,669
	16-Dec-2019	PSU	26,114	$3,277,060
	14-Dec-2020	PSU	27,450	$3,444,744
	13-Dec-2021	PSU	24,226	$3,040,146
Total			77,790	$9,761,950	23,245	$2,917,090
David R. Casper	14-Dec-2015	Awarded DSU			6,956	$872,935
	19-Dec-2016	Awarded DSU			6,674	$837,492
	18-Dec-2017	Awarded DSU			5,465	$685,789
	16-Dec-2019	PSU	34,076	$4,276,227
	14-Dec-2020	PSU	32,350	$4,059,615
	13-Dec-2021	PSU	27,014	$3,389,979
		Deferred DSU			14,569	$1,828,219
Total			93,440	$11,725,821	33,664	$4,224,435

(4)

The number of shares or units that have vested represents: i) aggregate annual cash bonuses the NEO voluntarily elected to defer into DSUs, ii) awarded DSUs that have vested, and iii) the dividend equivalents earned as additional DSUs.

(5)	The value of outstanding shares or units for DSUs, RSUs and PSUs is based on the closing price of a BMO common share on the TSX on October 31, 2022 ($125.49).

The value of PSUs assumes no performance adjustment. The market or payout value of vested share-based awards not paid out or distributed represents: i) aggregate annual cash bonuses the NEO voluntarily elected to defer into DSUs, ii) awarded DSUs that have vested, and iii) the dividend equivalents earned as additional DSUs.

80	Bank of Montreal Management Proxy Circular 2023

Incentive plan awards – Value vested or earned

The table below shows the value of option-based awards, share-based awards and non-equity incentive plan compensation that vested or was earned in fiscal 2022.

Name	Option-based awards – value vested during the year(1) ($)	Share-based awards – value vested during the year(2) ($)	Non-equity incentive plan compensation – value earned during the year(3) ($)
Darryl White	2,465,736	7,181,160	3,327,500
Tayfun Tuzun		650,194	742,462
Dan Barclay	653,297	4,133,400	2,656,500
Cameron Fowler	1,289,062	3,824,641	1,936,000
David R. Casper	918,099	3,896,643	1,601,832
(1)

The value of stock options that vested during the fiscal year is based on the difference between the grant price of the options and the closing price of a BMO common share on the TSX on the vesting date.

(2)

The value of share-based awards that vested during the fiscal year includes dividend equivalents earned on these awards during the period. Share-based awards are valued using a 20-day volume-weighted average of a BMO common share on the TSX calculated as at December 1, 2021 for RSU awards and a 10-day average of a BMO common share on the TSX calculated as at December 1, 2021 for

DSU awards. At vesting, the PSU awards received by Mr. White, Mr. Fowler and Mr. Casper, paid out at 100%, reflecting the bank’s three-year average adjusted return on equity of 14.1%, compared with a target level of 13%.
(3)

These are the annual cash incentive awards for 2022. The table includes the full amount of the annual cash bonus even if a portion was voluntarily deferred into DSUs. Mr. Tuzun’s and Mr. Casper’s amounts have been converted into Canadian dollars using an average exchange rate of US$1.00 = C$1.2918 in 2022.

Retirement benefits

Defined benefit pension plan table

Three of the NEOs participate in a defined benefit pension plan sponsored by the bank. Mr. Tuzun participates in the Employees’ 401(k) Savings Plan of Bank of Montreal/Harris and BMO Financial Corp. Non-Qualified Savings Plan and Mr. Barclay participates in the BMO Nesbitt Burns Employee Retirement Plan and Non-Qualified Savings Plan, which are defined contribution plans. The table below shows the pension benefits under the defined benefit pension plans, including the annual pension payable to the NEOs for three pension-eligibility time frames – year-end, at normal retirement (estimated) and at age 65 (estimated) – and accrued obligations determined on a defined benefit basis.

		Annual benefits payable (1)(2) ($)
Name	Number of years credited service	At year-end(3)	At normal retirement	At age 65	Accrued obligation at start of year(4) ($)	Compensatory change(5) ($)	Non-compensatory change(6) ($)	Accrued obligation at year-end(4) ($)
Darryl White	6.00	629,849	1,250,000	1,250,000	7,056,385	1,734,683	-2,750,239	6,040,829
Cameron Fowler	13.78	83,523	163,269	163,269	833,102	64,357	-318,455	579,004
David R. Casper(7)	35.00	732,461	732,461	732,461	9,380,888	—	-1,870,333	7,510,555
(1)	Annual benefits payable include all pension entitlements from the bank.
(2)	All annual benefits shown for Mr. Fowler and Mr. Casper reflect earnings as of October 31, 2022.
(3)	Annual benefits payable reflect the pension benefit earned as at year-end and do not reflect the reductions of benefits applied in the event of early retirement.
(4)

Accrued obligation is the present value of the accrued benefit, calculated using the same actuarial assumptions and methods used to calculate the pension liabilities set out in Note 21 in the consolidated financial statements. The assumptions reflect a best estimate of future events, so the values shown may not be directly comparable to similar estimates of pension liabilities disclosed by other corporations. Also, if an NEO is entitled to a lump sum payment on retirement, the lump sum payment may be significantly different compared to the accrued obligation due to differences between the lump sum assumptions (which depend on economic conditions at the time of retirement), and the assumptions used to prepare the consolidated financial statements. Mr. Casper reached the maximum service permitted under the Harris Plan (35 years) in 2013.
(5)

Compensatory change consists mainly of the service cost (the present value of the additional benefit earned during the year by virtue of accruing service) and differences between actual compensation and compensation estimated for actuarial purposes.

(6)

Non-compensatory change includes interest on the obligation and changes in assumptions, changes in exchange rates, non-compensatory plan experience (such as retirement behaviour other than as expected) and employee contributions

(7)	Mr. Casper’s accumulated values have been converted into Canadian dollars using the spot rate of US$1.00 = C$1.3625 at October 31, 2022 and US$1.00 = C$1.2376 at October 29, 2021.

Bank of Montreal Management Proxy Circular 2023	81

Defined contribution pension plan table

The table below describes the bank’s contributions to the Employees’ 401(k) Savings Plan of Bank of Montreal/Harris and BMO Financial Corp. Non-Qualified Savings Plan for Mr. Tuzun and Mr. Casper and the defined contribution pension from the BMO Nesbitt Burns Employee Retirement Plan for Mr. Barclay.

Name	Defined contribution pension Accumulated value at start of year ($)	Compensatory(1) ($)	Defined contribution pension Accumulated value at year-end ($)
Tayfun Tuzun(2)	76,927	32,618	123,939
Dan Barclay	266,215	97,500	342,777
David R. Casper(2)	5,985,279	45,213	5,912,817
(1)

The compensatory amount includes only the bank’s contributions to the BMO Nesbitt Burns Employee Retirement Plan on behalf of Mr. Barclay and to the Employees’ 401(k) Savings Plan of Bank of Montreal/Harris and the BMO Financial Corp. Non-Qualified Savings Plan on behalf of Mr. Tuzun and Mr. Casper. Both plans provide “above market investment earnings” and the amounts for Mr. Tuzun and Mr. Casper were converted at the exchange rate outlined in the notes to the summary compensation table. The BMO Nesbitt Burns Employee Retirement Plan requires a participant to contribute 2% of their earnings to an annual maximum of $3,000 and the bank contributes 4% of their earnings to an annual maximum of $4,500. The bank matches 100% of additional voluntary contributions equal to 2% of the participant’s earnings to a maximum of $3,000 per year. As a Group Head, Mr. Barclay receives an additional bank contribution of 18% of his earnings to an annual maximum of $90,000. Once these contributions reach statutory limits, they will be directed to a non-funded non-registered notional account. The Employees’ 401(k) Savings Plan of Bank of Montreal/Harris provides a 2% contribution of the participant’s earnings to a maximum earnings of $305,000 in 2022 and the bank matches 100% of additional contributions equal to 5% of their earnings (maximum of $305,000 in 2022). The BMO Financial Corp. Non-Qualified Savings Plan provides a core contribution of 2% of earnings above the 401(k) limit of $305,000 to a maximum of $500,000 as well as a match of 100% of additional contributions equal to 5% of salary in excess of the limit up to $500,000 or $195,000 in 2022.
(2)

Mr. Tuzun’s and Mr. Casper’s accumulated values have been converted into Canadian dollars using the spot rate of US$1.00 = C$1.3625 at October 31, 2022 and US$1.00 = C$1.2376 at October 29, 2021. The compensatory value has been converted into Canadian dollars using the average exchange rate of US$1.00 = C$1.2918 at fiscal 2022 year-end.

82	Bank of Montreal Management Proxy Circular 2023

Termination and change of control benefits

The table below explains how the components of the executive compensation program for the NEOs are treated under five termination scenarios, and where applicable the incremental payment.(1)

Compensation element	Resignation	Termination with cause	Termination without cause	Retirement (early or normal)	Change of control

Base pay (salary)	Ceases immediately	Ceases immediately	Severance paid as a lump sum or salary continuation	Ceases upon voluntary retirement	No incremental payment

Short-term incentive plan (bonus)	Forfeited	Forfeited	As negotiated	Pro-rated for the year	No incremental payment

Bank mid-term incentive plan (RSUs and PSUs)	Forfeited	Forfeited	Normal vesting and payout dates apply Units are forfeited if non-solicit or non-compete provisions are breached or if employee engaged in misconduct while employed	Normal vesting and payout dates apply Units are forfeited if non-solicit or non- compete provisions are breached or if employee engaged in misconduct while employed	Normal vesting and payout dates apply

Long-term incentive plan	All options are	All options are	Unvested options are	Normal expiry for all	Upon termination other
(stock options)	cancelled	cancelled

cancelled. Vested options

expire the earlier of normal expiry or 90 days after termination. If non-solicit or

non-compete provisions are breached, vested options are cancelled. However, if employee is at retirement age, the retirement provisions apply instead

				options. If non-solicit or non-compete provisions are breached, all options are cancelled	than for cause within 24 months after change of control, all options become fully vested and will expire within 90 days

Deferred share units	Units are redeemed if vested, otherwise forfeited	Units are redeemed if vested, otherwise forfeited(2)	Units are redeemed if vested, otherwise forfeited	Units are redeemed	Units remain outstanding

BMO Canada Pension Plan Executive Supplementary Pension Plan	No incremental payment	No incremental payment

No incremental payment from the BMO Canada Pension Plan

For Supplementary Plan, prior to age 55, bonus- related pension provision (1.25% of best average earnings less the average pensionable salary, multiplied by Canadian credited service) is payable

				No incremental payment	No incremental payment(3)

BMO Nesbitt Burns Employee Retirement Plan Employees’ Retirement Plan of Bank of Montreal/Harris Employees’ 401(k) Savings Plan of Bank of Montreal/Harris	No incremental payment	No incremental payment	No incremental payment	No incremental payment	No incremental payment

Benefits	None	None	None	None	None

Perquisites	Cease	Cease	Subject to negotiation	Cease	No incremental payment

(1)	Mr. White, Mr. Tuzun, Mr. Barclay and Mr. Fowler have employment agreements that specify their termination and change of control benefits:
•	For Mr. White, there is no incremental payment on resignation, termination with cause or retirement. His payment on termination without cause equals two years of credited service under the pension plan plus a severance payment of two times his current base salary and target cash bonus. He receives a payment on change of control if he is terminated without cause within 24 months of the change of control. The payment is the same as he receives on termination without cause. Termination without cause includes voluntary termination within 24 months of a change of control where one of the following has occurred: (i) a material reduction of the role, responsibilities and/or duties of the executive or of the person to whom they report, (ii) a material reduction of the executive’s base salary, or (iii) a change of geographic location.
•	For Mr. Tuzun, Mr. Barclay and Mr. Fowler, there is no incremental payment on resignation, termination with cause or retirement. Their payment on termination is a severance payment of two times target total cash (1.5 times for Mr. Tuzun).
(2)	DSUs granted on or after December 2013 that have vested may be forfeited on termination with cause.
(3)

Mr. White is entitled to an enhanced pension benefit provided via a bank-funded, non-registered agreement defining his overall pension arrangement, which on a change of control entitles him to $250,000.

Bank of Montreal Management Proxy Circular 2023	83

The table below shows the estimated incremental payments to each NEO at, following, or in connection with each of the termination scenarios as at October 31, 2022(1), unless otherwise indicated. The table includes severance amounts for those NEOs whose severance payments are governed by written employment agreements, but does not include amounts to which an NEO may be entitled under common law or civil law.

Name	Type of payment	Resignation ($)	Termination with cause ($)	Termination without cause ($)	Retirement (early or normal) ($)	Change of control(2) ($)
Darryl White	Total cash severance	0	0	7,500,000	0	7,500,000
	Stock options	0	0	0	0	6,526,962
	Pension	0	0	250,000	0	250,000
	Total	0	0	7,750,000	0	14,276,962
Tayfun Tuzun	Total cash severance	0	0	2,083,028	0	2,083,028
	Stock options	0	0	0	0	0
	Pension	0	0	0	0	0
	Total	0	0	2,083,028	0	2,083,028
Dan Barclay	Total cash severance	0	0	6,000,000	0	6,000,000
	Stock options	0	0	0	0	4,001,177
	Pension	0	0	0	0	0
	Total	0	0	6,000,000	0	10,001,177
Cameron Fowler	Total cash severance	0	0	4,400,000	0	4,400,000
	Stock options	0	0	0	0	2,905,673
	Pension	0	0	25,839	0	25,839
	Total	0	0	4,425,839	0	7,331,512
David R. Casper	Total cash severance	0	0	0	0	0
	Stock options	0	0	0	0	2,184,986
	Pension	0	0	0	0	0
	Total	0	0	0	0	2,184,986

(1)

The estimated incremental benefit calculations assume the NEO ceased to be an employee on October 31, 2022. Values are based on the closing price of a BMO common share on the TSX on October 31, 2022 ($125.49). Incremental payments in U.S. dollars have been converted at US$1.00 = C$1.2918.

•	Severance payments for Mr. White, Mr. Tuzun, Mr. Barclay and Mr. Fowler are governed by employment agreements. Mr. White’s termination without cause includes voluntary termination by the executive within 24 months of a change of control where one of the following has occurred: (i) a material reduction of the role, responsibilities and/or duties of the executive or of the person to whom he reports, (ii) a material reduction of the executive’s base salary, or (iii) a change of geographic location (“Good Reason”).
•	Stock option values shown are the in-the-money amount of options vesting earlier than normal, reflecting the value realized assuming all options were exercised on October 31, 2022. Accelerated vesting of all stock options would occur if the NEO’s employment terminates, other than for cause, within 24 months of the change of control, and all options expire within 90 days thereafter. Options do not vest automatically on a change of control without termination of employment.
•	Pension payments for Mr. White are governed by his employment agreement. Payments for Mr. Fowler are governed by the BMO Canada Pension Plan and the Executive Supplementary Pension Plan, for Mr. Barclay by the BMO Nesbitt Burns Employee Retirement Plan, for Mr. Tuzun by the Qualified 401(k) and Non-Qualified Savings Plans and for Mr. Casper by the Employees’ Retirement Plan of the Bank of Montreal/Harris.
(2)

Reflects amounts in the event of a termination without cause following a change of control or a voluntary termination by the executive for Good Reason within 24 months of a change of control. Statutory benefits have not been included in the table. For the definition of a change of control for the stock option plan, refer to page 83. For the purposes of the enhanced pension benefit for Mr. White, a change of control is the result of a merger, amalgamation, consolidation of operations or purchase of the bank. The enhanced pension benefit requires a change of control and termination without cause in order for severance payments to be made.

84	Bank of Montreal Management Proxy Circular 2023

Additional information about the long-term incentive plans

Stock option plans

The bank’s stock option plan is the only compensation plan under which the bank issues equity securities. Shareholders approved the stock option plan in 1995, and approved an amendment to increase the number of shares that may be issued under the plan at the annual meeting of shareholders on March 31, 2020.

Dilution impact of long-term incentive plan

At any time, there are a number of options available to be issued, plus options outstanding that have not yet been exercised. These are known as overhang. To reduce the future dilutive effects stock options have on share values, the committee has established a guideline limiting overhang to 7.5% or less of the total number of issued and outstanding shares. The bank also monitors the outstanding number of options (dilution), and the number of options issued each year (burn rate).

The table below shows these key measures, and the management of stock option awards to minimize the dilutive effect on shareholders.

	Measure (shown as a % of issued and outstanding shares as of October 31, 2022)
	2022	2021	2020
Overhang The total number of options available to be issued, plus all options outstanding that have not yet been exercised, expressed as a percentage of 677,281,567, the total number of issued and outstanding shares at the end of the fiscal year	2.61%	2.84%	3.10%
Dilution The number of options issued but not exercised, expressed as a percentage of the total number of issued and outstanding shares at the end of the fiscal year	0.88%	0.88%	1.00%
Burn rate The number of stock options granted in the applicable fiscal year, expressed as a percentage of the weighted-average number of outstanding shares for the applicable fiscal year	0.15%	0.15%	0.15%

Securities authorized for issuance under the equity compensation plans

The following table shows (at October 31, 2022):

•	Shares to be issued when outstanding options under the stock option plan are exercised;
•	Remaining number of shares available for issue under the stock option plan.

Shareholders have approved all equity compensation plans that involve issuing shares.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	Weighted- average exercise price of outstanding options, warrants and rights (2)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column 1) (3)
Equity compensation plans approved by the security holders	5,976,870	$98.12	11,680,041
Equity compensation plans not approved by the security holders	nil	nil	nil
Total	5,976,870	$98.12	11,680,041

Bank of Montreal Management Proxy Circular 2023	85

Bank’s stock option plan – Issuance limits

Eligibility	Options granted to employees of the bank and its affiliates (including employees on a temporary leave of absence) at the committee’s discretion.

Maximum number of shares issuable	84,200,000 shares (representing 12.43% of issued and outstanding shares as at October 31, 2022).

Currently issued (dilution)	5,976,870 shares issuable upon exercise of outstanding options (representing 0.88% of the bank’s issued and outstanding shares as at October 31, 2022).

Available for issue	11,680,041 shares remaining available for issuance (representing 1.73% of the bank’s issued and outstanding shares as at October 31, 2022).

Other limits

The number of shares issuable to insiders, at any time, under all security-based compensation arrangements, cannot exceed 10% of the issued and outstanding shares.

The number of shares issued to insiders, within any one-year period, under all security-based compensation arrangements, cannot exceed 10% of the issued and outstanding shares.

The maximum number of shares reserved for issuance under options to any one participant cannot exceed 5% of the shares then issued and outstanding.

Committee guideline (overhang)	The committee adopted a guideline that the total number of options available for issue, plus all options outstanding that have not yet been exercised, should be 7.5% or less of the total number of the bank’s issued and outstanding shares.

Bank’s stock option plan – Conditions

Maximum term	Expires 10 years from date of grant. If the expiry falls during a bank trading blackout period, the term is extended to the fifth business day after the blackout period is lifted. Any option holder who is a U.S. taxpayer is excluded from this provision.

Exercise price	Equal to the closing price of the shares on the TSX on the trading day immediately preceding the date of grant.

Vesting and exercise of options

Stock options must vest before they can be exercised. Stock options granted on or after December 2013 vest in equal tranches of 50% on the third and fourth anniversaries of their grant date. Options granted prior to December 2013 vest in equal tranches over a four-year period starting from their grant date. Options cannot vest prior to the first anniversary of the grant date.

The committee may outline different vesting terms in the participant’s award acknowledgement (as of 2013).

The committee has full discretion to determine the number of options to be granted in the form of standard options and those with growth in share price conditions.

Expiry of options

Options expire on the tenth anniversary of the grant date. For participants whose retirement, death or permanent disability occurs before January 1, 2020, options expire on the earlier of the tenth anniversary of the grant date and the fifth anniversary of the date of retirement, death or long-term disability.

Options are forfeited if a participant resigns or is terminated for cause. For termination without cause, the participant may exercise outstanding exercisable options within 90 days of termination. All remaining options are then forfeited.

Transfer/assignment	Only by will or under succession laws.

Forfeiture on detrimental act committed while employed	All or a portion of a former executive’s vested and non-vested options may be forfeited if it is discovered that they committed an act detrimental to the bank while they were still employed by the bank.

Forfeiture on competition	Options may be forfeited where a retired participant, a participant on permanent disability or a participant who was terminated without cause competes with the bank or solicits the bank’s employees, customers or suppliers during their restricted period.

Stock appreciation rights	The plan permits the granting of stock appreciation rights (SARs) in lieu of or in tandem with option grants on substantially the same terms as options except that the market price on exercise shall be the weighted-average trading price of the shares for the five trading days prior to exercise. On exercise, SARs entitle the holder to receive a cash payment equal to any increase in the market price of a share from the date of grant to the exercise date. No SARs are outstanding.

Change of control	If an executive is terminated (other than for cause) within 24 months of a change of control, the executive’s options vest immediately and the executive has 90 days to exercise.

86	Bank of Montreal Management Proxy Circular 2023

Plan changes	The committee or board of directors may amend, modify or terminate the plan at any time as long as any changes do not decrease entitlements that have accrued prior to the date of change. Shareholders must approve the following changes:
(i) increasing the number of shares reserved for issue under the plan;

(ii) reducing the exercise price of an award (the cancellation or termination of an award of a plan participant prior to its expiry date for the purpose of re-issuing awards to the same plan participant shall be treated as an amendment to reduce the exercise price of an award);

(iii) extending the term of an award beyond the expiry date (except where an expiry date would have fallen within a blackout period of the bank);
(iv) extending eligibility to participate in the plan to non-employee directors;
(v) allowing options or stock appreciation rights to be transferred other than for normal estate settlement purposes;
(vi) extending the expiry date of an option beyond 10 years from its grant date (except where an expiry date would have fallen within a blackout period of the bank);
(vii) allowing awards, other than options and stock appreciation rights, to be made under the plan;
(viii) deletion of or reduction to the range of amendments which require shareholder approval under the plan.
Amendments which may be made without shareholder approval include: amendments of a “housekeeping” nature, the addition of covenants of the bank to protect participants, adjustments to outstanding options in the event of certain corporate transactions, specifying practices for applicable withholding taxes, a change to the vesting provisions of an option and a change to the termination provisions of an option, which does not involve extending the term of the option beyond its original expiry date.

Exercise process	(i) Executives open a BMO brokerage account.

(ii) When the option is exercised, the account is debited for the amount of the strike price and, to the extent that the amount debited exceeds available funds in the account, the executive is charged interest at the same rate charged to customers for purchases of securities on margin.

(iii)  When an executive has elected to sell all or some of the shares issued after exercising the options, the brokerage firm retains a portion of the sale proceeds to cover the strike price, applicable commissions and taxes and debit interest.

(iv) When an executive has elected to hold the shares issued after exercising the options, the executive must pay the strike price, applicable commissions and taxes and debit interest.
An executive may also elect to surrender their in-the-money options a day prior to expiry in exchange for shares equivalent in value to the in-the-money amount.

Clawback

Up to 100% of the benefit associated with an executive’s unexercised options may be clawed back if, through the executive’s misconduct or gross negligence in managing risk, BMO or BMO Financial Corp. suffers, or could suffer, a consequential financial or reputational loss or is required to restate its financials.

Up to 100% of the benefit received from exercising stock options in the past 36 months may be clawed back if there is, or could be, a financial restatement or misconduct, as per bank policy.

BMO Capital Markets variable compensation plan – Key features

Eligibility	BMO Capital Markets employees (excluding the BMO Capital Markets CEO)

Form of award	Cash or restricted share units (RSUs)

Pool funding

A global pool is established based on a fully expensed model driven by Net Income before Bonus and Taxes.

The pool incorporates a BMO Capital Markets ROE measure.

The pool is fully adjusted for actual loan losses (excluding provisions on performing loans), and may also be adjusted to reflect other considerations such as risk and total bank performance.

Form of award(1)

Individual awards are apportioned between cash and RSUs, based on the nature of the role and compensation level.

The cash portion can be voluntarily deferred into DSUs.

All material risk-takers in BMO Capital Markets receive at least 40% of their incentive award in RSUs. See page 88 for more information on material risk-takers.

RSU terms

•  Value of the RSUs is based on the share price.

•  Vest and pay out either a) in instalments over a period of three years or b) at the end of three years.

•  Earn dividend equivalents as additional RSUs.

•  Non-vested units are forfeited on resignation.

•  Continue to vest upon retirement or termination without cause, subject to a non-compete provision and/or non-solicit provision.

•  Non-vested RSUs are forfeited if a participant committed an act while employed with the bank that would have led to termination for cause.

Clawback

Cash, RSUs and DSUs paid out in the past 36 months may be clawed back if there is a financial restatement, and if there is or could be significant financial or reputational harm to the bank through employee misconduct or negligence in managing risk, as per bank policy.

Payouts of RSU equity awards may be reduced or eliminated based on information that would have negatively impacted the size of an award when it was granted.

(1)	For BMO Capital Markets employees whose awards are governed by the Capital Requirements Directive (CRD), the structure of awards aligns with those prescribed by legislation.

Bank of Montreal Management Proxy Circular 2023	87

Other financial information

This section of the management proxy circular contains information about compensation plans and employees with the ability to expose the bank to material amounts of risk (material plans and material risk-takers) and is consistent with the FSB Principles and Standards for Sound Compensation Practices and the Pillar 3 Disclosure Requirements of the Basel Committee on Banking Supervision.

The committee is accountable for establishing and approving compensation policies and philosophies for BMO Financial Group’s material plans and employees. Its overall approach is consistent with the approach it takes to executive compensation, with appropriate modifications to comply with requirements in local jurisdictions:

•	Tie variable pay awards and payouts to the bank’s objectives, business performance targets, Purpose and strategic priorities, shareholder returns and risk profiles.
•	Consider individual performance and adherence to BMO’s Code of Conduct when determining variable pay.
•	Require material risk-takers to defer a significant portion of their variable pay.

See Executive Compensation starting on page 41 for information about executive compensation and the committee’s role.

Material plans

The committee annually approves the criteria for identifying material plans and the subsequent list of material plans, after receiving input from the bank’s management oversight committees, comprising Risk, Audit, Finance, Human Resources and Legal and Regulatory Compliance groups.

Three factors are considered when determining whether a compensation plan is deemed material:

•	Whether the compensation plan includes material risk-takers.
•	The total annual compensation spend of the plan.
•	The judgment of the Enterprise Compensation Oversight Committee.

The committee also approves:

•	The list of material plans.
•	Annual funding for the material plan variable pay pools, after review by the management oversight committees and CEO.
•	Design changes to material plans, after review by the management oversight committees and CEO (see page 48 for more information about the management oversight committees).

Material risk-takers

The committee has approved the following criteria for identifying material risk-takers:

•	All Senior Vice-Presidents and above in the bank.
•	Certain roles in BMO Capital Markets, Corporate Treasury and BMO Wealth Management that could have a material impact on the bank’s risk profile.

The following standards apply to the compensation of material risk- takers:

•	Non-financial metrics (such as risk limits exceeded, misconduct or unsatisfactory audit reports) are consolidated in performance assessments and compensation decisions.
•	Variable pay reflects pay for performance and appropriate risk measures.
•	Deferred compensation for this group is at least 40% of their total variable pay.

Compensation tables for material risk-takers

Cash compensation paid has been converted into Canadian dollars at an average rate of exchange of US$1.00 = C$1.2918,

£1 = C$1.6186, 1 HKD = C$0.1649 and 1 euro = C$1.3757 in fiscal 2022, and US$1.00 = C$1.2554, £1 = C$1.7265, 1 HKD = C$0.1616 and 1 euro = C$1.4962 in fiscal 2021.

Equity awards granted have been converted into Canadian dollars using the November month-end spot rate of US$1.00 = C$1.344050, £1 = C$1.620252, 1 HKD = C$0.172198 and 1 euro = C$1.399492 in fiscal 2022, and US$1.00 = C$1.27855, £1 = C$1.697914, 1 HKD = C$0.163994 and 1 euro = C$1.447638 in fiscal 2021.

88	Bank of Montreal Management Proxy Circular 2023

Total direct compensation awarded in fiscal 2022 and 2021

	2022		2021
Category(1)	Senior executives	Other material risk-takers	Senior executives	Other material risk-takers
Number of employees	11	178	11	153
Total fixed pay (non-deferred) ($)	7,350,160	63,960,325	7,306,480	53,885,140
Total variable pay
Cash (non-deferred) ($)	16,403,844	163,455,119	15,249,430	140,476,171
Cash (deferred) ($)	725,400	1,687,414	305,000	4,222,773
Share-based (deferred) ($)	33,696,069	181,375,465	32,693,287	190,936,662
Option-based (deferred) ($)	7,806,598	11,255,535	6,641,937	10,086,404
Total variable pay ($)(2)	58,631,911	357,773,533	54,889,654	345,722,010
Total direct compensation ($)	65,982,071	421,733,858	62,196,134	399,607,150
(1)	Employees who have left the bank during the year are included in these categories. Senior executives are the bank’s most senior executives.
(2)	Total variable pay represents the total of cash (excluding fixed compensation), share-based and option-based.

Deferred compensation outstanding and paid out in fiscal 2022 and 2021

	2022		2021
Category(1)	Senior executives	Other material risk-takers	Senior executives	Other material risk-takers
Cash
Vested ($)	0	1,717,492	0	1,588,161
Unvested ($)	0	3,374,369	0	3,138,189
Share-based(1)(2)
Vested ($)	21,611,026	23,968,885	27,109,940	35,425,953
Unvested ($)	128,083,144	423,582,335	113,138,599	434,318,853
Option-based(1)(3)
Vested ($)	26,024,586	16,327,142	23,473,811	28,607,634
Unvested ($)	23,783,199	26,913,602	41,904,414	54,145,827
Paid in the fiscal year ($)	35,143,803	144,920,729	33,309,496	96,011,461
(1)	Based on the closing price of a BMO common share on the TSX on October 31, 2022 ($125.49) and October 29, 2021 ($134.37).
(2)	The value of vested and unvested share-based awards equals the number of outstanding units on October 31, 2022 multiplied by the closing share price.
(3)

The value of vested and unvested in-the-money options is equal to the difference between the grant price of the options and the closing share price on October 31, 2022. Vested options include options that have vested and cannot be exercised because they have not met the price condition hurdles.

Outstanding share-based and option-based awards are subject to implicit adjustments (share price fluctuation) and explicit adjustments (risk adjustments, clawback or forfeiture). In 2022 and 2021, no reductions were taken due to explicit adjustments and there were no implicit adjustments.

Other compensation paid

In 2022, severance payments of $13.6 million were agreed to for eight material risk-takers and $9.7 million was paid out to eight material risk-takers. In 2021, severance payments of $4.9 million were agreed to for three material risk-takers and $16.4 million was paid out to 16 material risk-takers. These amounts do not include cash bonuses paid in each year. The severance payments awarded were aligned with common law practice. No senior executive received or was awarded severance in fiscal 2022 or 2021.

In 2022, the bank paid $9.1 million in guaranteed bonuses to five material risk-takers. It also paid $19.7 million in sign-on payments to five material risk-takers. In 2021, the bank paid $10.3 million in guaranteed bonuses to four material risk-takers. It also paid $5.7 million in sign-on payments to one senior executive and $4.1 million in sign-on payments to six material risk-takers.

Information about the highest severance awarded for 2022 and 2021 has been disclosed to OSFI on a confidential basis.

Bank of Montreal Management Proxy Circular 2023	89

OTHER INFORMATION

Related party transactions

The Audit and Conduct Review Committee’s Charter sets out its responsibilities for:

(i)	overseeing the effectiveness of self-dealing identification and procedures established by management for related and affected parties and monitoring compliance with applicable laws;
(ii)

reviewing and approving as considered appropriate practices to identify related party transactions that could have a material effect on the stability or solvency of the bank, and the measurement criteria and benchmarks for permitted related party transactions;

(iii)	reviewing and, if advisable, approving the terms and conditions of related party loans that exceed established benchmarks; and
(iv)	reviewing reports to the Audit and Conduct Review Committee on related and affected party transactions.

For the fiscal year ending October 31, 2022, BMO’s Chief Compliance Officer advised the Audit and Conduct Review Committee there were no transactions that required reporting to or approval of the Audit and Conduct Review Committee and certified the effectiveness of the procedures used by the bank and its designated subsidiaries for identifying and monitoring related and affected party transactions to comply with applicable laws.

Indebtedness

As at January 31, 2023, we were not aware of any current or former directors, nominated directors, executive officers and employees, or any of their respective associates, having outstanding loans to BMO or our subsidiaries other than routine indebtedness. We were also not aware of any outstanding loans to another entity that was the subject of a guarantee, support agreement, letter of credit or other similar agreement or undertaking provided by BMO or our subsidiaries.

We do not make personal loans to our directors and executive officers, as defined by the United States Sarbanes-Oxley Act of 2002, unless the loans meet the requirements of this law.

The table below presents the indebtedness of anyone who is, or was during the most recently completed fiscal year, a director or executive officer of BMO, a nominated director of BMO, or an associate of any of these persons, except routine indebtedness as defined in securities legislation and indebtedness that has been repaid entirely at the date of this circular. We are not required to disclose routine indebtedness as Canadian securities laws define it.

Name and principal position	Involvement of bank or subsidiary	Largest amount outstanding during fiscal year ended October 31, 2022	Amount outstanding as at January 31, 2023	Financially assisted securities purchases during fiscal year ended October 31, 2022	Amount forgiven during fiscal year ended October 31, 2022
Sharon Haward-Laird General Counsel	Bank of Montreal (lender)	$2,780,538.82	$2,136,643.88 (1)	—	$0
(1)

Amount includes: (a) a conventional mortgage with outstanding amount of $1,735,970.21, secured by residence, 5 years closed fixed rate mortgage with the rate of 1.93%, maturity date of June 1, 2026; and (b) a conventional mortgage with outstanding amount of $400,673.67, secured by secondary property, 5 years closed fixed rate mortgage with the rate of 3.49%, maturity date of February 1, 2024.

The table below shows total employee loans outstanding to us or our subsidiaries at January 31, 2023:

To us or our subsidiaries
Total indebtedness (other than routine indebtedness)	$10,055,810.82

90	Bank of Montreal Management Proxy Circular 2023

Insurance

We pay for liability insurance for our directors and officers to provide coverage in circumstances where we do not, or are not permitted to, indemnify our directors and officers for their acts and omissions.

Coverage is $300,000,000, has no deductible, and we renew the coverage annually. We paid a net premium of $2.02 million to renew the coverage in 2023.

Normal course issuer bid

BMO’s 2019-2020 normal course issuer bid (NCIB) expired on June 2, 2020. On February 25, 2020, BMO announced its intention, subject to the approval of OSFI and the TSX, to establish a new NCIB that would permit BMO to purchase for cancellation up to 12 million common shares over a 12-month period, commencing on or about June 3, 2020. The renewal process was put on hold in light of OSFI’s expectations, effective from March 13, 2020 to November 4, 2021, that federally regulated financial institutions not undertake common share repurchases. On December 3, 2021, BMO announced its intention, subject to the approval of OSFI and the TSX, to establish a new NCIB that would permit BMO to purchase for cancellation up to 22.5 million common shares over a 12-month period. On December 20, 2021 BMO announced it will not proceed with establishing a new NCIB following the announcement of its agreement to indirectly acquire Bank of the West and its subsidiaries. During the fiscal years ended October 31, 2020, 2021 and 2022, BMO did not repurchase any of its common shares for cancellation.

You can ask us for a free copy of the notices filed with the TSX in respect of BMO’s previous NCIBs by contacting us directly:

Bank of Montreal

Corporate Secretary’s Department

100 King Street West

1 First Canadian Place, 21st Floor

Toronto, Ontario, Canada M5X 1A1

Telephone: 416-867-6785

Email: corp.secretary@bmo.com

Director approval

The board has approved the content of this circular for distribution to shareholders.

Paul Noble

SVP, Chief Legal Officer, Enterprise Legal & Corporate Secretary

February 6, 2023

Board mandate

The Board of the Bank is responsible for supervising the management of the business and affairs of the Bank. In carrying out these responsibilities and discharging its obligations, the Board will, either directly or through its committees, perform the duties set out in this Board Mandate and such other duties as necessary or appropriate, including:

1.	Culture, Purpose and Integrity

1.1	Approving and monitoring compliance with BMO’s Code of Conduct and monitoring the Bank’s performance against its Purpose; and
1.2

satisfying itself, to the extent feasible, as to the integrity of the Chief Executive Officer and other executive officers and that the Chief Executive Officer and other executive officers create a culture of integrity throughout the organization.

2.	Governance

2.1

providing stewardship and using its collective expertise, skills, experiences and competencies, to probe, provide proactive, timely, objective and thoughtful guidance to, and oversight of, senior management;

2.2	developing the Bank’s approach to corporate governance, including establishing and maintaining a set of corporate governance principles and guidelines;
2.3	establishing appropriate structures and procedures to allow the Board to function independently of management;
2.4	establishing Board committees, appointing Board committee chairs and approving their respective charters to assist the Board in carrying out its duties and responsibilities;
2.5

evaluating, on a regular basis, the Board, its committees and individual directors, and reviewing the size, composition and policies of the Board and its committees with a view to the effectiveness, contribution, skills and independence of the Board and its members;

2.6	approving the Bank’s Board Approval/Oversight Guidelines, which set out the roles and responsibilities of the Board and management; and
2.7

overseeing the process pursuant to which the Office of the Superintendent of Financial Institutions (“OSFI”) is to be promptly notified of any potential changes to the membership of the Board and senior management.

Bank of Montreal Management Proxy Circular 2023	91

3.	Strategic Planning Process

3.1

overseeing the Bank’s strategic planning process and annually approving a strategic plan, which takes into account, among other things, the opportunities and risks of the Bank’s business, its risk appetite, its environmental, social and governance strategy, levels of capital and liquidity, emerging trends, and the competitive environment in the industry;

3.2	supervising the implementation and effectiveness of the Bank’s approved strategic and operating plans taking into consideration its risk appetite framework;
3.3

reviewing, approving and monitoring performance against the Bank’s financial objectives, plans and actions, including significant capital allocations and expenditures and the declaration of dividends; and

3.4	reviewing and approving all major initiatives, corporate decisions and transactions, as well as applicable funding transactions.

4.	Risk Management, Internal Controls and Organizational Structure

4.1	overseeing that processes are in place to identify the principal risks of the Bank’s businesses and requiring the implementation of appropriate systems to measure and manage these risks;
4.2	reviewing and approving at least annually the Risk Appetite Framework (as defined in the Risk Review Committee charter);
4.3	monitoring risk management activities for sufficient independence, status and visibility;
4.4

reviewing and approving at least annually significant policies and practices that require respect for, and compliance with, applicable legal, regulatory and internal requirements and obtaining reasonable assurance about the Bank’s compliance;

4.5	overseeing the Bank’s internal controls and management information systems and monitoring their integrity and effectiveness;
4.6	reviewing reports provided by management on the effectiveness of internal control over financial reporting;
4.7	reviewing and approving at least annually the Bank’s organizational structure; and
4.8	satisfying itself, to the extent feasible, that the Chief Executive Officer and other executive officers promote an appropriate and sound risk culture throughout the organization.

5.	Communications and Public Disclosure

5.1	reviewing and approving the Bank’s significant disclosure documents including financial statements;
5.2

approving the Bank’s disclosure policy that provides for timely and accurate disclosure to analysts, shareholders, employees and the public that meets all applicable legal and regulatory requirements and guidelines;

5.3	periodically assessing the Bank’s Shareholder Engagement Policy and monitoring feedback received from the Bank’s stakeholders; and
5.4

overseeing a process whereby shareholders and other stakeholders may communicate directly with the Bank’s independent directors through the Chair of the Board by furnishing publicly available instructions in the Bank’s management proxy circular and/or on its website.

6.	Evaluation and Succession Planning

6.1

overseeing the Bank’s succession planning processes including the appointment, training, compensation and performance assessment of the Chair of the Board, Board committee chairs, independent directors, the Chief Executive Officer and other senior executives as well as the heads of the oversight functions;

6.2

establishing annual performance expectations and corporate goals and objectives for the Chief Executive Officer, monitoring progress against those expectations and dismissing and replacing the Chief Executive Officer as necessary;

6.3	approving the selection criteria for new directors, nominating directors for election, appointing Board committee members, and reviewing the independence of directors; and
6.4

establishing expectations and responsibilities of the Chair of the Board, the Chief Executive Officer, the chairs of each committee of the Board and other directors, which includes the approval of the position descriptions for each of the foregoing.

7.	Definitions

“Bank” means Bank of Montreal and as the context requires, subsidiaries of the Bank.

“Board” means the Board of Directors of Bank of Montreal.

Updated August 30, 2022

92	Bank of Montreal Management Proxy Circular 2023

SHAREHOLDER PROPOSALS

Mouvement d’éducation et de défense des actionnaires (MÉDAC), 82 Sherbrooke Street West, Montréal, Québec, H2X 1X3 submitted three proposals. An English translation and MÉDAC’s supporting comments, and the bank’s response, are set out in full below. Of these MÉDAC proposals, Proposal No. 1 is submitted for your vote. MÉDAC has agreed not to submit the two “Withdrawn Proposals”. The Bank has agreed with MÉDAC to include these withdrawn proposals in the circular for informational purposes only. They are not part of the formal business of the meeting.

Proposal No. 1

Advisory Vote on Environmental Policies

Be it proposed that the Bank adopt an annual advisory voting policy regarding its environmental and climate objectives and action plan.

Supporting statement

We tabled this proposal at the 2022 annual meetings and it received strong support from TD (25.4%), CIBC (22.7%), National Bank (22%), Royal Bank (20.2%), Scotiabank (19.3%) and BMO (15%). Furthermore, Laurentian Bank has agreed to implement a non-binding advisory vote on the environment once it has established the reference level for its funded emissions.

According to the most recent report published by Rainforest1, the five major banks provided in excess of $131bn to oil companies in 2021, an increase compared to 2020:

Global Positioning

Rank among institutions	Name of Bank	Financing
5	RBC	38,757bn
9	Scotia	30,402
11	TD	21,154
15	BMO	18,781
20	CIBC	22,218

Note that these five major banks have lent or underwritten nearly $700bn to fossil fuel companies since the Paris Climate Agreement was signed in December 2015.

One may question the extent to which they intend to fulfil their commitment to join the Net Zero Banking Alliance (NZBA) launched by former Bank of Canada Governor Mark Carney in 2015 and to play a leading role in financing the climate transition to achieve net zero emissions by 2050.

We therefore reiterate our proposal to implement a non-binding advisory vote so that shareholders can express their satisfaction or dissatisfaction with the Bank’s environmental policy.

BMO’s Response

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL BECAUSE BMO HAS ESTABLISHED ROBUST ENVIRONMENTAL POLICIES, INCLUDING A CLIMATE STRATEGY ALIGNED WITH THE NET ZERO BANKING ALLIANCE AND OTHER CREDIBLE FRAMEWORKS, AND PROVIDES REGULAR UPDATES ON ENVIRONMENTAL MATTERS, INCLUDING CLIMATE CHANGE, THROUGH ITS SUSTAINABILITY AND CLIMATE REPORTS.

The board respectfully requests that shareholders vote AGAINST this proposal because it is unnecessary given BMO’s existing environmental policies, climate strategy and commitments, our in-depth climate-related disclosure, the comprehensive governance structure we have put in place to monitor and manage both environmental and climate-related issues, and the active role of the board and management in environmental and climate oversight at the Bank. Management has taken concrete steps to develop and implement a robust and credible climate strategy.

Climate strategy is an integral part of our overall strategy that is approved by the board and cannot be delegated to shareholders. It is the board’s responsibility to oversee all risks to the Bank,

1	Banking on Climate Chaos - Fossil Fuel Finance Report 2022 https://www.bankingonclimatechaos.org//wp-content/themes/bocc-2021/inc/bcc-data-2022/BOCC_2022_vSPREAD.pdf

Bank of Montreal Management Proxy Circular 2023	93

including climate, and the board must be able to exercise its best judgment in these matters.

Our annual Climate Report is aligned with the recommendations of the Task Force on Climate-Related Financial Disclosures and outlines our climate action plan, which you can read about in our 2022 Climate Report. Further, you can read about our progress against our climate commitments in both our 2022 Climate Report and our 2022 Sustainability Report.

In 2021, we launched our Climate Ambition, a Purpose-aligned commitment to be our clients’ lead partner in the transition to a net zero world. To bolster this commitment, BMO joined the United Nations Environment Programme (UNEP) supported Net Zero Banking Alliance (NZBA), which established a robust and credible framework for banks to align their financing activities with ambitious net zero by 2050 climate goals. BMO’s Climate Ambition involves quantification and disclosure of financed emissions and intermediate (2030) and longer-term (2050) targets developed using robust, science-based guidelines. Details can be found in our 2022 Climate Report. This approach follows the methodology of the Partnership for Carbon Accounting Financials (PCAF), with target setting being guided by the principles of the NZBA.

BMO is in the process of implementing our NZBA commitments, including the development of transition action plans and public disclosure summarizing our approach. Additionally, BMO has a Carbon-Related Assets Board level key risk metric in relation to BMO’s risk appetite for Environmental and Social Risk. BMO’s climate risk scenario analysis program has been advancing in response to regulatory developments in this area. Further, we have incorporated environmental and climate considerations, including considerations linked to scope 3 greenhouse gas emissions and transition action plans, into our internal risk processes for certain sectors that carry greater exposure to environmental and climate-related risks. As demonstrated by our commitments, processes and disclosure, BMO integrates environmental considerations, including climate, into strategy, risk management and our Purpose. We welcome feedback and dialogue with investors and other stakeholders, and frequently engage with them, regarding our approach to these complex topics. This engagement, along with the Bank’s climate commitments, makes unnecessary a need for an annual advisory voting policy on environmental policies, including our climate strategy.

Moreover, there is a lack of utility of a say on climate vote in light of the complexity of our climate strategy and the inability to draw clear feedback or conclusions from an “up or down” vote on climate strategy. For example, not being able discern why there is support or lack of support, whether investors are opposed to any climate strategy or wish to see more subtle changes. A say on climate vote would not be as effective as direct shareholder engagement for investors to communicate their views about the bank’s climate strategy and approach.

For each of these reasons, the board recommends a vote AGAINST this proposal.

Withdrawn Proposal

Disclosure of Languages Spoken Fluently by Directors

Be it proposed that languages spoken fluently by directors be disclosed as part of their skills and expertise in the Circular.

Supporting statement

In recent years, a number of public disputes over language have tarnished the reputation of major publicly held corporations as regards their social responsibility and how they interpret their duties and obligations in light of the inherent diversity of our societies. Language, which is at the very heart of our democratic institutions, is in fact a fundamental aspect of the community.

Such situations must be avoided as they are inherently harmful. For this reason - and several others as well - it is desirable for all interested parties (stakeholders) to know, through formal and official disclosure, which languages the directors of the corporation can speak fluently. Obviously, “speaking fluently” means having attained a sufficient level of fluency to be able to use the language widely in all corporate and individual areas of activity: a level sufficient to enable directors to perform their functions and duties fully and completely.

BMO’s Response

As discussed with the proponent, BMO’s board is made up of highly qualified directors from diverse backgrounds and who reflect the markets in which the bank operates, the talent available with the required expertise, and the bank’s evolving customer and employee base. When identifying candidates to recommend for appointment/election to the board, the Governance and Nominating Committee considers only candidates who are highly qualified based on their experience, functional expertise, and personal skills and qualities and considers diversity criteria including gender, age, ethnicity and geographic background.

94	Bank of Montreal Management Proxy Circular 2023

BMO captures the ideal list of skills for directors in four broad categories (Leadership and Strategy, Industry and Transformation, Regulatory and Governance) and records them in a skills matrix. The items in the list are reviewed every year and supplemented as necessary. We use this information to assess the overall strength and diversity of the board and when recruiting new directors. All of our directors have experience in executive leadership, human resources, strategic planning, risk management, mergers and acquisitions, accounting and finance and experience on other boards.

In line with regulatory requirements and consistent with industry and governance practices, BMO prioritizes the skills set out in the skills matrix. As languages spoken by our board members may be of interest to our shareholders and stakeholders, we have now disclosed those languages on an aggregate basis, consistent with disclosure relating to personal information on our Board’s diversity and the confidential nature of the self-reported statements of our directors in response to questions posed to them about languages spoken.

For these reasons, the proponent agreed to withdraw the proposal.

Withdrawn Proposal

Artificial Intelligence

Be it proposed that the Board of Directors review the duties of the Governance Committee and the Risk Management Committee in order to include an ethical component regarding the use of artificial intelligence.

Supporting statement

Artificial intelligence (AI) is in the process of becoming the technology of the future. AI refers to the ability of a machine to simulate human behaviour, such as reasoning, planning and creativity, particularly though the use of learning algorithms. Businesses are increasingly using AI to develop more automated, personalized and customer-oriented services. AI also provides new opportunities to reinforce and facilitate the detection and reduction of risk and fraud and to enhance regulatory compliance.

However, the use of AI is fraught with risk, as illustrated by Deloitte in one of its research studies1:

•	Quality, quantity and relevance of the data used. The results of AI systems are dependent on the quality and quantity of the data. If the datasets used to build algorithms contain biases, the generated algorithm is likely to reflect such biases as well, or even amplify them.
•	Operational opacity (black box, when referring to AI). Unlike older generations of AI where systems made very clear, human-determined decisions, new generations will rely on very complex statistical methods based on thousands of parameters. All these factors will make the final decision difficult to interpret, if not impossible to explain, by humans.
•	Possible malfunctions. Algorithms do not possess the conceptual understanding and common sense that humans do, which are necessary to assess radically new situations.

As pointed out in the latest reports of the World Economic Forum, artificial intelligence is at a turning point. In the short term, it seems important that the development of artificial intelligence should meet minimum criteria for governance, ethics and risk management. Such evaluation, according to Deloitte2, should focus on proving the reliability of the algorithms used (in terms of internal and external verification), the intelligibility of models and the interactions between humans and intelligent algorithms.

It is therefore crucial that the duties of the Governance Committee be reviewed to include this matter and to develop a code for the use of artificial intelligence in order to assure shareholders and interested parties (stakeholders) that the development and use thereof involve placing humans at the heart of the machine, guaranteeing the veracity, security and confidentiality of the data that feed it, and regulating the algorithms so that they incorporate diversity and overcome biases in the decision making process.

BMO’s Response

As discussed with the proponent, Artificial Intelligence (AI) and advanced data analytic technologies are important tools for BMO to deliver increasingly capable products and services for our customers. Consistent with our Code of Conduct, Management understands the importance of, and has taken steps to ensure, the ethical use of artificial intelligence technologies. The existing duties of the Board and its Committees are sufficiently encompassing to capture oversight of Management’s activities in this regard.

Management has taken steps to ensure the ethical use of artificial intelligence technologies including:

•	Launched a Trustworthy AI Council in 2019 with representatives from the business, technology, risk, privacy and ethics to provide guidance and counsel to our early AI efforts.
•	Engaged with external thought leaders, including the World Economic Forum’s steering committee on the Future of AI in Financial Services, Vector Institute, Deloitte and industry associations, to ensure our ethical AI practices were and continue to be informed by the latest thinking on the subject.

1	https://www2.deloitte.com/fr/fr/pages/risque-compliance-et-controle-interne/articles/intelligence-artificielle-quelles-evolutions-pour-profils-de-risques-des-entreprises.html
2

https://www2.deloitte.com/fr/fr/pages/risque-compliance-et-controle-interne/articles/intelligence-artificielle-dans-risque-de-credit.html https://corpgov.law.harvard.edu/2020/06/25/artificial-intelligence-and-ethics-an-emerging-area-of-board-oversight-responsibility/

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•	Developed and implemented a Trustworthy AI framework centred on four commitments: Fairness, Accountability, Transparency, and Trusted & Secure systems. These commitments align with BMO’s values and are embedded throughout the AI life-cycle, forming the basis for the processes and controls that govern the development and implementation of AI systems.
•	Established ethical AI development practices and risk assessments overseen by a Data & Analytics Ethics Working Group. This group advances the responsible use of data and AI through a forum that brings together expertise from across the bank and provides critical guidance on identifying and mitigating potential ethical risks in advance of deploying data and analytics initiatives. There is an escalation path for any ethical issues to the Enterprise Data & Analytics Council and if necessary, to BMO’s Executive Committee.

As AI related risks and the legal and regulatory environment is evolving, management will continue to assess our framework and practices regarding the ethical use of AI with oversight from the Board and its Committees, including the Risk Review Committee, Audit and Conduct Review Committee and Governance and Nominating Committee. We will address the actions we have taken and articulate how we are managing this potential risk in BMO’s next Annual Report to provide this information to a wide range of external stakeholders.

For these reasons, the proponent agreed to withdraw the proposal.

Proposal No. 2

InvestNow Inc. (InvestNow) on behalf of Gina Pappano, 7 Shannon Street, Toronto, O.N. M6J 2E6 has submitted the following proposal for your vote.

InvestNow in Oil and Gas

Submitted by InvestNow Inc., a not-for-profit organization that challenges the divestment movement and advocates for investment in Canada’s oil and gas sector. This is submitted on behalf of Gina Pappano, Executive Director of InvestNow, a shareholder of the bank.

RESOLVED: That Bank of Montreal (“BMO”) make clear its commitment to continue to invest in and finance the Canadian oil and gas sector. And further that BMO conduct a review of any and all of its policies to ensure that there are none that have the effect of encouraging divestment from the sector.

Supporting statement:

Canadians are facing a cost-of-living crisis with escalating inflation threatening serious recession and the prospect of durable stagflation. A major cause of this is rising energy costs. Energy costs are being driven up by a public policy framework and a public conversation that are both directed against investment in the oil and gas sector. The result is chronic underinvestment in that sector.

It’s time for BMO to explicitly state its commitment to Canada’s oil and gas sector. In addition, BMO should end or temporarily suspend support for policies like net zero targets. The embrace of such policies - which have the effect of suggesting that oil and gas extraction, development, and use are not of essential value - sends a negative signal about investment in the sector. Instead, BMO should focus on investment in, lending to, and financing of the oil and gas industry to create more supply and reduce energy costs for Canadians and the world.

Support for the sector is important because:

•	its wellbeing is essential to the wellbeing of Canadians, ensuring energy affordability and with it the affordability of everything else necessary to a reasonable standard of living for all in Canada;
•	its environmental performance is world-leading and steadily improving;
•	its expansion is increasingly important to addressing global concerns such as energy security and energy poverty; and
•	the lack of investment in Canada means more investment in oil and gas sector development in other parts of the world with poorer environmental performance, poorer corporate governance, and serious human rights’ infringements.

The oil and gas sector is the biggest exporting industry in Canada, is in the top three industries for contribution to Canada’s GDP, provides 500,000 jobs across the country and contributes billions every year to government’s coffers in taxes and royalties – paying for countless public services for Canadians.

Additionally, Canadian oil and gas producers are making major environmental gains: their Green House Gas emissions (GHG) were reduced by 22 per cent between 2011 and 2019, then another 12 per cent from 2019 to 20201. They invested $3.1 billion in better environmental performance in 2019 alone, two-thirds of all environmental protection spending in the country that year2.

Adopting a pro-investment stance in Canada’s oil and gas sector is good for the economy, the environment, innovation, shareholders, and everyday Canadians.

1	https://www.canadianenergycentre.ca/canadas-oil-and-gas-emissions-went-down-in-2020-national-inventory-report/
2	https://energynow.ca/2022/07/five-ways-canadas-oil-and-gas-industry-is-improving-environmental-performance/

96	Bank of Montreal Management Proxy Circular 2023

BMO’s Response

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL BECAUSE THE BANK HAS A CLIENT FOCUSED APPROACH TO CLIMATE WHICH INCLUDES SUPPORTING OUR CANADIAN ENERGY SECTOR CLIENTS.

The board respectfully requests that shareholders vote AGAINST this proposal because it is unnecessary in light of BMO’s commitment to be our clients’ lead partner in the context of our Climate Ambition, which supports the net zero strategy of the Canadian oil and gas sector, and the role of the board and management in setting the strategy of the Bank.

Climate strategy is an integral part of our overall strategy that is approved by the board and cannot be delegated to shareholders. It is the board’s responsibility to oversee all risks to the Bank, including climate, and the board must be able to exercise its best judgment in these matters.

Our Climate Ambition commitment is to be our clients’ lead partner in the transition to a net zero world. Our approach has been to support our clients in their own decarbonization journey towards net zero, not to divest. BMO’s approach is consistent with the approach being taken by the Canadian oil and gas sector reflected in the Oilsands Pathways Alliance. The Oilsands Pathways Alliance is a coalition of Canada’s largest oil sands producers operating about 95% of Canada’s oil sands production working together on an ambitious, actionable plan to reduce greenhouse gas (GHG) emissions from oil sands production in phases, with the ultimate goal of net zero emissions by 2050.

BMO’s own net zero ambition is supportive of initiatives like this which will put our clients on a trajectory to achieve net zero goals that preserve competitiveness and align with strategic business goals. Our 2021 Climate Report is very clear that, “…Our client partnership strategy focuses on supporting the decarbonization efforts of our clients, rather than divestment strategies that we believe do not support emissions reduction in isolation.”

We also stated specifically in relation to the oil and gas sector, “Divestment strategies do not support real world emissions reductions and could result in a disorderly net-zero transition that does not address the economic and social needs of the communities affected. We support our clients in their efforts to reduce emissions and anticipate that our clients will, over time, transition their businesses in support of a low-carbon economy. To this end, we are prioritizing engaging with our clients to support their transitions plans. In addition to our support, government policies have a role to play in ensuring that all companies are empowered to begin their respective transitions and fulfill the goals of their transition plans.”

BMO’s leadership has been public in our support for the Canadian oil and gas sector, as we take steps to transition to a lower carbon net zero future. This has included public statements of our senior leadership, identifying Canada as a supplier of choice – with the cleanest and most ethically sourced liquid natural gas in the world – a resource abundantly available across Canada. We have recognized, in the context of lower carbon transition, that North American oil and gas producers are leaders in climate-focused innovations and have some of the most ambitious emission reduction targets of any other oil producers, including GHG emissions, air pollutants and other sources. BMO leadership has further stated that we need to continue to incentivize these and other high-trust producers because they are effective stewards with dependable, transparent ESG standards. The alternative is energy from less regulated producers with a different attitude toward climate change.

This is also part of the regulatory context in which BMO operates in Canada, where the Canadian Net-Zero Emissions Accountability Act, which became law on June 29, 2021, enshrines in legislation Canada’s commitment to achieve net-zero emissions by 2050. Moreover, banking prudential regulators in North America and elsewhere are developing approaches to evaluate transition risks for the financial sector that help shape BMO’s own climate strategy. BMO’s approach to the integration of net zero strategy reflects commercial, risk management and regulatory considerations. It would be inappropriate for shareholders to prevent BMO from managing these issues as would be the case if this proposal were adopted.

For each of these reasons, the board recommends a vote AGAINST this proposal.

Bank of Montreal Management Proxy Circular 2023	97

Proposal No. 3

The Shareholder Association for Research & Education (SHARE) on behalf of the Atkinson Foundation, 130 Queens Quay East, West Tower, Unit 900, Toronto, ON M5A 0P6 and BCGEU, 4911 Canada Way, Burnaby, B.C. V5G 3W3 have jointly submitted the following proposal for your vote.

RESOLVED, shareholders request the Bank of Montreal (“BMO”) to conduct and publish (at reasonable cost and omitting proprietary information) a third-party racial equity audit analyzing BMO’s adverse impacts on non-white stakeholders and communities of colour. Input from civil rights organizations, employees, and customers should be considered in determining the specific matters to be analyzed.

Supporting statement:

As critical intermediaries, financial institutions play a key role in the society as they allow businesses and individuals to access essential economic opportunities through a broad range of financial products and services, including facilitating transactions, providing credit and loan services, savings accounts, and investment management. Because of the important role that financial institutions play in our economy and society, such institutions have a responsibility to ensure that their business operations, practices, policies and products and services do not have adverse impacts on non-white stakeholders and communities of colour.

A report from the Financial Consumer Agency of Canada studying frontline practices of six Canadian banks, including BMO, suggests that racialized or Indigenous bank customers are subjected to discriminatory practices.1 Compared to other customers, visible minorities and Indigenous customers were more likely recommended products that were not appropriate for their needs, were not presented information in a clear and simple manner and were offered optional products, such as overdraft protection and balance protection insurance.

A December 2020 academic review commissioned by the British Columbia Securities Commission found estimates of unbanked Canadians (no official relationship with a bank) ranged from 3%-6%, and underbanked Canadians (who rely on fringe financial institutions like payday lenders) ranged from 15%-28%.2 The review found that under/unbanking has a disproportionate effect on Indigenous peoples, and that “financial access has been cited by researchers as an endemic problem in ‘low-income communities of color’.”

Canadian financial institutions, including BMO, have a responsibility to address financial discrimination and provide greater access to credit and other financial services to ensure all communities become economically resilient.

In recent years, BMO has been subject to negative media coverage on racial equity issues, including racial profiling and racial discrimination.3 4 Such controversies may be indicative of systemic racial equity issues in the Company’s operations.

BMO’s current diversity, equity, and inclusion (“DEI”) commitments are insufficient to identify or address potential and existing racial equity issues stemming from its practices, policies, products, and services. For example, BMO’s Zero Barriers to Inclusion 2025 strategy does not address existing and/or potential racial equity issues stemming from the products and services it offers.

Racial equity issues present significant legal, financial, regulatory, and reputational business risks to the Company and its shareholders. A racial equity audit will help BMO identify, prioritize, remedy, and avoid adverse impacts on non-white stakeholders and communities of colour. Therefore, we urge BMO to assess its behaviour through a racial equity lens in order to obtain a complete picture of how it contributes to, and could help dismantle, systemic racism.

BMO’s Response

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL BECAUSE BMO HAS ALREADY PUBLICLY STATED ITS COMMITMENT TO EQUITY, EQUALITY AND INCLUSION THROUGH BMO’S ZERO BARRIERS TO INCLUSION STRATEGY, INCLUDING ITS ANNOUNCED U.S. COMMUNITY BENEFITS PLAN, AND WILL CONTINUE TO TRACK ITS PROGRESS AGAINST THESE GOALS.

The board respectfully requests that shareholders vote AGAINST this proposal. BMO’s Zero Barriers to Inclusion 2025 is a multi-year strategy that supports equity, equality and inclusion. We are focused on providing access to opportunities and enabling growth for our colleagues, our customers, and the communities we serve. It’s all part of our Purpose-driven commitment to grow the good for an inclusive society—one with zero barriers to inclusion. We currently publish our Zero Barriers to Inclusion goal and initiatives in our Sustainability Report and will continue to do so going forward. Given our strategic focus on Zero Barriers to Inclusion, a number of significant initiatives which have recently been launched

1	https://www.canada.ca/en/financial-consumer-agency/programs/research/mystery-shopping-domestic-retail-banks.html
2	https://bcbasicincomepanel.ca/wp-content/uploads/2021/01/Financial_Inclusion_in_British_Columbia_Evaluating_the_Role_of_Fintech.pdf
3	https://yellowheadinstitute.org/2020/02/27/banking-while-brown-indigenous-people-and-structural-racism-in-canada/
4	https://www.cbc.ca/news/canada/british-columbia/bmo-human-rights-complaint-1.5812525

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and are in process, and our commitment to continue to track our progress against this goal, management does not view a third-party racial equity audit to be additive or necessary at this time.

For our employees, we work to ensure an equitable employee experience for all. We support inclusion and access to development and career advancement for colleagues facing systemic barriers. Our initiatives include the creation of advisory councils focused on the experience, advancement, and engagement of diverse talent and the creation of targeted talent programs to accelerate the recruitment, development and advancement of underrepresented groups. In addition, we provide on-going education to all employees on inclusive behaviour, anti-racism, and Indigenous history given the importance of employee learning in creating an inclusive workplace and an inclusive customer experience.

BMO is committed to zero barriers to inclusion through investments, products, services and partnerships that remove systemic barriers for under-represented customers, employees and communities – and drive inclusion and equitable growth for everyone We are expanding financial inclusion for diverse customers through inclusive banking products, services and resources. We are meeting our customers’ needs by addressing their unique expectations and experiences. Initiatives include offering access to capital to black and minority owned businesses, financial services to underserved groups and programs for Indigenous customers. For example:

•	In November of 2020, BMO launched BMO EMpower with a $5 billion investment over five years to empower Black- and Latino-owned businesses as well as communities of color. As of October 1, 2022 BMO EMpower had exceeded its goal, investing and lending over $5.5 billion in underserved communities to address key barriers faced by minority businesses, communities and families.
•	In November 2022, BMO announced BMO EMpower 2.0 with more than $40 billion to support communities and organizations across the United States including a commitment of more than $15B in home mortgage and small business lending to minority borrowers or in minority communities and more than $17B in community development loans, investments, and other support for affordable housing and economic development. This five-year community benefits plan, which builds on our original BMO EMpower commitment, was developed with input from over 85 community groups from across the country through listening sessions facilitated by the National Community Reinvestment Coalition, the California Reinvestment Coalition and the Alliance to Close the Racial Wealth Gap.
•	BMO launched Business Within Reach for Black Entrepreneurs and committed $100 million in loans to help Black-led businesses start up, scale up, and grow in Canada.
•	BMO has created several programs to help underserved and unbanked communities and customers in the United States.
•	In the United States, BMO is in the process of forming a Community Advisory Council that will be announced later this year. This council will be made up of representatives from not for profit and other community organizations with whom BMO will exchange information and receive input related to its community engagement and investments.
•	In 2021, BMO launched its Welcome Home loan, a mortgage loan product with down payment assistance specifically designed to make homeownership more affordable in certain minority communities in the United States.
•	BMO is also actively involved in Project REACh (Roundtable for Economic Access and Change) in Milwaukee, sponsored by the Office of the Comptroller of the Currency to promote better access to credit and capital in underserved communities.
•	BMO committed to doubling the Indigenous book of business to $8 billion by 2025 (Q3 F22: $7 billion). BMO’s banking services are available to 270 Indigenous communities nationwide and has more than $200 million in authorized loans for housing purposes in Indigenous communities, including its On-Reserve Home Loan Program.

BMO’s Code of Conduct provides ethical guidance for all employees as they offer products and services to our customers. Our Code is based on our values of integrity, responsibility, empathy and diversity and we expect employees to adhere to these values as they conduct business. We regularly reinforce these expectations and intervene in situations where behaviour is not aligned with our Code.

In the community, we strive to be leaders in increasing inclusion, building strong relationships to foster racial justice and Truth and Reconciliation, and promoting inclusive local economic opportunities. Initiatives include investing in organizations that focus on social and racial justice and supplier diversity programs. For example:

•	In partnership with the United Way of Greater Toronto, BMO established the Inclusive Local Economic Opportunity project which aims to drive economic progress in lower socio-economic and racialized areas across Greater Toronto. This includes providing accessible programs and services to community members, local entrepreneurs and businesses and addressing issues of access.
•	BMO has committed $10M to support the establishment of a new Centre for Anti-Racism and Equity in Healthcare at St. Michael’s Hospital that, among other things, aims to increase understanding and awareness of health disparities through anti-oppression training programs and through equity and social accountability workshops, while expanding career pathways for health-care workers in underrepresented groups.
•	As part of its BMO EMpower 2.0 initiative, BMO announced a philanthropic commitment of $135M over 5 years to support charitable projects that are focused on minority communities with more than $100M specifically targeted to minority organizations and communities, including a $5M commitment to support Native American communities and affordable homeownership on tribal trust land.
•	BMO’s Indigenous Advisory Council was formed in 2020 with the mandate to provide guidance and feedback to BMO on the creation of new policies and practices that respond to the 92nd Call to Action of the Truth and Reconciliation Commission of Canada.
•	We published our second edition Wîcihitowin (pronounced: wee-chih-hito-win), our Indigenous Partnerships and Progress Report. Together with First Nations University of Canada,

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BMO provided an online education course, Nisitohtamowin , free to the public for the next three years, backed by a $300,000 pledge to the University. Nisitohtamowin provides an overview of 500 years of colonial history in Canada from the perspective of Indigenous peoples. The course has been completed by 90% of BMO employees to date and almost 20,000 members of the public and is an example of how BMO is translating the spirit of reconciliation into action.

•	BMO has received Gold Certification in Progressive Aboriginal Relations (PAR) from the Canadian Council for Aboriginal Business six consecutive times for advancing Indigenous interests and economic development.
•	BMO donated a total of $16 million to Indigenous communities across Canada, and of this $7.7 million was earmarked toward awards and scholarships.
•	BMO has a company-wide diversity council that works to promote supplier diversity within its procurements and working committees meet monthly to evaluate where the organization might provide opportunities for minority owned businesses. Any certified diverse-owned business that feels they may be able to service BMO’s needs are encouraged to register through BMO’s supplier diversity portal for consideration.
•	To ensure increased accessibility and support for diverse suppliers, in 2021, BMO launched BMO Elevate, a diverse business development program which includes a 10-month curriculum focused on connecting, educating and mentoring certified diverse-owned businesses with a goal of deepening relationships with these suppliers in an effort to grow their business.
•	BMO increased the level of procurement of goods and services from Indigenous partners and in 2022, BMO surpassed its 2023 commitment to spend $10 million annually with Indigenous-owned businesses.

A number of our Zero Barriers to Inclusion initiatives are in progress and will involve, or are informed by, stakeholder consultation such as the Community Advisory Council that will be announced later this year. Considering this and our commitment to continue to track our progress against our Zero Barriers to Inclusion strategy, management does not view a third-party racial equity audit to be additive or necessary at this time. Management will continue to consider and assess ways in which we can measure our progress in furthering an inclusive society with zero barriers to inclusion.

For each of these reasons, the board recommends a vote AGAINST this proposal.

Withdrawn Proposal

B.C. General Employees’ Union General Fund, B.C. General Employees’ Union Defence Fund, 4911 Canada Way, Burnaby, B.C. V5G 3W3 (BCGEU), 4911 Canada Way, Burnaby, B.C. V5G 3W3 and Investors for Paris Compliance on behalf of the Salal Foundation, 185 - 911 Yates St., Suite 561, Victoria, B.C. V8V 4Y9 have jointly submitted the following shareholder proposal which has been withdrawn. The bank has agreed with BCGEU and the Salal Foundation to include this withdrawn proposal in the circular for informational purposes only. It is not part of the formal business of the meeting.

Disclosure of a credible net zero transition plan

The Glasgow Financial Alliance for Net Zero, of which BMO is a member, recommends that financial institutions have a transition plan that contains “a set of goals, actions, and accountability mechanisms to align an organization’s business activities with a pathway to net-zero.”1

In March 2022, BMO released its 2021 Climate Report in response to its 2050 net zero financed emissions commitment. While the Report offers investors some clarity on the measurement of emissions and sectoral 2030 targets, it lacks disclosure and specificity on how BMO will achieve progress. For example:

•	BMO updated its Enterprise-wide Risk Management Framework with tolerance thresholds informed by modelling, but fails to disclose what those thresholds are or whether they are actually used to meet 2030 targets;
•	BMO does not disclose details about how it will evaluate client transition plans or report to investors on the progress of its portfolio;
•	BMO’s lending and underwriting to companies on the Global Coal Exit List amounted to US$6.76 billion in 2021.[2] BMO’s coal policy focuses mainly on “new” coal projects or clients, with no commitment to phase down existing coal financing in line with climate science;
•	BMO indicates it is making progress towards its $300 billion commitment to “sustainable financing,” but does not quantify or disclose the impact of this activity on emissions;
•	Previously, BMO announced[3] a “financial decision” to wind down its energy business outside Canada, but without a timeline. Meeting this commitment by 2030 would enable BMO to halve its oil and gas emissions, in line with climate science.

Investors believe that this lack of specificity and disclosure represents a material business risk. The Office of the Superintendent of Financial Institutions is developing climate risk management guidance that will require BMO to have a Climate Transition Plan to manage “increasing physical risks from climate change, and the transition towards a low-GHG economy.”4

1	https://assets.bbhub.io/company/sites/63/2022/09/Recommendations-and-Guidance-on-Financial-Institution-Net-zero-Transition-Plans-November-2022.pdf
2	https://www.coalexit.org/
3	https://www.reuters.com/article/us-bmo-energy-idCAKBN28B4WD
4	https://www.osfi-bsif.gc.ca/Eng/fi-if/rg-ro/gdn-ort/gl-ld/Pages/b15-dft.aspx#tocl

100	Bank of Montreal Management Proxy Circular 2023

BMO’s need for a credible transition plan is acute considering the bank’s exposure to transition risk. According to a recent study, BMO has 298 million tonnes CO2 equivalent of financed emissions.5 In addition, BMO is still involved in fossil fuel expansion projects including the Trans Mountain pipeline and the Coastal Gaslink project.

BMO’s peers disclose greater specificity regarding how they will reach net zero, including fossil fuel phase down or financing reduction targets (Lloyds, BNP Paribas, ING, Société Générale) and public disclosure regarding client net zero evaluation and progress (Credit Suisse, ANZ Group). This proposal is consistent with one filed and withdrawn by MEDAC last year.6

Resolved: Shareholders request that BMO disclose a transition plan that describes how it intends to align its financing activities with its 2030 sectoral emissions reduction targets, including the specific measures and policies to be implemented, reductions to be achieved by such planned measures and policies, and timelines for implementation and associated emission reductions.

BMO’s Response

BCGEU and the Salal Foundation have agreed to withdraw the foregoing proposal, following constructive engagement with BMO. BMO will be releasing the BMO 2022 sustainability reporting suite with enhanced disclosure on topics addressed in the proposal, including climate transition planning, issues of risk management, client maturity assessment, sustainable finance, and lobbying.

In 2021, BMO joined and began implementing the Net Zero Banking Alliance (NZBA) framework. This framework is a leading good practice in the industry and helps shape the approach BMO takes in pursuit of its Climate Ambition – to be our clients’ lead partner in the transition to a net zero world.

BMO is committed to advancing our Climate Ambition to be our clients’ lead partner in the transition to a net zero world and implementing our commitments under the NZBA framework, including developing credible plans. This work is complex and will evolve over time, as part of the bank’s overall business strategy. The ability of this work to continue at pace will, in some cases, depend on data availability and significant data challenges exist that will need to be overcome for there to be full analysis of net zero alignment across lending portfolios. BMO and our peers continue to seek out and collect more data and analytical capability to advance our climate program. Our acquisition of Radicle, a carbon credit origination and trading platform with ‘Climate Smart’ carbon footprint and advisory technology platform, will facilitate these efforts by deepening our client engagement on decarbonization opportunities and improving data quality.

Beyond our implementation of the NZBA framework, our environmental and social risk management approach includes consideration of client transition plans as part of due diligence tools for certain climate sensitive sectors. We will continue to evolve our approach to take into account and evaluate, as appropriate, the maturity of client transition plans to assess both risk and potential opportunity to help our clients on their journey to net zero.

BMO, BCGEU and Salal Foundation will continue engagement and dialogue on the important topics raised in the proposal as this work progresses.

5	https://oxfam.qc.ca/wp-content/uploads/2022-canada-banks-carbon-footprint-report.pdf
6	https://www.bmo.com/ir/files/F22%20Files/BMOProxy_March2022.pdf

Withdrawn Proposal

BCGEU, 4911 Canada Way, Burnaby, B.C. V5G 3W3 has submitted one shareholder proposal to the bank with the support from the Union of British Columbia Indian Chiefs (UBCIC) which has been withdrawn. The bank has agreed with BCGEU to include this withdrawn proposal in the circular for informational purposes only. It is not part of the formal business of the meeting.

The United Nations Declaration on the Rights of Indigenous Peoples (UNDRIP) stipulates that States shall consult in good faith with Indigenous peoples in order to obtain their free, prior and informed consent (FPIC) before implementing measures that may affect them.1 The federal UNDRIP Act affirms that UNDRIP has legal effect in Canada as an international human rights instrument.2

The Truth and Reconciliation Commission’s Call to Action #92 calls upon the corporate sector to adopt and implement UNDRIP “as a reconciliation framework and to apply its principles, norms, and standards to corporate policy and core operational activities involving Indigenous peoples and their lands and resources.”3

Foley Hoag LLP’s report to banks which funded the controversial Dakota Access Pipeline recommends that international industry good practices on FPIC mean going beyond the minimum standards set by domestic law.4

1	https://daccess-ods.un.org/access.nsf/Get?OpenAgent&DS=A/RES/61/295&Lang=E (Articles 18-19)
2	https://www.canlii.org/en/ca/laws/stat/sc-2021-c-14/latest/sc-2021-c-14.html
3	https://www.rcaanc-cirnac.gc.ca/eng/1524506030545/1557513309443
4	https://foleyhoag.com/news-and-insights/publications/ebooks-and-white-papers/2017/may/good_practices_social_impacts_oil_pipelines_united_states/

Bank of Montreal Management Proxy Circular 2023	101

Failing to consider FPIC also overlooks a material risk. Companies which only seek domestic legal minimums or fail to obtain FPIC routinely see project delays, conflict, and other significant legal, political, reputational and operational risks.

A 2019 paper prepared for the Union of BC Indian Chiefs (UBCIC) entitled Consent5 (Consent Paper) attempts to clear up misconceptions about FPIC, including:

•	“consent” and “veto” are not the same; they have different meaning and uses; and
•	FPIC is not an extension of consultation and accommodation, which are procedural in nature.

The Consent Paper outlines ways in which Canadian businesses can operationalize FPIC, including:

•	seeking and confirming Indigenous consent prior to decisions;
•	outlining the conditions necessary for obtaining and maintaining a Nation’s consent, as opposed to legal devices such as releases that are intended to limit Indigenous rights;
•	using collaborative dispute resolution mechanisms and not limiting a Nation’s ability to take legal action; and
•	building a process for future decision-making and obtaining consent before any approvals are sought from the Crown.

BMO’s Statement on Human Rights invokes the United Nations Guiding Principles on Business and Human Rights (UNGPs). BMO also offers transparency around Indigenous business investment. However, BMO has faced scrutiny around treatment of Indigenous clients, and several projects it funds face criticism of violating Indigenous rights, including Coastal Gas Link in Wet’suwet’en territory and the Line 3 expansion into Northern Minnesota Anishinaabeg lands. Such conflicts have captured international headlines.

Shareholders believe further action is required to operationalize FPIC and Call to Action #92 into BMO’s corporate policies and activities. An explicit reference to operationalizing FPIC will help mitigate human rights risk while giving BMO additional leverage to effect meaningful and necessary change on the path towards reconciliation.

RESOLVED THAT BMO take steps to operationalize FPIC by:

•	revising its Statement on Human Rights to recognize the material risk associated with overlooking FPIC, informed by the Consent Paper;
•	aligning BMO’s practices on Indigenous rights with international industry good practices as outlined by Foley Hoag; and
•	informing itself whether and how clients have operationalized FPIC in their business relationships with clients, as outlined in the UNGPs

BMO’s Response

As reflected in BMO’s Statement on Human Rights, free, prior and informed consent (FPIC) is defined in various international standards and frameworks, including the United Nations Declaration on the Rights of Indigenous Peoples (UNDRIP). In 2021, the Canadian parliament passed Bill C-15, An Act respecting the United Nations Declaration on the Rights of Indigenous Peoples, committing governments to make Canadian law consistent with UNDRIP over a number of years, through consultation and collaboration with Indigenous peoples.

BMO recognizes the importance of free, prior and informed consent, along with the rights of Indigenous peoples to participate in decision-making. Recognizing the risks associated with a failure to adequately address Indigenous rights, we have integrated this topic into our risk management policies and processes, including expressly referencing Indigenous rights in our Environmental and Social Risk Corporate Policy, requiring enhanced due diligence for heightened risk sectors where Indigenous rights impacts are identified, and establishing escalation processes for reputation risk associated with Indigenous rights issues. We also integrate the expectations of the Equator Principles framework which expressly incorporates FPIC, for financings within its scope.

We have consulted with our Indigenous Advisory Council regarding FPIC, inviting them to share their thoughts and feedback with us. Based on recommendations received, BMO is currently planning further education to help deepen the understanding of FPIC and Indigenous Rights for BMO personnel, in the context of our commitments to human rights and Indigenous partnerships, and further embed an understanding of these important issues in our risk management approach. This builds on existing training on FPIC delivered in the context of environmental and social risk management and implementation of our commitments under the Equator Principles framework (which itself directly incorporates the concept of FPIC for financings within its scope).

BCGEU and UBCIC have expressed concerns with the practical implications of the Equator Principles, expressing their view to BMO that the EP4 falls short of the minimum expectations set out in UNDRIP, and due to the limited number of Canadian transactions that become subject to the Equator Principles. BMO does not share this view. BCGEU and UBCIC have also stated that they view this engagement as a meaningful step in a longer-term engagement with the Bank on the operationalization of FPIC.

5	https://www.ubcic.bc.ca/consent_paper

102	Bank of Montreal Management Proxy Circular 2023

Attending in person

You may also attend in person at the BMO IFL, 3550 Pharmacy Avenue, Toronto, Ontario.

Please monitor our website (bmo.com/annualmeeting), and our transfer agent’s website (www.envisionreports.com/BMO2023) for updates, including in the format of our meeting due to any changes in public health guidelines.

PARKING Located on the West side of the building.

DIRECTIONS

From West:

•	401 Eastbound to Don Valley Parkway (DVP) exit
•	Take 404 North to Steeles and Woodbine exit (Exit 22)
•	Stay right and turn right on to Steeles Avenue
•	At the 3rd set of lights, turn right on Pharmacy Ave. and turn into 1st driveway on the right

From East:

•	401 Westbound to Don Valley Parkway (DVP) exit
•	Take 404 North to Steeles and Woodbine exit (Exit 22)
•	Stay right and turn right on to Steeles Avenue
•	At the 3rd set of lights, turn right on Pharmacy Ave. and turn into 1st driveway on the right

From North:

•	404 South to Steeles and Woodbine exit (Exit 22)
•	Turn left on to Steeles Avenue
•	At the 4th set of lights, turn right on Pharmacy Ave. and turn into 1st driveway on the right

From South:

•	Don Valley Parkway (DVP) North which becomes 404 North
•	Take Steeles and Woodbine exit (Exit 22)
•	Stay right and turn right on to Steeles Avenue
•	At the 3rd set of lights, turn right on Pharmacy Ave. and turn into 1st driveway on the right

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